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07022330

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Alumina

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 10 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34874 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/9/07

082-34874

RECEIVED

2007 APR -6 A 10:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-06

Global Alumina

2006 ANNUAL REPORT

MARCH 26, 2007

Forward Looking Information

Certain information in this annual report is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this annual report, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this annual report contains forward looking information pertaining to the following: expectations regarding the financing of the Project (as defined below) and the sources of financing including the anticipated completion of the transactions contemplated by the Subscription Agreement (as defined below); the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure to execute the Subscription Agreement or to complete the transactions contemplated thereby and the Corporation's inability to negotiate an alternative transaction; the failure by the Corporation to satisfy the conditions to the drawdowns under the Loan Facility Agreement (as defined below); the Corporation may not be able to secure sufficient financing to address its current liquidity issues and continue with the development and construction of the Project; the ability of the Corporation to repay advances under the Loan Facility Agreement if transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the joint venture parties to approve plans for the development of the Project after completion of a feasibility study no later than September 30, 2007; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminium or raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form. Although the forward looking information contained in this annual report is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this annual report as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this annual report, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

CONTENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Global Alumina Corporation (the "Company") were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, Chartered Accountants, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) BRUCE WROBEL
Chairman and Chief Executive Officer

(Signed) MICHAEL J. CELLA
Chief Financial Officer

March 26, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Auditors' Report

To the Shareholders of
GLOBAL ALUMINA CORPORATION

We have audited the consolidated balance sheets of Global Alumina Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario, Canada
March 26, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

GLOBAL ALUMINA CORPORATION

CONSOLIDATED BALANCE SHEET
As at December 31, 2006 and 2005
(expressed in U.S. dollars)

	2006	2005
Assets		
Current assets		
Cash	$ 10,894,621	$ 71,413,258
Restricted cash (note 7)	—	15,316,955
Prepaid expenses	11,699,433	2,131,217
Due from affiliates and other assets	320,932	35,524
	22,914,986	88,896,954
Construction-in-progress (note 3)	192,295,864	75,836,168
Property, plant and equipment (note 3)	9,490,039	8,644,094
	224,700,889	173,377,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	26,230,473	15,426,923
Loan payable (note 11)	22,310,140	—
	48,540,613	15,426,923
Shareholders' Equity		
Capital stock and other equity (note 4)	238,593,736	201,360,887
Contributed surplus	1,477,886	982,167
Accumulated deficit	(63,911,346)	(44,392,761)
	176,160,276	157,950,293
	224,700,889	173,377,216

Going concern – Note 1

Approved by the Board of Directors

(Signed) BRUCE J. WROBEL
Director

(Signed) MICHAEL J. CELLA
Director

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31, 2006 and 2005
(expressed in U.S. dollars)

	Years ended December 31, 2006	Years ended December 31, 2005	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2006
Other income			
Interest	$ 1,497,830	$ 759,923	$ 2,664,526
Other	207,502	297,497	1,195,230
	1,705,332	1,057,420	3,859,756
Expenses			
Engineering	—	25,178	15,041,729
Professional fees	6,708,540	8,488,390	23,902,590
General and administrative	12,198,010	8,285,347	24,472,905
Amortization	2,317,367	1,526,793	4,335,982
	21,223,917	18,325,708	67,753,206
Loss for the year	(19,518,585)	(17,268,288)	$(63,893,450)
Deficit – Beginning of year	(44,392,761)	(27,124,473)	
Deficit – End of year	$(63,911,346)	$(44,392,761)	
Basic and diluted loss per share (note 6)	$ (0.10)	$ (0.14)	$ (0.40)

Going concern – Note 1

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006 and 2005

(expressed in U.S. dollars)

	Years ended December 31, 2006	Years ended December 31, 2005	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2006
Cash provided by (used in)			
Operating activities			
Loss for the year	$ (19,518,585)	$ (17,268,288)	$ (63,893,450)
Stock options/common stock issued for services (note 4)	495,719	710,682	1,777,884
Amortization	2,317,367	1,526,793	4,335,982
	(16,705,499)	(15,030,813)	(57,779,584)
Changes in non-cash items relating to operating activities			
Prepaid expenses	(9,568,216)	(2,077,390)	(11,694,606)
Due from affiliates and other assets	(285,408)	90,715	(412,871)
Accounts payable and accrued liabilities	10,803,550	11,294,573	26,176,103
Cash used in operating activities	(15,755,573)	(5,722,915)	(43,710,958)
Investing activities			
Acquisition of Aluminpro	—	—	(576,684)
Additions to other assets	(3,163,312)	(9,543,184)	(12,746,375)
Additions to construction-in-progress	(116,459,696)	(69,436,356)	(192,295,864)
Restricted cash	15,316,955	(15,316,955)	—
Payments to affiliates	—	—	(71,099)
Cash used in investing activities	(104,306,053)	(94,296,495)	(205,690,022)
Financing activities			
Proceeds from issuances of common shares	37,232,849	119,883,464	237,789,737
Deferred offering expenses	—	(4,827)	(4,827)
Collection of stock subscription receivable	—	—	4,000
Loan payable	22,310,140	—	22,310,140
Proceeds from affiliates	—	—	196,551
Cash provided by financing activities	59,542,989	119,878,637	260,295,601
Net increase (decrease) in cash during the year	(60,518,637)	19,859,227	10,894,621
Cash – Beginning of year	71,413,258	51,554,031	—
Cash – End of year	$ 10,894,621	$ 71,413,258	$ 10,894,621

See accompanying notes to consolidated financial statements

GLOBAL ALUMINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(expressed in U.S. dollars)

1. Going Concern and Nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina is pursuing this initiative through its wholly owned subsidiaries, Global Alumina International, Ltd. and Guinea Alumina Corporation, Ltd., both British Virgin Islands companies, and its Guinean subsidiary, Guinea Alumina Corporation, S.A.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

However, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction activities and capital raising and financing initiatives, including a proposed joint venture transaction with certain parties (as described under Note 11 "Framework Agreement").

There is no assurance that these initiatives will be successful and as a result there is substantial doubt regarding the going concern assumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write–downs of the carrying values.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of Global Alumina Corporation and its direct and indirect wholly owned subsidiaries, Aluminpro Aluminium Industry Professionals Inc., Global Alumina Services Company, Global Alumina International, Ltd., Guinea Alumina Corporation, Ltd. and Guinea Alumina Corporation, S.A. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income taxes

The company uses the asset and liability method of accounting for income taxes, under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates or laws is recognized as part of the provision for income taxes in the period the changes are considered substantively enacted.

Future income tax benefits attributable to these differences, if any, are recognized to the extent that the realization of such benefits is more likely than not.

Foreign currency translation

Reporting currency

The consolidated financial statements are presented in U.S. dollars (the reporting currency).

(expressed in U.S. dollars)

The financial statements of the company's fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Monetary items are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, with corresponding amortization translated at the same exchange rates as the assets to which they relate. Revenues and expenses are translated into U.S. dollars at the rates of exchange prevailing when the underlying transactions occurred. Foreign exchange gains or losses on translation are recognized in the consolidated statements of operations.

Foreign currency transactions and balances

The U.S. dollar is the measurement currency of the company. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

Basic and diluted earnings per share

Basic earnings/(loss) per share is computed by dividing earnings/(loss) for the year by the weighted number of common shares outstanding during the year. Diluted earnings/(loss) per share is computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings/(loss) per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the year. Potential common shares represent the common shares issuable upon the exercise of stock options or warrants. Potential common shares are excluded from the calculation if their effect is antidilutive.

Development costs

The company follows the provisions of Accounting Guideline No. 11 (AcG-11), "Enterprises in the Development Stage," of The Canadian Institute of Chartered Accountants (CICA) Handbook. Development costs are capitalized only if they meet the following criteria: the product or process is clearly defined and costs attributable thereto can be defined; the technical feasibility of the process has been established; management of the company has indicated its intention to produce and market the process; the future market has been clearly defined; and adequate resources exist, or are expected to be available, to complete the project. As at December 31, 2006, the company has determined that it did not meet all of these criteria. Accordingly, all development costs have been expensed.

Property, plant and equipment

Property, plant and equipment comprise construction-in-progress, leasehold improvements, motor vehicles and equipment and are recorded at carrying values less amortization. The company's policy is to recognize 50% of the amortization charge in the year of addition to construction equipment, motor vehicles and equipment. Leasehold improvements are amortized on a straight-line basis over the life of the related lease. The other capital assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Motor vehicles	30%
Construction equipment	20%
Equipment	30%

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with CICA Handbook Section 3063, "Impairment of Long-lived Assets." Under that standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available. Future amortization will be charged based on the post-impairment carrying value.

Beginning October 1, 2004, in accordance with CICA Handbook Section 3061, "Property, Plant and Equipment," the company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery is available for commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

a) a change in the extent to which the project asset is expected to be used;

b) a change in the manner in which the project asset is expected to be used;

c) a construction interruption for an extended period of time;

(expressed in U.S. dollars)

d) physical damage; and

e) a change in law or the environment which significantly affects completion.

Stock option plans

The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in general and administrative expenses in the consolidated statements of operations and as contributed surplus within capital stock on the consolidated balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

3. Property, plant and equipment

	2006		
	Cost	Accumulated amortization	Net
Motor vehicles	$ 622,331	$ 185,163	$ 437,168
Construction equipment	10,442,833	2,677,537	7,765,296
Equipment	484,310	165,918	318,392
Leasehold improvement	1,196,902	227,719	969,183
Construction-in-progress	192,295,864	—	192,295,864
	$205,042,240	$3,256,337	$201,785,903

	2006		
	Cost	Accumulated amortization	Net
Motor vehicles	$ 276,846	$ 50,287	$ 226,559
Construction equipment	8,166,265	816,627	7,349,638
Equipment	299,306	48,376	250,930
Leasehold improvement	840,647	23,680	816,967
Construction-in-progress	75,836,168	—	75,836,168
	$ 85,419,232	$ 938,970	$ 84,480,262

4. Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 203,752,544 and 177,682,746 shares as at December 31, 2006 and 2005, respectively.

	Number of common shares		Number of warrants		Total
Balance – January 1, 2005	118,244,623	$ 77,488,786	33,050,000	$ 3,988,638	$ 81,477,424
Shares issued in private placements	57,222,222	117,150,437	—	—	117,150,437
Warrants exercised during the 2005 year	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance – December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Shares cancelled during the 2006 year	(94,601)	—	—	—	—
Warrants exercised or expired during the 2006 year	26,164,399	41,056,998	(28,043,249)	(3,824,149)	37,232,849
Balance – December 31, 2006	203,752,544	238,593,736	2,790,850	—	238,593,736

b) During the year ended December 31, 2006, a total of 26,164,399 (2005 – 2,215,901) warrants were exercised for proceeds of $37,232,849 (2005 – $2,733,026) and an additional 1,878,850 warrants expired unexercised. Details of the 2,790,850 share purchase warrants issued and outstanding as at December 31, 2006 are as follows:

Number of shares exercisable	Expiry date	Exercise price
2,790,850	February 3, 2008	$1.00

(expressed in U.S. dollars)

Stock options

The Company has a stock option plan (the "Plan") which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of stock options. Ten million common shares have been reserved for issuance under the Plan. Stock options granted under the Plan are limited to a maximum term of ten years. During 2006, the following awards were made. On March 7, 2006, a total of 45,000 options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. On December 11, 2006, a total of 1,975,000 options were granted with an exercise price of $1.00, a vesting period over three years and a maximum term of five years. During 2005, a total of 1,307,500 options, net of cancellations, were granted.

Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted during the year ended December 31, 2006 was estimated to be $662,333 (2005 – $1,066,654). Expenses in the amount of $495,719 and $710,682 have been recognized for the years ended December 31, 2006 and 2005, respectively. No stock options have been exercised as of December 31, 2006 and the unvested unamortized fair value of stock options granted amounts to $838,446 (2005 – $671,833).

The Black-Scholes model was developed for use in estimating the fair value of traded stock options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected share price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the awards for the year ended December 31, 2006 were as follows:

Risk-free interest rate	4.75%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

A summary of the status of the Company's plan is as follows:

	Number of stock options	Weighted average exercise price
Outstanding – December 31, 2005	2,345,500	$1.80
Forfeited	(3,000)	2.13
Granted in the year ended December 31, 2006	2,020,000	1.02
Outstanding – December 31, 2006	4,362,500	1.44
Exercisable – December 31, 2006	1,470,833	1.66

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding as at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding as at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price
$1.50	1,010,000	2.4 years	$1.50	1,010,000	2.4 years	$1.50
1.52	25,000	2.7 years	1.52	25,000	2.7 years	1.52
2.50	750,000	3.2 years	2.50	250,000	3.2 years	2.50
1.40	482,500	3.6 years	1.40	160,833	3.6 years	1.40
1.57	75,000	3.9 years	1.57	25,000	3.9 years	1.57
1.75	45,000	4.2 years	1.75	—	—	—
1.00	1,975,000	4.9 years	1.00	—	—	—

5. Income taxes

The Company's income tax provision (recovery) has been calculated as follows:

	2006	2005
Loss for the year	$(19,518,585)	$(17,268,288)
Income tax (recovery) provision at combined Canadian federal and provincial statutory rates	(6,847,723)	(6,064,623)
Current year losses not recognized	6,174,069	6,260,681
Permanent differences	181,131	—
Increase in valuation allowance	492,523	(196,058)
Provision for (recovery of) income taxes	$ —	$ —

(expressed in U.S. dollars)

The following summarizes the principal temporary differences and the related future income tax effect:

	2006	2005
Capital assets	$ 4,272,000	$ 4,271,000
Non-capital losses carried forward	2,913,000	3,049,000
Reorganization costs	1,193,000	1,382,000
Net future income tax asset	8,378,000	8,702,000
Valuation allowance	(8,378,000)	(8,702,000)
Net future income tax asset recorded	$ —	$ —

As at December 31, 2006, the Company has Canadian non-capital losses that expire as follows:

Year of expiry	
2014	$ 936,000
2015	3,786,000
2016	3,267,000

6. **Loss per share**

The computations for basic loss per share are as follows:

	2006	2005
Net loss for the year	$ (19,518,585)	$ (17,268,288)
Weighted average number of common shares	198,000,000	127,340,000
Loss per common share	(0.10)	(0.14)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting years.

7. **Commitments**

The Company has entered into operating lease arrangements for its leased premises. For the year ended December 31, 2006, the total amount paid under these operating leases was $360,637 (2005 – $108,724). The Company's commitments for the operating lease for the next five years are as follows:

	Year ending December 31,
2007	$ 695,367
2008	698,524
2009	698,524
2010	698,524
2011	523,893
Total	$3,314,832

The commitment amounts have not been reduced by the sublease income earned by the Company, as disclosed in note 9.

The Company entered into a letter of credit arrangement on May 5, 2006 to help finance the continued construction of the refinery. The terms and conditions of this facility included a restriction imposed on the Company to maintain cash on hand equal to 105% of the outstanding amount on the letter of credit. The facility expired on October 21, 2006.

From time to time, the Company enters into employment contracts with its senior executives that reflect standard commercial terms, including employment guarantees, in the alumina industry.

8. **Segmented information**

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. As at December 31, 2006, the Company's total property, plant and equipment amounted to $201,785,903, consisting of construction-in-progress of $192,295,864 and other assets of $9,490,039, nearly all of which are located in the Republic of Guinea.

(expressed in U.S. dollars)

9. Related party transactions

During the year ended December 31, 2006, the Company had the following related party transactions:

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the Company's proposed alumina refinery in the Republic of Guinea and all ancillary infrastructure (the "Project"). The Company and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Company had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on Project related milestones (being the ratification of the mining concession and the signing of the DUBAL subscription agreement) being achieved. Both milestones were achieved and the associated incentive fees were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The total payments including the monthly retainer and incentive fees for the year ended December 31, 2006 amounted to $996,000 (2005 – $1,270,000).

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the year ended December 31, 2006 were approximately $55,000.

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is wholly-owned by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Company. The Company and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Company has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Company had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement.

The total payments attributable to the Herakles Agreement for the year ended December 31, 2006 amounted to approximately $208,000 (2005 – $1,181,000).

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total payments for the year ended December 31, 2006 amounted to approximately $407,000 (2005 – $218,000). In addition, the President of Sithe Global provides consulting services to the Company at a rate of $15,000 per month. The total payments for the year ended December 31, 2006 amounted to $180,000 (2005 – $150,000).

In prior years, the Company had an agreement to reimburse Herakles for occupancy expenses. For the year ended December 31, 2006, the Company reimbursed Herakles $nil (2005 – $215,000). This arrangement terminated when the Company moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Company for the year ended December 31, 2006 amounted to approximately $628,000 (2005 – $96,000).

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for Dubai Aluminium Company Limited ("DUBAL") and Dr. Abdulrahman Al Awar, a director of the Company, is Chief Risk Officer for DUBAL. DUBAL and the Company are parties to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement"), and DUBAL and the Company's subsidiary, Guinea Alumina Corporation S.A., are parties to an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project. DUBAL and the Company are also parties to each of the Framework Agreement and the Loan Facility Agreement (as defined and described under Note 11).

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005.

On October 27, 2006, Herakles, a related party, provided the Company with an interest-free loan of approximately $177,000 (the "Herakles loan"), to facilitate the payment of project-related commitments which came due prior to the execution of the loan facility agreement. The Herakles loan was repaid by the corporation in full on November 8, 2006.

Amounts due from affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

10. Financial instruments

Fair value of financial instruments

The Company's financial instruments include cash, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values

Interest rate exposure

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. As at December 31, 2006, the outstanding loan payable in current liabilities is subject to an interest rate of 8.8%.

Foreign currency risk

The Company is exposed to foreign currency translation risk due to cash and accounts payable denominated in Canadian dollars and Guinean francs. As at December 31, 2006, assets consisting principally of cash and cash equivalents denominated in Canadian dollars totalled $13,905 (2005 – $15,435) and in Guinean francs totalled $185,582 (2005 – $176,395). The Company does not enter into arrangements to hedge its foreign currency risk.

11. Framework agreement Loan Agreement

On November 2, 2006, the Company entered into an agreement (the "Framework Agreement") pursuant to which the Company, Global Alumina International, Ltd. ("GAI"), a wholly-owned subsidiary of the Company, Guinea Alumina Corporation, Ltd. ("GAC"), a wholly-owned subsidiary of GAI, BHP Billiton Aluminium Company Limited, The Broken Hill Proprietary Company (Pty) Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") agreed to enter into exclusive negotiations to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). On November 2, 2006, GAC entered into a $100 million secured loan facility agreement (the "Loan Facility Agreement"), as borrower, with BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL, and Mubadala.

The Loan Facility Agreement provides interim financing of up to $100 million to fund Project expenditures incurred up to the date the joint venture agreements are finalized. The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purposes. The Company and GAI are guarantors under the Loan Facility Agreement. The facility is currently secured by a pledge by GAI of its shares of GAC. The facility bears interest at a rate of 8.8% per annum. Interest will accrue until the maturity date of the facility. If the parties are unable to agree on the definitive agreements contemplated under the Framework Agreement, amounts advanced under the Loan Facility Agreement are required to be repaid prior to May 31, 2007. At December 31, 2006 GAC had drawn down the Loan Facility Agreement by $22,072,845.

The original date by which the parties had to enter into the definitive agreements contemplated under the Framework Agreement was November 30, 2006. There have been several extensions of this date, which is now set for March 31, 2007.

Upon execution of definitive agreements contemplated under the Framework Agreement, the Company will become eligible to draw further funds under this Agreement until completion of the joint venture transaction.

Subsequent events

Subsequent to year end, in accordance with the terms of the Loan Facility Agreement GAC has drawn down a further $26,626,836.

On March 26, 2007 the Company approved entering into the joint venture agreements with BHP Billiton, DUBAL and Mubadala (the "Subscribers") under which the Company will retain a one-third interest in GAC and will sell a two-thirds interest in GAC for aggregate proceeds of approximately US$260 million. Completion of the transaction is subject to a number of conditions, including formal consent of the Government of the Republic of Guinea.

The joint venture will be effected through a share subscription agreement which will provide for the purchase by the Subscribers of fractional interests in the shares of GAC. GAC, GAI and the other Subscribers also will enter into a shareholders' agreement which will provide for governance and management of GAC.

Costs incurred in connection with the proposed transaction that are direct and incremental in nature amount to $885,377 and have been deferred as a prepaid expense on the balance sheet. Upon consummation of the transactions described in the Framework Agreement, the deferred costs will be recognized as part of the related components of the transaction.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

13. Contingent liability

There is litigation outstanding that management believes is without merit. Any financial statement impact will be reflected in the year of settlement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2006, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is March 26, 2007.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following: expectations regarding the financing of the Project (as defined below) and the sources of financing including the anticipated completion of the transactions contemplated by the Subscription Agreement (as defined below); the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure to execute the Subscription Agreement or to complete the transactions contemplated thereby and the Corporation's inability to negotiate an alternative transaction; the failure by the Corporation to satisfy the conditions to the drawdowns under the Loan Facility Agreement (as defined below); the Corporation may not be able to secure sufficient financing to address its current liquidity issues and continue with the development and construction of the Project; the ability of the Corporation to repay advances under the Loan Facility Agreement if transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the joint venture parties to approve plans for the development of the Project after completion of a feasibility study no later than September 30, 2007; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminium or raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

Global Alumina's business was originated and carried on by its predecessor, GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999, until

May 25, 2004 when GAPCO completed a share exchange transaction by plan of arrangement with PL Internet Inc., which changed its name to Global Alumina Products Corporation and continued on May 26, 2004 as a New Brunswick corporation upon filing articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA"). The Corporation changed its name to Global Alumina Corporation effective as of April 29, 2005 upon filing articles of amendment under the NBBCA. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")).

Global Alumina's business is the development, construction and operation of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine, power plant, port, railway, road and other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina currently operates through its wholly-owned subsidiary, Global Alumina International, Ltd. ("GAI") (formerly GAPCO), a British Virgin Islands corporation, which in turn wholly owns Guinea Alumina Corporation, Ltd. ("Guinea Alumina") (formerly Boké Alumina Corporation, Ltd.), also a British Virgin Islands corporation, and its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company") (formerly Boké Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina. From its inception on July 21, 1999 through December 31, 2006, Global Alumina has incurred a cumulative deficit of $63,911,346.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation, Guinea Alumina and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants Guinea Alumina and the Project Company exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. On May 16, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. At the request of the Corporation, the Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. See "Loan Facility Agreement".

Alumina Sale and Purchase Agreements

On September 30, 2005, the Project Company and DUBAL entered into a twenty year purchase and sale agreement (the "DUBAL Off-take Agreement") on a take or pay basis for 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange.

On January 24, 2006, the Project Company and Glencore International AG ("Glencore") entered into a twenty year purchase and sale agreement on a take or pay basis for 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") to enter into good faith negotiations for the purchase of up to 25% of the proposed refinery's expected annual production. See "Recent Developments – Off-take Agreements".

On October 30, 2001, GAPCO granted an option (the "Marubeni Option") to Marubeni Corporation ("Marubeni") to enter into good faith negotiations for the purchase of up to 20% of the proposed refinery's expected annual production. This agreement was amended in 2006. See "Recent Developments – Off-take Agreements".

Recent Developments

A. Financial Hardship

On March 26, 2007 the board of directors of the Corporation, on the recommendation of a special committee of independent directors constituted to consider the joint venture Transaction (defined below) and the availability of certain exemptions under the Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*, made the determination that the Corporation is in serious financial difficulty. The board also determined that the Transaction is designed to improve the financial position of the Corporation and the terms of the Transaction are reasonable under the circumstances of the Corporation.

The Corporation is a start-up entrant in a highly concentrated industry pursuing a high risk venture requiring approximately $3 billion in investment. At this stage, the Corporation is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and to fund capital expenditures. The Corporation has had to reduce its expenditure rate by approximately 35% in order to conserve cash. As a consequence, Project development has slowed to a pace just enabling the Corporation to meet its obligations to the Government of Guinea under the Basic Agreement and Mining Concession. The Corporation's cash requirements are being met almost entirely from advances under the $100 million secured loan facility agreement entered into on November 5, 2006 (the "Loan Agreement"). Pursuant to the Loan Agreement, approximately $49 million of the facility has been advanced to date. All amounts owing under the Loan Agreement would have become repayable with accrued and unpaid interest on May 31, 2007 if the Transaction negotiations had failed.

The Corporation's financial difficulties were due primarily to the challenges the Corporation encountered in its recent efforts to raise further equity financing. First, the significant worldwide escalation of costs relating to construction and development in resource based industries arising from current global economic conditions has caused an upward revision of the projected costs of development of the Project since its inception. Second, consolidation in the aluminium industry has resulted in a reduction in the number of strategic investors available to the Corporation. Third, major investors stated a preference, for tax and other reasons, to invest directly at the Project level. Fourth, current market prices for the Corporation's shares have not reflected, in management's view, an appropriate valuation of the Project.

Upon Completion (defined below), the Subscribers (defined below) under the Subscription Agreement (defined below) will make an initial payment of approximately $151.1 million, and subject to Guinea Alumina achieving certain future milestones, will make three additional payments totalling $108.9 million (bringing the total subscription price to $260 million) in exchange for a two-thirds interest in Guinea Alumina. The Corporation has agreed to place 85% of the purchase price in escrow to fund future capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% freely available to fund ongoing corporate expenses.

Also upon Completion, the shareholders of Guinea Alumina will make pro rata capital contributions sufficient to repay amounts outstanding, including accrued and unpaid interest, under the Loan Agreement (except that Global Alumina will contribute 100% of amounts required to repay borrowings incurred to pay corporate costs). The aggregate expected proceeds of $260 million are expected to provide the Corporation with sufficient capital to fund its one-third share of approximately $750 million of future Project equity requirements. The Transaction is beneficial to the Corporation in that the value of the Project will be preserved under the present circumstances and enhanced through the participation of the Subscribers.

B. Joint Venture Transaction Summary

Summary of Subscription Agreement

On March 26, 2007, the Corporation, GAI, Guinea Alumina, The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala" and, together with BHP Billiton and DUBAL, the "Subscribers") agreed to enter into a subscription agreement (the "Subscription Agreement", and together with the Shareholders' Agreement (defined below) and the related agreements described below, the "Transaction") under which the Subscribers agree to subscribe for, and Guinea Alumina agrees to issue, fractional interests in the equity capital of Guinea Alumina. Each of BHP Billiton, DUBAL and Mubadala will subscribe for such fractional interests resulting in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala. The Corporation has been advised that the other joint venture parties have also approved the major terms of the joint venture subject to the finalization of definitive documentation. The Corporation expects that execution of the Subscription Agreement will occur in the next few days. This management's discussion and analysis assumes that the Subscription Agreement has been signed as of the date hereof.

Pursuant to the Subscription Agreement, the Subscribers will pay GAI on completion of the initial subscription ("Completion") a combined initial subscription price of approximately $151.1 million. Within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Corporation to the Project Company and receipt by the Project Company of a binding commitment for final debt financing of the Project, the Subscribers will pay GAI a combined first deferred subscription price of approximately $42.22 million. Within five business days of the earlier of ten business days after the completion of a bankable feasibility study (including construction and contracting and financing plans) with respect to the Project and June 30, 2007, the Subscribers will pay a combined second deferred subscription price of approximately $33.33 million provided such payment shall not be made until the requirements for the first deferred subscription price are met. Within five business days of the date of receipt by the Project Company of a binding commitment for final debt financing of the Project, the Subscribers will pay GAI an additional combined third deferred subscription price of approximately $33.33 million. The interests and associated payments are summarized in the following table.

Party	Fractional Interests	Completion Payment	First Deferred Payment	Second Deferred Payment	Third Deferred Payment	Total
GAI	1,000,000	—	—	—	—	—
BHP Billiton	1,000,000	$ 80 million	$ 20 million	$ 20 million	$ 20 million	$140 million
DUBAL	750,000	$ 51.11 million	$17.22 million	$ 8.33 million	$ 8.34 million	$ 85 million
Mubadala	250,000	$ 20 million	$ 5 million	$ 5 million	$ 5 million	$ 35 million
Total	3,000,000	$151.11 million	$42.22 million	$33.33 million	$33.34 million	$260 million

GAI has agreed to place 85% of each payment amount into a secured escrow account, the use of which is restricted to GAI's capital calls under the Shareholders' Agreement (as defined below) and any warranty and indemnity obligations that may arise under the Subscription Agreement.

Conditions Precedent to Completion

Completion will occur within 20 days following execution of the Subscription Agreement, provided that the Subscribers have confirmed that all conditions precedent to Completion, including consent to the Transaction of the government of the Republic of Guinea, have been satisfied. The conditions precedent must be completed within 90 days of execution of the Subscription Agreement. The Corporation expects to satisfy the conditions to Completion shortly after execution of the Subscription Agreement; however, there can be no assurance the conditions precedent to Completion will be satisfied.

Additional Provisions

Under the Subscription Agreement, GAI has agreed to indemnify the Subscribers against, among other things (i) the claim of a third party to obtain share capital of Guinea Alumina, GAI or the Corporation, (ii) the claim of such third party to an entitlement to purchase alumina from the Project, (iii) any claim of such third party brought against the Subscribers for interference in the exercise of its rights under (i) and (ii) above, (iv) the failure of the Corporation and its subsidiaries to satisfy any requirements with respect to the Mining Concession or its transfer to the Project Company and (v) certain tax indemnities with respect to any liabilities arising from the previous tax treatment of GAI. All of the obligations of GAI under the Subscription Agreement are unconditionally guaranteed by the Corporation.

Any Subscriber can terminate the Subscription Agreement by notice prior to Completion if (i) GAI fails to perform its obligations in any material respect or an event of default occurs under the Loan Facility Agreement prior to that time, (ii) the warranties under the agreement were materially inaccurate when given, (iii) there is a change in the business of the Project resulting in more than $10 million in reduction of value of GAI, the Corporation and Guinea Alumina, as a whole, or affecting the Project's general viability and (v) if the conditions precedent set out in the Subscription Agreement are not completed within 90 days after execution of agreement.

Summary of Shareholders' Agreement

On Completion, GAI, Guinea Alumina and the Subscribers will enter into a shareholders' agreement (the "Shareholders' Agreement") to govern management of Guinea Alumina and the Project. Guinea Alumina's board of directors will hold overall responsibility and control over management of Guinea Alumina and the Project, and will have a maximum of nine directors: GAI will have the right to appoint three directors; BHP Billiton will have the right to appoint three directors; DUBAL will have the right to appoint two directors; and Mubadala will have the right to appoint one director. BHP Billiton will have the right to appoint Guinea Alumina's chief executive and chief financial officers.

Voting Provisions

The voting entitlement of the directors appointed by each party at all times equals the aggregate proportionate shareholdings of the appointing shareholder. Certain fundamental issues will require unanimous board approval, and certain other major issues will require a super-majority board vote of 76%.

Development Plan

The Project management team will conduct a bankable feasibility study for the Project, including identification and implementation of any front-end engineering and design improvements, preparation of the Project's construction and contracting, and financing plans. The study will be submitted to Guinea Alumina's board of directors for approval no later than September 30, 2007 (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost to construct the Project, the financing plan and an operating plan.

The board of Guinea Alumina will consider the Development Plan and may approve it by either (i) unanimous resolution of the directors or (ii) the affirmative vote of all the directors appointed by any three shareholders. If one of the shareholders does not approve the Development Plan at that time (a "Non-Approving Shareholder"), the Non-Approving Shareholder may notify Guinea Alumina of its election to approve the Development Plan any time prior to January 31, 2008 at which time the shareholder will cease to be a Non-Approving Shareholder.

A Non-Approving Shareholder and its appointed directors may not vote on any resolution at any general meeting or board meeting of Guinea Alumina (other than with respect to matters requiring a unanimous resolution). Persons appointed by the Non-Approving Shareholder to the management of the Project Company, will be immediately removed from office. The Non-Approving Shareholder may not dispose of its interests in the Project, except to another shareholder or to a third party that has approved the Development Plan in which case the other shareholders may exercise their pre-emptive right but must do so within 21 days.

The Non-Approving Shareholder will not be required to provide capital (whether debt or equity) to the Project as may otherwise be required, but will not be entitled to exercise any rights of pre-emption under the Shareholders' Agreement.

A Non-Approving Shareholder will have the option exercisable by notice given to each of the other shareholders to return to Project participation upon a re-entry payment proportionate to the additional funds contributed by the other shareholders since the Non-Approving Shareholder failed to approve the Development Plan plus an additional amount depending on when the re-entry is effected. This option may be exercised by the Non-Approving Shareholder at any time up to and including the date that falls five business days prior to the date of final debt funding of the Project.

If the Non-Approving Shareholder does not exercise the re-entry option, the Non-Approving Shareholder will be deemed to have offered to sell all of its interest in the Project to the remaining shareholders.

Financing

Upon Completion: BHP Billiton, DUBAL and Mubadala will subscribe and make the initial payment for fractional interests in Guinea Alumina; the shareholders will immediately approve a distribution of initial subscription funds to GAI; and the shareholders will make capital contributions sufficient for Guinea Alumina to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Agreement.

Guinea Alumina intends to raise up to approximately $2 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the Subscribers may also participate in the Project lending syndicate. Management believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process.

Allocation of Alumina Production

The Shareholders' Agreement contemplates that the Project Company will enter into an off-take agreement, on similar terms and at the same price, with each shareholder for its proportionate share of all available alumina production from the Project. Alumina commitments under the pre-existing off-take agreements with Glencore for 420,000 tonnes per year and DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement (see "Off-take Agreements" below) will be allocated from GAI's shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements.

Material Breach

Material breach under the Shareholders' Agreement means a shareholder failing to provide capital under the Shareholders' Agreement, failing to comply with any material obligation under the Shareholders' Agreement, failing to make payment pursuant to an off-take agreement with the Project Company, or becoming insolvent.

In such circumstances, a defaulting shareholder and its appointed directors may not vote on any matter. A defaulting shareholder may not dispose of its shares in Guinea Alumina or exercise the pre-emptive rights provided by the Shareholders' Agreement. In the event that such breach is not cured prior to the expiry of the applicable cure period, such a defaulting shareholder will be deemed to have served an offer on each other shareholder to sell all of its interests in the Project. The price for such shareholder's interests will be the lower of: (a) the aggregate of: (i) in the case of the Subscribers, the consideration paid by such shareholder or, in the case of GAI, $80,000,000; and (ii) the aggregate of all amounts advanced by the defaulting shareholder to Guinea Alumina up to that date; and (b) 90 per cent of the fair market value of the relevant interests in the Project, and such defaulting shareholder's off-take rights (taken as a whole), where the fair market value is determined by an independent expert.

Change of Control

If a controlling interest is acquired in any shareholder, other than a publicly listed corporation, the other shareholders have the right, exercisable within 45 days, to make an offer to purchase all (but not some) of the interests of such shareholder in the Project.

The Corporation will be deemed to cease to be a publicly listed corporation for the purposes of the Shareholders' Agreement in the event that it or any of its affiliates (other than Guinea Alumina or its subsidiaries) engages in any business that is not located and operating solely in the Republic of Guinea and that is not confined to the natural resources, infrastructure or related service industries, other than any business conducted as at the date of the Shareholders' Agreement.

Restrictions and Requirements Regarding Transfer of Interests

Unless otherwise agreed in writing by the shareholders, a shareholder of Guinea Alumina may not dispose of all or any of its interests in the Project except by a transfer of the entire legal and beneficial interest in such interests to a transferee permitted by the Shareholders' Agreement. A shareholder may transfer its interest in the Project to an affiliate and, in the case of DUBAL and Mubadala only, to an affiliate of either of them. In the case of a transfer to an affiliate, the shareholder will be jointly and severally liable with such affiliate for all obligations under the Shareholders' Agreement.

A shareholder is also permitted to transfer its interest in the Project to a third party where a *bona fide* written offer for the Project interests has been made.

Before the selling shareholder transfers its interests in the Project it must give a notice in writing to all shareholders that it has received a *bona fide* offer from another shareholder or a third party. Any such offer must be in writing, for *bona fide* cash consideration or consideration readily convertible to cash, and expressly subject to the condition precedent that all necessary authorisations are obtained. The other shareholders then have the right to purchase the interests of the selling shareholder on the same terms within 30 days.

If at any time the shareholding percentage of any shareholder falls below five per cent, that shareholder will be deemed to offer to sell all (but not some) of its interests in the Project.

Summary of Ancillary Agreements

Pursuant to the Subscription Agreement, the Corporation has agreed to escrow a portion of the subscription funds and will execute an escrow agreement and related security agreement requiring the maintenance of a separate account with the escrow bank and a security interest in the account. The Corporation and GAI will pay into the escrow account 85% of the subscription price received pursuant to the Subscription Agreement, all investments acquired with escrow account funds and any interest from the escrow account balance.

On Completion, the Project Company and an affiliate of BHP Billiton will enter into a ten-year agreement under which BHP Billiton will provide technical services and support to the Project (the "Technical Services Agreement"). BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of $30 million for the period up to mechanical completion of the Project payable in 16 equal quarterly instalments of $1,875,000 beginning on the last day of June; (ii) $3.00 per tonne of alumina produced by the Project (as adjusted) up to the fifth anniversary of the Project being operational; and (iii) $2.50 per tonne of alumina produced by the Project (as adjusted) thereafter.

At the same time, the Project Company and Aluminpro will enter into a services agreement (the "Services Agreement") in connection with the Project. Pursuant to the Services Agreement, Aluminpro will provide additional services to the Project as requested, including of a technological support nature in connection with the design, construction and operation of the Project.

On Completion, the Project Company, Global Alumina, GAI and Aluminpro will enter into an intellectual property rights deed of transfer which provides for the assignment by Global Alumina, GAI and Aluminpro of all their intellectual property rights, business information and goodwill related to the Project to the Project Company. The Project Company, Guinea Alumina, Global Alumina and GAI will similarly enter into an asset transfer agreement which provides for the assignment by the Corporation and GAI of certain tangible assets related to the Project to the Project Company.

Framework Agreement

Effective as of November 2, 2006, Global Alumina, GAI and Guinea Alumina and the Subscribers entered into an agreement (the "Framework Agreement") to enter into exclusive negotiations to acquire an interest in Guinea Alumina and participate directly in development of the Project. On the same date, the Corporation, GAI and Guinea Alumina entered into the Loan Facility Agreement with the Subscribers and certain of their affiliates in order to fund the Corporation and its subsidiaries during the Transaction negotiation process.

Under the Framework Agreement, the parties agreed to use reasonable efforts to execute and deliver the Transaction agreements. The discussions ultimately resulted in the agreement to enter into the Subscription Agreement, the Shareholders' Agreement and related documents.

Under the Framework Agreement, DUBAL has agreed not to subscribe for additional subscription shares of the Corporation under the DUBAL Subscription Agreement (as defined below) prior to June 30, 2007.

Loan Facility Agreement

Effective as of November 2, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL, and Mubadala (collectively, the "Lenders") entered into a $100 million secured loan facility agreement (the "Loan Facility Agreement"). The Loan Facility Agreement was intended to provide interim financing of up to $100 million to fund Project expenditures incurred up to the date the parties enter into definitive Transaction agreements. The facility is secured by a pledge by GAI of its shares of Guinea Alumina. The facility bears interest at a rate of 8.8% per annum which accrues until the maturity date of the facility.

Under the Loan Facility Agreement, the Corporation and its subsidiaries may not: create or allow to exist any security interest on any of its assets other than as specified in the Loan Facility Agreement; redeem or otherwise repurchase or repay any of its share capital or issue any shares, or permit its subsidiaries to do any of the foregoing, other than as specified in the Loan Facility Agreement; incur any financial indebtedness other than as permitted by the Loan Facility Agreement; declare, make or pay any dividend on or in respect of its share capital, or permit its subsidiaries to do any of the foregoing, other than as specified in the Loan Facility Agreement; carry on any business or own any assets other than in connection with the shares it holds in its respective subsidiary or in performance of the transaction agreements and other agreements listed in the Loan Facility Agreement; or enter into any material transaction with any person otherwise than on arm's length terms and for full market value otherwise than as specified in the Loan Facility Agreement.

Outstanding amounts under the Loan Facility Agreement may become immediately repayable upon the occurrence of an event of default including: non-payment of amounts owing under the facility; a misrepresentation under the Loan Facility Agreement; defaults under any other financial indebtedness; the insolvency of the Corporation or one of its subsidiaries; the Corporation or one of its subsidiaries ceasing to carry on business; a change of control of the Corporation (generally, the acquisition of beneficial ownership of 33.33% of voting securities or the ability to elect a majority of the board) or the Corporation or its subsidiaries failing to hold all of the shares of their respective direct subsidiaries; a governmental expropriation of any assets which would be reasonably likely to result in a material adverse effect; and any objection of the Government of Guinea to any of the Transactions contemplated under the Loan Facility Agreement, the Framework Agreement or the Transaction agreements, unless such objection is remedied within ten business days.

On November 7, 2006, the Corporation completed the conditions precedent to the drawdown of $20 million of the facility (the "First Advance"). On December 22, 2006, the Corporation completed the conditions precedent to the drawdown of an additional $30 million of the facility (the "Second Advance"). The balance of the facility is available for subsequent borrowings (the "Subsequent Advances") upon satisfaction of certain conditions precedent, including: execution of each of the Transaction agreements; all governmental approvals or authorizations required with respect to the Transaction; the delivery of an approved business plan related to the Project; and the termination of the DUBAL Subscription Agreement or the written consent of DUBAL to the transactions contemplated under the Transaction agreements. To date, the Corporation has drawn down virtually all of the First Advance and Second Advance in multiple instalments aggregating $48,699,681. There is no assurance the Corporation will be able to satisfy all or any of the conditions precedent and draw down on the Subsequent Advances.

The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purpose, except as may be permitted by the Lenders.

Guinea Alumina must repay the loan in full on May 31, 2007 if the Transaction agreements have not been entered into by March 31, 2007 or such later date as may be agreed by all the lenders and Guinea Alumina. In respect of the Subsequent Advances (which are only available after the Transaction agreements are entered into) the loan must be repaid on the date of Completion.

A copy of the Loan Facility Agreement has been filed under the Corporation's reference page at www.sedar.com.

C. *Off-take Agreements*

Under the Mitsubishi Option, after the date on which the Corporation has secured binding written commitments for the purchase of at least 75% of the expected annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation expressing its interest to purchase production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement in respect of up to 25% of the proposed refinery's expected annual production, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the arrangement with PL Internet, Inc. On December 11, 2006, Global Alumina gave Mitsubishi notice of receipt of binding commitments for the purchase of at least 75% of the expected annual production from the proposed refinery and on February 9, 2007, Mitsubishi gave Global Alumina notice of its interest to purchase production from the proposed refinery. On February 16, 2007, Global Alumina and Mitsubishi met and Global Alumina delivered to Mitsubishi a draft long-term alumina supply agreement. The parties are now in negotiations with respect to the terms of a supply agreement.

Under an agreement dated March 2, 2006 (the "Amended Marubeni Option"), Marubeni agreed to terminate the Marubeni Option in consideration for a lump-sum payment of $50,000 and an option to enter into good faith negotiations for the purchase of up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

D. *Herakles Loan*

On October 27, 2006, Herakles Capital Corp. ("Herakles"), a related party, provided the Corporation with an interest-free loan of approximately $177,000 (the "Herakles Loan"), to facilitate the payment of Project-related commitments which came due prior to the execution of the Loan Facility Agreement. Following receipt of the Herakles Loan, the Corporation's cash and cash equivalents were approximately $5,622,000. The Herakles Loan was repaid by the Corporation in full on November 8, 2006.

E. *Litigation*

On February 23, 2007, a complaint (the "Complaint") was filed against the Corporation, among others, alleging breach of contract and unjust enrichment. GAPCO, the Corporation's predecessor, contracted with the plaintiff to assist it in raising capital. The plaintiff arranged for IBK investment banking firm in Toronto to coordinate a private placement of units ("Units") of GAPCO, consisting of one GAPCO common share and one-half of a warrant (a "Warrant") to purchase a GAPCO common share for $1.50. Each Unit was sold for $1.00. GAPCO and the plaintiff entered into a written finders fee agreement (the "Finders Fee Agreement") on July 23, 2003 which provided that the plaintiff would receive a commission equal to 1.5% of the cash raised by the IBK private placement.

The Units were placed in January 2004, raising $50 million for GAPCO. GAPCO paid the plaintiff the finders fee of $750,000. The plaintiff alleges that the Finders Fee Agreement entitles him to an additional fee of $562,500 in respect of the proceeds raised on the exercise of the Warrants from time to time prior to their expiry date.

The Corporation's position is that no additional finders fee is payable under the Finders Fee Agreement, as industry practice dictates that commission is only payable in respect of the consideration paid for the securities purchased and not for additional securities that may be issued upon the exercise or conversion of such securities. As the commission was paid on the proceeds raised on the sale of the Units, the Corporation asserts that it has no further obligations to the plaintiff under the Finders Fee Agreement.

The Corporation has moved to dismiss the Complaint. In the event that the Complaint is not dismissed, the Corporation intends to vigorously defend against the allegations contained therein.

Selected Annual Information

The following table provides a brief summary of the Corporation's financial operations. For more detailed information, refer to Global Alumina's consolidated financial statements.

	Year ended December 31,		
	2006	2005	2004
Total revenues (interest and fee income)	$ 1,705,332	$ 1,057,420	$ 440,673
Expenses	$ 21,223,917	$ 18,325,708	$ 17,515,333
Loss before taxes	$(19,518,585)	$(17,268,288)	$(17,074,660)
Net loss	$(19,518,585)	$(17,268,288)	$(17,074,660)
Net loss per share	$ (0.10)	$ (0.14)	(0.18)
	As at December 31,		
	2006	2005	2004
Cash and restricted cash	$ 10,894,621	$ 86,730,213	$ 51,554,031
Working capital (deficit)	$(25,625,627)	$ 73,470,031	$ 47,596,920
Total assets	$224,700,889	$173,377,216	$ 58,756,785
Total long-term liabilities	$ nil	$ nil	$ nil

Selected Quarterly Information (unaudited)

	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005
Total revenues (interest and fee income)	$ 80,701	$ 259,328	$ 632,660	$ 732,643	$ 488,573	$ 189,402	$ 192,209	$ 187,236
Net loss	$(6,214,878)	$(4,432,596)	$(5,014,005)	$(3,857,106)	$(6,434,571)	$(3,437,629)	$(3,369,821)	$(4,026,267)
Net loss per share	$ (0.03)	$ (0.02)	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.03)	$ (0.03)	$ (0.03)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no alumina sales revenue prior to 2010 at the earliest.

Global Alumina's operations during the year ended December 31, 2006 produced a net loss of $19,518,585 or $0.10 per share (2005 – $17,268,288 or $0.14 per share). Interest income for the year was $1,497,830 (2005 – $759,923). The interest income was earned on the proceeds realized from the private placements completed in 2005, proceeds realized from the exercise of warrants during 2006 and advances under the Loan Facility Agreement.

The "Breakdown of Expenditures" table which follows provides a summary analysis of operating expenditures for the year ended December 31, 2006 compared to the corresponding period in 2005 and 2004. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the year ended December 31, 2006 were $116,459,696.

Breakdown of Expenditures

Expenditures	Year ended December 31, 2006	2005	2004
Construction-in-progress	$116,459,696	$69,436,356	$ 6,399,812
Engineering	Nil	25,178	9,340,006
Professional fees	6,708,540	8,488,390	5,426,554
General and administrative	12,198,010	8,285,347	2,256,951
Amortization	2,317,367	1,526,793	491,822
Total expenditures	$137,683,613	$87,762,064	$23,915,145

The comparative numbers for 2005 and 2004 have been reclassified to conform to the presentation adopted in the current year. The reclassification relates to certain items previously included under "Professional fees" that are more appropriately classified under "General and administrative".

Professional fees include expenses related to consulting, legal, financing and accounting services. Professional fees for the year ended December 31, 2006 decreased by $1,779,850, or 21%, from 2005. A decrease in consulting work on the Project accounts for nearly $1.1 million of the decrease year over year. While legal fees decreased, an additional $885,377 of legal fees related to negotiation of debt financing have been deferred on the balance sheet. Costs of the debt financing advisor and the independent consultants it hired to review the Project for the prospective lenders increased $524,000 year over year.

The significant components of general and administrative expenses include Guinean operating expenses, travel and living expenses, salaries, insurance, healthcare and stock option expenses. Costs for those consultants who perform employment services have been classified in 2006 as general and administrative expenses. In 2005, these services, totaling $1,599,000, were formerly classified as professional fees. The 2005 balances have been reclassified to conform with the presentation adopted for 2006. General and administrative expenses increased in 2006 over 2005 by $3,912,663 to $12,198,010, due primarily to the expansion of the operations in Guinea, accruals for advance bauxite royalty payments for the years 2005 and 2006 expected to be payable to the Government of Guinea commencing in 2007 and accelerated pre-construction activities. Commencing in June 2006, the Corporation moderated its work and expenditure growth rate to conserve cash as it began to seek alternative financing to replace the previously anticipated debenture financing from Emirates International Investment Corporation LLC ("EIIC"). See "Liquidity and Capital Resources". Amortization expense increased by $790,574 for the year ended December 31, 2006 compared to 2005 primarily due to the acquisition of construction equipment totalling $8.2 million in late 2005 and an additional $2.6 million of construction equipment and automobiles in 2006.

Capital Expenditures

The Corporation's current estimate of the total cost to complete construction and development of the Project is approximately $3.0 billion. This anticipated increase in the total cost of the Project from an estimated $2.65 to $2.95 billion is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of higher commodities, materials and energy prices resulting from the substantial increase in new investment in the natural resource, oil and gas and construction sectors over the past three years. In addition, in the first quarter of 2006, the Corporation made the decision to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. If the transactions contemplated under the Subscription Agreement are completed, the Corporation's share of the final Project costs will be based on its proportionate interest in Guinea Alumina. See "Recent Developments – Subscription Agreement". The Project development schedule contemplates that initial alumina production from the refinery will commence by the middle of 2010 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity in 2011.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years.

Liquidity and Capital Resources

At December 31, 2006, the Corporation had a working capital deficiency of $25,625,627, compared to a working capital surplus of $73,470,031 at December 31, 2005. Accounts payable and accrued liabilities have increased by approximately 70% to $26,230,473 at December 31, 2006 as the Corporation awaited drawdowns under the Loan Facility Agreement. The decrease in working capital is primarily attributable to an increased level of construction-related expenditures in 2006. In June 2006, EIIC advised the Corporation that it did not intend to complete the purchase of a $50 million principal amount convertible debenture which it had agreed to purchase pursuant to a subscription agreement dated August 16, 2005 and amended September 22, 2005. To replace this anticipated source of financing, the Corporation has entered into the Loan Facility Agreement. The Corporation has drawn down $48,699,681 of the available borrowings under the Loan Facility Agreement as of the date hereof. In the event that the transactions contemplated by the Subscription Agreement and related agreements do not close, all amounts owing under the Loan Facility Agreement will become due and payable, with interest, on May 31, 2007. Assuming that the balance of the available borrowings become available under the Loan Facility Agreement, the Corporation expects that it will be able to meet its non-discretionary operating and capital expenditure requirements through the second quarter of 2007. However, if the Corporation does not meet the conditions precedent to further borrowings under the Loan Facility Agreement, the Corporation will have to identify and secure alternative sources of financing. If the Corporation does not meet such conditions precedent and an alternative source of financing is not secured, the Corporation will not be able to alleviate its liquidity shortfall, which may materially impact the current timetable for Project completion. The Corporation is subject to contractual limitations on its ability to raise debt and equity financing under the Loan Facility Agreement (see "Recent Developments – Loan Facility Agreement") and under the DUBAL Subscription Agreement and the IDBIF Subscription Agreement (as defined below).

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. Citigroup has agreed to suspend work and payment of the retainer fee for the period October 1, 2006 through March 31, 2007 pending completion of the Subscription Agreement. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2008.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (an "MOU") with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the Technip MOU, Technip agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $48.3 million to Technip in connection with Phase One. The Technip MOU has expired, however, the Corporation and Technip have been negotiating a new MOU whereby Technip will carry out the engineering and procurement of the equipment and bulk materials for, and supervise the construction of, the refinery. Until this replacement MOU is agreed between the parties, Technip will continue its work based on the terms of the expired Technip MOU.

Under an MOU dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "2005 MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. On September 29, 2006, the Corporation entered into a new MOU with CCIC and CB&I (the "2006 MOU"). Under the 2006 MOU, CCIC and CB&I will form a joint venture to construct the proposed alumina refinery in Guinea and undertake specialist associated engineering requirements. CB&I is also currently engaged in the engineering work related to the precipitation unit of the proposed refinery. To date, under the 2005 MOU and the 2006 MOU, the Corporation has made aggregate payments of $5.8 million and $6.1 million to CCIC and CB&I, respectively. Additional funds in the amount of $19.1 million have been paid to CCIC for other construction activities.

In 2006, the Corporation entered into additional contractual commitments for the procurement of construction materials and services, increasing the cumulative value of all construction contracts from inception through year-end to $235.6 million. Individual contracts valued in excess of $3.5 million that were entered in 2006 were: (i) a $33.0 million contract for early port of Kamsar works; (ii) a $22.5 million contract for construction of the rail spur from the main line to the refinery site; (iii) a $17.5 million contract for the refinery site earthworks; (iv) a $17.2 million contract for the production of crushed rock for use as railroad ballast, and in-road construction and the production of concrete; (v) a $12.6 million contract for refinery engineering; (vi) an $11.0 million contract for the construction of access roads from the existing highway to the refinery, quarry and new township sites; (vii) a $9.1 million contract for 15,000 tonnes of steel H-pile sections; (viii) a $6.3 million contract for refinery construction planning; (ix) a $4.6 million contract for transportation and setup of the concrete batch plant; and (x) a $3.8 million contract for construction of an upgraded, heavy duty road bridge along the main highway in Boké.

From time to time, Global Alumina enters into letter of credit arrangements in the ordinary course of business. In connection with the procurement of materials required for construction of the refinery, the Corporation entered into a letter of credit on May 5, 2006 which expired on October 21, 2006. Because of a quantity tolerance permitted in the terms and conditions of the letter of credit, the Corporation was required to keep cash on hand through the expiration date in an amount equal to 105% of the face value of the outstanding letter of credit. There are no letter of credit arrangements outstanding as at the date hereof.

The Corporation has entered into financing agreements as described under "Recent Developments" and "Financing Agreements" and the Transaction agreements. See also "Liquidity and Capital Resources".

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. To date, the Corporation has raised gross proceeds of approximately $248 million through the private placement of equity securities and the exercise of outstanding warrants and has a conditional commitment from DUBAL for an additional aggregate estimated amount of $255 million. If the Transaction is completed, DUBAL will no longer provide its additional $255 million investment in the Corporation, however, DUBAL and the Corporation will each assume a share of the final Project costs based on its proportionate interest in Guinea Alumina (being one-quarter and one-third, respectively). The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project. Each is described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into the DUBAL Subscription Agreement and issued to DUBAL 10,000,000 common shares at $2.00 per share, on September 30, 2005.

DUBAL also has the right to subscribe for additional common shares constituting 25% of the Corporation's shares outstanding on a fully-diluted basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription"). The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable. Based on a $1 billion equity requirement, the Additional Subscription price would be $255 million.

In consideration for its initial subscription and Additional Subscription, DUBAL will also be entitled to receive a number of common shares such that its shareholding in the Corporation would equal 25% of the common shares issued by the Corporation. DUBAL's entitlement to receive common shares upon conversion of convertible debt held by third parties, if any, arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, after the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The DUBAL Subscription Agreement restricts the Corporation's ability to raise equity financing by placing the following restrictions on issuances of equity securities by the Corporation: (i) the Corporation may not, prior to the final closing date, issue equity securities to any person if the effect of such issuance would be that such person would own more than 25% of the total number of common shares immediately following the final closing date; (ii) the Corporation may not, prior to the final closing date, issue equity securities at a price of $2.00 or less, unless the issuance is pursuant to a public offering of common shares; and (iii) the Corporation may not, at any time following the final closing date (provided that DUBAL owns at least 10% of the issued and outstanding common shares of the Corporation), issue any securities unless it offers DUBAL the opportunity to subscribe for that number of such securities representing 25% of the securities proposed to be issued.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription, for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina, and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. In anticipation of this right becoming effective, Dr. Abdulrahman Al-Awar was put forward as a nominee of DUBAL and was elected to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders held on May 8, 2006.

The Corporation and DUBAL will enter into an agreement to amend the DUBAL Subscription Agreement to provide that it will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by a specified future date, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005. EIIC was also committed to purchase a $50 million convertible debenture thereunder but failed to do so. The Corporation believes that EIIC has repudiated the agreement and that the Corporation is no longer bound by the agreement.

The EIIC Subscription Agreement had restricted the Corporation's ability to raise equity capital and had entitled EIIC to nominate one representative for election to the Corporation's Board of Directors so long as EIIC held not less than 10% of the Corporation's issued and outstanding common shares.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share, for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at December 31, 2006 or at December 31, 2005.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2006. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation would recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified: a change in the extent to which the project asset is expected to be used; a change in the manner in which the project asset is expected to be used; an interruption to the construction project for an extended period of time; physical damage to the construction project; or a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met: the costs are incremental and directly related to financing; the proposed financing details are specifically identified; and completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Financial Instruments and Comprehensive Income

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement" and 1530, "Comprehensive Income". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Corporation will adopt these new standards effective January 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that: all financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition; all financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and all derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

The Corporation is currently assessing the impact of these new standards on its consolidated financial statements.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 203,752,544 shares were issued and outstanding as at December 31, 2006 and March 26, 2007.

During the year ended December 31, 2006, 94,601 common shares were cancelled pursuant to the operation of an arrangement agreement dated April 3, 2000 between Pelangio-Larder Mines ("PLM") (a predecessor to the Corporation) and Marl Resources Corp., as amended by an agreement dated May 8, 2000 (collectively, the "PLM Agreement"). Pursuant to the PLM Agreement, any certificate representing an interest in PLM which was not surrendered prior to May 15, 2006 would cease to represent any interest or claim of any kind or nature. As of May 15, 2006, certificates representing 94,601 common shares had not been surrendered, therefore these certificates ceased to represent an interest in the capital of the Corporation and the Corporation's issued and outstanding common shares were reduced by 94,601 common shares.

Share Purchase Warrants

During the year ended December 31, 2006 a total of 26,164,399 warrants were exercised for proceeds of $37,232,849 and an additional 1,878,850 warrants expired unexercised. Details of the 2,790,850 share purchase warrants issued and outstanding at March 26, 2007 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
2,790,850	February 3, 2008	$1.00

Employee Stock Options

There are 4,362,500 options outstanding under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 5,637,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
1,010,000	1,010,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
750,000	250,000	500,000	March 10, 2010	$2.50
482,500	160,833	321,667	July 25, 2010	$1.40
75,000	25,000	50,000	November 8, 2010	$1.57
45,000	Nil	45,000	March 7, 2011	$1.75
1,975,000	Nil	1,975,000	December 11, 2011	$1.00

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $495,719 (2005 – $710,682) has been recognized in the financial statements for the year ended December 31, 2006.

Related Party Transactions

Related party transactions are disclosed in Note 9 to the financial statements for the year ended December 31, 2006 and are summarized below.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project and certain overhead expenses incurred by Karalco in respect thereof. The Corporation and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Corporation has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Corporation had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on the achievement of Project-related milestones. One of these milestones, the signing of the DUBAL Subscription Agreement, occurred in 2005 and the other, the ratification of the Mining Concession, occurred in 2006. The incentive fees in respect of these milestones were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer and the incentive based compensation for the year ended December 31, 2006 amounted to $970,000 (2005 – $970,000). During the fourth quarter of 2005, the Corporation determined that an additional amount of $300,000 was payable with respect out-of-pocket and related administrative expenses incurred by Karalco in connection with the services provided to the Corporation. Beginning February 1, 2006, Karalco is reimbursed an amount for office expenses. The cost of such office expenses for 2006 totalled approximately $26,000 ($nil – 2005).

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the year ended December 31, 2006 were approximately $55,000.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is wholly-owned by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The

Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Corporation has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Corporation had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement. The total cost attributable to the Herakles Agreement for the year ended December 31, 2006 amounted to approximately $208,000 (2005 – $1,181,000).

On October 27, 2006, the Corporation received the Herakles Loan from Herakles. See "Recent Developments – Herakles Loan".

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Corporation. Sithe Global is reimbursed at cost. The total cost for the year ended December 31, 2006 amounted to approximately $407,000 (2005 – $218,000). In addition, the President of Sithe Global provides consulting services to the Corporation at a rate of $15,000 per month. The total cost for the year ended December 31, 2006 amounted to $180,000 (2005 – $150,000).

In prior years, the Corporation had an agreement to reimburse Herakles for occupancy expenses. For the year ended December 31, 2006, the Corporation reimbursed Herakles $nil (2005 – $215,000). This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation for the year ended December 31, 2006 amounted to approximately $628,000 (2005 – $96,000).

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL and Dr. Abdulrahman Al-Awar, a director of the Corporation, is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement. See "Financing Agreements – The DUBAL Subscription Agreement" and "Recent Developments – Off-take Agreement Discussions". DUBAL and the Corporation are also parties to each of the Loan Facility Agreement and Framework Agreement. See "Recent Developments – Loan Facility Agreement" and "Recent Developments – Framework Agreement".

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a the EIIC Subscription Agreement. See "Financing Agreements – The EIIC Subscription Agreement".

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors are described herein and under the heading "Risk Factors" in the Corporation's Annual Information Form. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under *Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent year end there were no changes in the Corporation's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Framework Agreement, the Loan Facility Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form, are or will be available through SEDAR and can be accessed through the Internet at www.sedar.com.

Global
Alumina

RR DONNELLEY
Printed in Canada

Global
Alumina

Global Alumina Corporation

Annual Information Form

March 29, 2007

TABLE OF CONTENTS

EXPLANATORY NOTES

Unless otherwise indicated or the context otherwise indicates, in this document, "Global Alumina" refers to Global Alumina Corporation and the "Corporation" refers to Global Alumina and its direct and indirect subsidiaries on a consolidated basis.

Unless otherwise stated, all dollar amounts are expressed in United States dollars.

Forward Looking Information

Certain information in this Annual Information Form is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this Annual Information Form, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this Annual Information Form contains forward looking information pertaining to the following:

- the execution of the Subscription Agreement and the other JV Transaction Agreements;
- the ability of the Corporation to satisfy the conditions precedent to the completion of the transactions contemplated by the Subscription Agreement;
- expectations regarding the financing of the Project and associated infrastructure and the sources of such financing, including the anticipated completion of the transactions contemplated by the Subscription Agreement;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine and refinery start up;
- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- expectations regarding the negotiation of contractual rights;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement and the negotiation and terms of agreements, including the Infrastructure Agreement and Port Agreement, relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and
- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure of the Corporation to execute the Subscription Agreement or to complete the conditions precedent to the initial closing or subsequent instalments under the Subscription Agreement or the transactions contemplated thereby and the Corporation's inability to negotiate an alternative transaction; the failure by the Corporation to satisfy the conditions to the drawdowns under the Loan Facility Agreement; the Corporation may not be able to secure sufficient financing to address its current liquidity issues and continue with the development and construction of the Project; the inability of the Corporation to repay advances under the Loan Facility Agreement if transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the Shareholders to approve plans for the development of the Project after completion of a feasibility study no later than September 30, 2007; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminium or raw materials; and all other factors discussed under the heading "Risk Factors" below. Although the forward looking information contained in this Annual Information Form is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this Annual Information Form as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this Annual Information Form, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

GLOSSARY OF TERMS

Capitalized terms used but not otherwise defined in this Annual Information Form have the following meanings:

"Arrangement" means the share exchange transaction by plan of arrangement effective May 25, 2004 between GAPCO (Guinea Alumina Products Corporation) Ltd. and PL Internet Inc.

"Basic Agreement" means the investment and concession agreement dated October 15, 2004 between Global Alumina, Guinea Alumina Corporation, S.A. and the Ministry of Mines and Geology of Guinea, as amended and restated as of May 16, 2005.

"BHP Billiton" means The Broken Hill Proprietary Company Pty Limited.

"CIM Definition Standards" means the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005.

"Completion" means the completion by the Subscribers of the initial subscription and the allotment of fractional interests in the share capital of Guinea Alumina pursuant to the Subscription Agreement, expected to occur in April of 2007.

"DUBAL" means Dubai Aluminium Company Limited.

"GAI" means Global Alumina International, Ltd.

"Guinea" means the Republic of Guinea.

"Guinea Alumina" means Guinea Alumina Corporation, Ltd.

"Infrastructure Agreement" means the agreement to be entered into by Guinea Alumina, the Project Company and the Republic of Guinea setting out the terms of use of existing infrastructure in Guinea.

"JV Transactions" means the transactions, agreements, documents and instruments resulting in a joint venture with respect to the Project among the Subscribers and GAI.

"JV Transaction Agreements" means collectively, the Subscription Agreement, the Shareholders' Agreement and all other agreements contemplated by the JV Transactions.

"Lenders" means, collectively, BHP Development Finance Proprietary Limited (an affiliate of BHP Billiton), DUBAL and Mubadala.

"Loan Facility Agreement" means the $100 million secured loan facility agreement effective November 2, 2006 between Guinea Alumina, as borrower, the Corporation and GAI, as guarantors, and the Lenders, as amended.

"Mining Concession" means the 690 square kilometre mining concession area near Sangarédi in the Republic of Guinea granted by decree issued January 23, 2006.

"MI 52-110" means Multilateral Instrument 52-110 – *Audit Committees*.

"Mubadala" means Mubadala Development Company PJSC.

"NI 43-101" means National Instrument 43-101 – *Standards of Disclosure for Mineral Projects.*

"NI 51-102" means National Instrument 51-102 – *Continuous Disclosure Obligations.*

"Options" means Share purchase options of Global Alumina issued pursuant to the stock option plan of Global Alumina dated May 27, 2004.

"Port Agreement" means the agreement to be entered into by Guinea Alumina, the Project Company and the Republic of Guinea setting out the terms of use of the port installations to be constructed in Guinea.

"Project" means the development, construction and operation of an alumina refinery near Sangarédi, in the Prefecture of Boké, Guinea, together with a bauxite mine to supply the refinery and port, railway and road infrastructure and all other ancillary infrastructure, as contemplated under the Basic Agreement, as amended.

"Project Company" means Guinea Alumina Corporation, S.A.

"Shareholders" means, collectively, GAI, BHP Billiton, DUBAL and Mubadala.

"Shareholders' Agreement" means the shareholders' agreement between GAI, Guinea Alumina and the Subscribers to be entered into upon Completion to govern management of Guinea Alumina and the Project.

"Shares" means the common shares in the capital of Global Alumina, and each a **"Share"**.

"Subscribers" means, collectively, BHP Billiton, DUBAL and Mubadala.

"Subscription Agreement" means the subscription agreement to be entered into between the Corporation, GAI, Guinea Alumina and the Subscribers, pursuant to which the Subscribers agree to subscribe for, and Guinea Alumina agrees to issue, fractional interests in the equity capital of Guinea Alumina.

"Technical Report" means the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan (Republic of Guinea)" dated February 23, 2006 and prepared for Guinea Alumina Corporation, S.A. by Butty Herinckx & Partners.

"Warrants" means Share purchase warrants of Global Alumina.

CORPORATE STRUCTURE

Name and Incorporation

Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA") on May 26, 2004. GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands company and Global Alumina's predecessor corporation and current subsidiary, completed a reverse takeover transaction with PL Internet Inc. ("PLI") on May 25, 2004. PLI subsequently changed its name to Global Alumina Products Corporation. Global Alumina filed articles of amendment under the NBBCA to change its name to Global Alumina Corporation effective as of April 29, 2005. The registered office of Global Alumina is located at: 44 Chipman Hill, Suite 1000, Saint John, New Brunswick, E2L 4S6. The Corporation's administrative office is located at: 245 Park Avenue, 38th Floor, New York, New York, 10167.

Intercorporate Relationships

The following chart sets forth the name, jurisdiction of incorporation and ownership structure of Global Alumina and its direct and indirect subsidiaries before and after Completion.

Pre – Completion


Global Alumina Corporation (New Brunswick)
100%
100%
100%
Global Alumina Services Company (Delaware)
Global Alumina International, Ltd. (BVI)
Aluminpro Aluminium Industry Professionals Inc.
100%
Guinea Alumina Corporation, Ltd. (BVI)
100%
Guinea Alumina Corporation, S.A. (Guinea)

Post - Completion


Global Alumina Corporation (New Brunswick)
100%
100%
100%
Global Alumina Services Company (Delaware)
Global Alumina International, Ltd. (BVI)
Aluminpro Aluminium Industry Professionals Inc. (Canada)
33⅓%
Subscribers
66⅔%
Guinea Alumina Corporation, Ltd. (BVI)
100%
Guinea Alumina Corporation, S.A. (Guinea)

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is a development stage company whose main business is the development of an alumina refinery located in a major bauxite-mining region of Guinea, together with a bauxite mine to supply the refinery and port, railway and road infrastructure and all other ancillary infrastructure. The Corporation, through its subsidiary Guinea Alumina Corporation, S.A. (the "Project Company") (formerly Boké Alumina Corporation S.A.R.L.) has a mining concession granted by the Government of the Republic of Guinea covering 690 square kilometres within the Prefecture of Boké in the northwestern sector of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina currently has a 100% equity interest in Guinea Alumina through its wholly-owned subsidiary, GAI.

On March 26, 2007, the Corporation, GAI and Guinea Alumina announced approval of the Subscription Agreement to be entered into with the Subscribers providing for the issue of a two-thirds interest in Guinea Alumina to the Subscribers. Execution of the Subscription Agreement is expected to occur in early April 2007. Upon Completion under the Subscription Agreement, the Corporation will retain a one-third interest in Guinea Alumina and will receive in four instalments, subject to satisfaction of certain milestones, approximately $260 million in consideration for the sale of the two-thirds interest in Guinea Alumina. This Annual Information Form assumes that the Subscription Agreement has been signed as of the date hereof.

On March 26, 2007 the board of directors of the Corporation, on the recommendation of a special committee of independent directors, determined that the Corporation is in serious financial difficulty, that the JV Transaction Agreements and transactions in connection therewith are designed to improve the financial position of the Corporation and that the terms of the joint venture are reasonable under the circumstances of the Corporation. This determination was made in support of the availability of an exemption from the valuation requirements and minority shareholder approval requirements applicable to related party transactions under Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combination and Related Party Transactions.

Initial Listing

On May 25, 2004, GAPCO completed an arrangement with PLI, an Ontario reporting issuer, pursuant to a court approved plan of arrangement (the "Arrangement"), whereby GAPCO shareholders exchanged their shares of GAPCO for shares of PLI, resulting in GAPCO becoming a wholly-owned subsidiary of PLI. After completion of the Arrangement, GAPCO changed its name to Global Alumina International, Ltd. and PLI changed its name to Global Alumina Products Corporation. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO is considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI.

Global Alumina listed its Shares on the TSX Venture Exchange (the "TSXV") effective June 15, 2004. Effective February 16, 2005, Global Alumina listed its Shares on the Toronto Stock Exchange (the "TSX") and delisted its Shares from the TSXV. Effective April 29, 2005, Global Alumina filed articles of amendment under the NBBCA to change its name to Global Alumina Corporation. Global Alumina is a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Quebec and New Brunswick.

The TSX notified the Corporation, and announced on March 27, 2007, that it will review the eligibility of the Corporation for continued listing based on the Corporation's current financial condition. The Corporation is confident that Completion of the Subscription Agreement will enable the Corporation to satisfy the TSX's financial condition requirements.

Acquisition of Aluminpro

On July 19, 2004, Global Alumina acquired all of the outstanding share capital of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), a company formed by a group of aluminium industry professionals in 2000 to provide marketing and administrative services to its shareholders and others providing technical consulting services to the aluminium industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of cash payments and 500,000 units of Global Alumina (each a "Unit") valued at $1 per Unit and each consisting of one Share and one-half Warrant. Each Warrant entitled the holder thereof to purchase an additional Share at a price of $1.50 per Share. The Warrants expired on July 19, 2006.

Concurrently with the Aluminpro transaction, Global Alumina entered into a consulting services agreement (each an "Aluminpro Consulting Agreement") with each of the shareholders of Aluminpro under which the former Aluminpro shareholders agreed to provide specified services to Global Alumina in connection with the Project for a stated fee. These agreements had an initial term of one year and have been automatically renewed for successive 90 day periods. The agreements may be terminated by either party by delivering written notice to the other party at least 30 days prior to the end of any renewal term. To date, none of the Aluminpro Consulting Agreements has been terminated. Aggregate fees paid by Global Alumina under these agreements during 2006 and 2005 were $821,351 and $701,596, respectively. See "Directors and Officers – Contractual Relationships with Directors and Executive Officers" below.

The total cost of purchase, including transaction costs, amounted to $1,095,000 and was primarily allocated to engineering contracts in the amount of $1,079,645. Engineering contracts were amortized over a twelve-month period commencing on July 19, 2004, the effective date of the transaction.

The Basic Agreement

On October 15, 2004, Global Alumina, Guinea Alumina and the Ministry of Mines and Geology of Guinea (the "Ministry of Mines") signed the Basic Agreement for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants the Investor (as defined below) exclusive rights to build and operate an alumina refinery within the Mining Concession. Following financing, the Project is to be conducted through Guinea Alumina, and its Guinean subsidiary, the Project Company, acting jointly and severally (for purposes of the discussion of the Basic Agreement, the Project Company and Guinea Alumina are referred to together as the "Investor"). On December 3, 2004, the Corporation commenced pre-construction activities at the port of Kamsar, marked by a groundbreaking ceremony. Accordingly, beginning in the third quarter of 2004, Global Alumina commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization of construction-in-progress will commence when the alumina refinery begins commercial production.

On May 16, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Guinean National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law. On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. At the request of the Corporation, the Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. On March 5, 2007, the Government of Guinea consented to the transfer of a two-thirds interest in Guinea Alumina to BHP Billiton, DUBAL and Mubadala.

The material terms of the Basic Agreement, as amended, are as follows:

Refinery Agreement

The Government of the Republic of Guinea granted the Investor the exclusive right to design, develop, construct, operate and maintain the Project and carry out certain related activities. The term of this grant is 75 years. The Project is to be conducted through the Investor. The Government of Guinea has the right to designate a representative to sit on the executive committee of Guinea Alumina. To date, the Government of Guinea has not designated a representative.

Mining Concession Term

The initial term of the Mining Concession is 25 years. The Mining Concession is to be renewed as follows: (i) at the end of the initial term, automatic renewal for an additional period of 25 years; (ii) if in the six months preceding the expiry of the second 25-year period referred to in (i) above, the Investor delivers to the Government of Guinea a plan of upkeep and maintenance for the Project (a "Maintenance Plan") for the following ten years, the Mining Concession will be automatically renewed for an additional period of ten years; (iii) if in the six months preceding the expiry of the ten year period referred to in (ii) above, the Investor confirms to the Government of Guinea that its Maintenance Plan applicable to that term has been implemented and submits a new Maintenance Plan for the following ten years, the Mining Concession will be automatically renewed for a further period of ten years; and (iv) commencing with the six months preceding the expiry of the ten-year term referred to in (iii) above, the Investor has the right to continue to renew the Mining Concession for successive ten-year terms in accordance with the procedure set out under (iii) above. See " – Bauxite Mining Concession Rights" below.

Infrastructure and Port Installations

The terms of the use by the Investor of the existing infrastructure are to be set out in the Infrastructure Agreement and the terms of use by the Investor of the port installations to be constructed will be governed by the Port Agreement.

The Investor has the right to design, develop and use certain port installations, including the right to expand and improve the access channel and construct a quay and jetty. Although expected to be financed by the Corporation, these port installations will be owned by the Government of Guinea. No royalties will be owed by the Investor in respect of their use for an initial 25-year period following the start of alumina exportation, except for the use of the access channel. Following such initial period, an annual royalty of 2% of the construction costs of the port installations will be payable to the Government of Guinea for the next 25 years, rising to 5% for the following 25-year period. During this 50-year period, an amount equal to 10% of the royalties payable to the Government of Guinea is to be withheld and deposited by the Investor in an escrow account to be used to fund maintenance costs for the port installations. It is possible that the installations may be financed through concessionary loans obtained by the Government of Guinea, in which case the Investor would be obligated to pay royalties in an amount equal to the sum of all principal and interest owing under such loans and a fee.

The Government of Guinea appointed a committee to negotiate the Infrastructure Agreement and the Port Agreement on behalf of the Government of Guinea with the Corporation and Compagnie des Bauxites de Guinée ("CBG"). These negotiations are substantially complete and cover the port, railway and access to other infrastructure, such as the hospital at Kamsar.

In addition, the Investor has the right to design, develop and use a port terminal and warehouse storage facilities. These installations will be owned by the Corporation.

Financing

The Investor has agreed to use its best efforts to obtain the financing necessary for the Project within 18 months of the date that the Basic Agreement became effective, provided that: all of the necessary authorizations (including, decrees granting the mining concession and all permits) required in Guinea to carry out the Project have been irrevocably provided to the Investor; all of the rights have been made available to the Investor, as contemplated under the Basic Agreement, such that the Project can be implemented; and the necessary land has been made available or transferred to the Investor, as contemplated under the Basic Agreement.

Production

The Investor has the right to produce and market alumina and to export alumina from Guinea without any restriction. The Government of Guinea may request that the Investor enter into a long term agreement for the sale of alumina to Guinea. The Investor has no obligation to enter into such an agreement if the terms are not as advantageous as those which the Investor may obtain from a third party and taking into account the financing imperatives of the Project. To date, the Government of Guinea has not requested that the Investor enter into such an agreement and if the JV Transactions are consummated all alumina production will have been committed.

Local Supplies, Services and Employees

To the extent the Investor is responsible for transport, the Investor has agreed to transport 50% of exported alumina on certain vessels designated by the Government of Guinea and sailing under the Guinean or assimilated flag. The Investor has agreed to use services, products and raw materials from Guinean sources, so long as those services, products and raw materials are available on comparable terms to those available on the international market. The Investor has also agreed to employ as a matter of priority Guinean nationals or residents for its unskilled labour requirements while retaining the right to employ expatriate personnel who are necessary to the efficient conduct of the Project.

Mining Royalties

Starting with the first fiscal year following the start-up of commercial alumina production by the Project, the Investor will be subject to a mining royalty on the bauxite transformed into alumina upon its exit from inventory equal to 5% of the "free on board" value of bauxite, determined by using a formula referred to in the Basic Agreement as the CBG formula, on the date of the Basic Agreement. The Investor expects to be required to make advance payments commencing in 2007 in respect of the years 2005 to 2008 aggregating approximately $7 million.

State Assistance, Guarantees and Guinean Tax and Exchange Controls

The Government of Guinea has agreed to facilitate all steps and procedures and provide all reasonable assistance necessary for the implementation of the Project.

An advantageous Guinean tax regime for the Corporation is specified in the Basic Agreement:

(a) Until the start-up of commercial alumina production, the Corporation and its sub-contractors will be exempt from all Guinean taxes, except for employee withholdings.

(b) Following commercial start-up and for a period of 15 years, Guinea Alumina will make annual tax payments to the Government of Guinea in accordance with the following schedule: $5 million in the first five years; $8 million in the next five years; and $12.5 million in the final five years. Guinea Alumina will also be subject to an annual local development tax of $500,000 for the 15 years following commercial start-up and $1,000,000 for the next following 15 years.

(c) After the 15 years following commercial start-up, Guinea Alumina will pay corporate income tax at a rate of 35%.

The Government of Guinea has agreed that the Corporation may transfer currency freely and that the Corporation is not required to repatriate to Guinea amounts held in overseas accounts except amounts necessary for expenses incurred in Guinean Francs in Guinea for the project.

Additional Guarantees of the Government of Guinea

In addition to the foregoing guarantees and assurances, the Government of Guinea has, under the Basic Agreement, guaranteed that it will not expropriate or nationalize all or part of the assets of the Project, whether through direct action or the implementation of indirect measures including legislation, court decisions or third-party agreements. The Government of Guinea has also agreed not to restrict: the employment of expatriate personnel; the free choice of manufacturers and direct subcontractors; the free movement in Guinea of equipment, goods and expatriate personnel; the free importation of foodstuffs, spares, materials, consumables and other goods necessary for the Project; and the importation of satellite equipment in compliance with applicable regulations.

Termination

Each party has the right to terminate the Basic Agreement in the event of a serious breach of one of the material obligations of the Basic Agreement by the other party or a force majeure.

A force majeure includes wars, military insurrection, riots, civil unrest, earthquakes, fires, storms, flooding or other events beyond the control of a party which renders impossible the performance by that party of its obligations. If following a force majeure, the parties are not able to agree on how to remedy the event, the Government of Guinea will pay to the Investor compensation equal to the value of the Project assets, taking into account their potential use for the greater of the remaining term of the Basic Agreement and 50 years.

Interpretation

Having been ratified by the Guinean National Assembly, the Basic Agreement has the force of law in Guinea. The Basic Agreement derogates in certain respects from pre-existing Guinean laws and regulations. Under the Basic Agreement, the Government of Guinea recognizes these derogations and has agreed that, to the extent there are discrepancies between the Basic Agreement and pre-existing laws and regulations, the Basic Agreement will prevail.

The Government of Guinea and the Corporation have agreed that the Basic Agreement will be interpreted in accordance with the laws of France. The Government of Guinea has waived its right to sovereign immunity under the Basic Agreement.

Bauxite Mining Concession Rights

Pursuant to the Basic Agreement, as amended, on January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement (as described under "– The Basic Agreement -- Mining Concession Term" above). At the request of the Corporation, the Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and CBG, a joint venture between Halco (Mining) Inc. ("Halco") and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. The Tripartite Agreement states that neither Global Alumina nor CBG may make any claims against the other and none of the parties to the agreement has any claim against any one of the other parties. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if such transfer is without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

Financing Activities

The Corporation's current estimate of the total cost to complete development and construction of the Project is approximately $3.0 billion. The following sections describe the financings that the Corporation has completed to date or that are substantially advanced as of the date of this Annual Information Form.

Marubeni Subscriptions

Between March 7, 2000 and November 21, 2001, GAPCO issued an aggregate of 75,000 GAPCO common shares (3,000,000 Shares) to Marubeni Corporation ("Marubeni") and certain of its affiliates for total gross proceeds of $1.2 million.

Under an agreement dated March 2, 2006 (the "Marubeni Option Agreement"), Marubeni agreed to terminate its pre-existing off-take option under agreements with GAPCO in consideration for a lump sum payment of $50,000 from Global Alumina. Under the Marubeni Option Agreement, the Corporation has granted Marubeni an option to purchase up to 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery. See "Contractual Commitments – Off-take Agreements – Marubeni Option" below.

Mitsubishi Subscription

On December 7, 2001, GAPCO entered into an agreement (the "Mitsubishi Agreement") with Mitsubishi Corporation ("Mitsubishi") pursuant to which Mitsubishi acquired 40,000 GAPCO common shares (1,600,000 Shares) at $25 per common share for gross proceeds of $1,000,000. In addition, GAPCO granted Mitsubishi an irrevocable option to purchase, at an exercise price per common share equal to the fair market value of a GAPCO common share to be agreed upon by the parties upon and at the date of satisfaction of certain conditions related to the debt financing necessary for completing the Project, an undetermined number of additional GAPCO Common Shares (the "Mitsubishi Equity Option"). In addition, GAPCO granted an option to Mitsubishi for the purchase of up to 25% of the annual production from the proposed refinery (the "Mitsubishi Off-take Option"). The obligations of GAPCO under the Mitsubishi Agreement were assumed by the Corporation following the Arrangement. See "Contractual Commitments – Off-take Agreements – Mitsubishi Off-take Option" below.

Unit Private Placement

On February 3, 2004, GAPCO closed a private placement, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million, of 50,000,000 Units at $1.00 per Unit. Each Unit consisted of one common share of GAPCO and one-half of a Warrant, each whole Warrant being exercisable at an exercise price of $1.50 per common share for 24 months after the closing date. The Warrants expired on February 3, 2006. The proceeds of the offering, net of offering costs, amounted to $44,776,614.

A total of 23,371,150 Warrants were exercised resulting in aggregate proceeds of $35,056,725. In connection with this Unit private placement, GAPCO issued broker Warrants exercisable for an aggregate of 4,000,000 common shares at an exercise price of $1.00 per common share. These broker Warrants expire on February 3, 2008. To date, broker Warrants have been exercised for 1,209,150 Shares, resulting in aggregate proceeds of $1,209,150.

December 2004 Private Placement

On December 23, 2004, Global Alumina closed a private placement which raised gross proceeds of $30,000,750 through the issuance of 15,385,000 Shares at $1.95 per Share. The proceeds of the offering were used to fund early stage construction of the Project. The net proceeds from the offering amounted to $27,994,310 after deducting commissions, fees and related transaction costs of approximately $2,006,440.

DUBAL Private Placement

On September 30, 2005, Global Alumina closed a private placement to DUBAL of 10,000,000 Shares at $2.00 per Share for gross proceeds of $20 million. DUBAL also has the right pursuant to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement") to subscribe for additional Shares constituting up to 25% of the Shares on a fully-diluted basis for an aggregate subscription price estimated at the time the DUBAL Subscription Agreement was entered into of $180 million (the "Additional Subscription"). Management of the Corporation does not expect that the Additional Subscription will be completed.

The Corporation and DUBAL will enter into an agreement to amend the DUBAL Subscription Agreement to provide that it will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by a specified future date, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

The DUBAL Subscription Agreement is summarized under "Material Contracts – The DUBAL Subscription Agreement" below.

EIIC Private Placement

On October 20, 2005, Global Alumina closed a private placement to Emirates International Company LLC ("EIIC"), an investment company resident in the United Arab Emirates, of 25,000,000 Shares at $2.00 per Share for gross proceeds of $50 million. Offering expenses of $49,135, the commission of $2.5 million paid to SW Source Capital UK as placement agent and an additional $78,440 of listing expenses were recorded in the fourth quarter of 2005 as a reduction of share capital.

Under the subscription agreement dated August 16, 2005 between Global Alumina and EIIC, as amended by an amending agreement dated September 22, 2005 (together, the "EIIC Subscription Agreement"), Global Alumina had agreed to issue, and EIIC agreed to purchase, a $50,000,000 convertible debenture (the "Debenture").

EIIC failed to purchase the Debenture and, accordingly; the Corporation believes that EIIC has repudiated the agreement and that the Corporation is no longer bound by the agreement.

The EIIC Subscription Agreement is also summarized under "Material Contracts – The EIIC Subscription Agreement" below.

IDBIF Private Placement

On December 29, 2005, Global Alumina closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 Shares at $2.25 per Share for gross proceeds of $49,999,999.50. Under the IDBIF Agreement, as long as IDBIF holds more than 5% of Global Alumina's issued and outstanding Shares, Global Alumina will not issue any Shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of Warrants issued by Global Alumina prior to the execution of the subscription agreement dated November 29, 2005 between Global Alumina and IDBIF (the "IDBIF Agreement"); (iii) an exercise of Options granted in the ordinary course and consistent with past practice; or (iv) a public offering of Shares by way of prospectus.

Framework Agreement

Effective as of November 2, 2006, Global Alumina, GAI and Guinea Alumina and the Subscribers entered into an agreement (the "Framework Agreement") to enter into exclusive negotiations for the Subscribers to acquire an interest in Guinea Alumina and participate directly in the development of the Project. On the same date, the Corporation, GAI and Guinea Alumina entered into the Loan Facility Agreement with the Subscribers and certain of their affiliates in order to fund the Corporation and its subsidiaries during the transaction negotiation process. The discussions ultimately resulted in the agreement to enter into the Subscription Agreement, Shareholders' Agreement and related documents.

Under the Framework Agreement, DUBAL has agreed not to exercise its Additional Subscription right under the DUBAL Subscription Agreement prior to June 30, 2007.

Project Debt Financing

Global Alumina retained Citigroup Global Markets Inc. ("Citigroup") in connection with raising approximately $1.8 billion in debt for development and construction financing of the Project. Citigroup, on behalf of the prospective lenders, commissioned SRK Consulting ("SRK") as the independent technical and economic engineer to review the Project. SRK provided to the prospective lenders an interim review report on the Project dated April 2005. On November 2, 2006, Citigroup agreed to suspend work and payment of the retainer fee for the period October 1, 2006 through March 31, 2007 pending Completion. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2008.

Loan Facility Agreement

Effective as of November 2, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and the Lenders entered into the Loan Facility Agreement. The Loan Facility Agreement was intended to provide interim financing of up to $100 million to fund Project expenditures incurred up to the date that the parties enter into definitive transaction agreements. The facility is secured by a pledge by GAI of its shares of Guinea Alumina. The facility bears interest at a rate of 8.8% per annum which accrues until the maturity date of the facility.

Under the Loan Facility Agreement, the Corporation and its subsidiaries may not: create or allow to exist any security interest on any of its assets other than as specified in the Loan Facility Agreement; redeem or otherwise repurchase or repay any of its share capital or issue any shares, or permit its subsidiaries to do any of the foregoing, other than as specified in the Loan Facility Agreement; incur any financial indebtedness other than as permitted by the Loan Facility Agreement; declare, make or pay any dividend on or in respect of its share capital, or permit its subsidiaries to do any of the foregoing, other than as specified in the Loan Facility Agreement; carry on any business or own any assets other than in connection with the shares it holds in its respective subsidiary or in performance of the transaction agreements and other agreements listed in the Loan Facility Agreement; or enter into any material transaction with any person otherwise than on arm's length terms and for full market value otherwise than as specified in the Loan Facility Agreement.

Outstanding amounts under the Loan Facility Agreement may become immediately repayable upon the occurrence of an event of default including: non-payment of amounts owing under the facility; a misrepresentation under the Loan Facility Agreement; defaults under any other financial indebtedness; the insolvency of the Corporation or one of its subsidiaries; the Corporation or one of its subsidiaries ceasing to carry on business; a change of control of the Corporation (generally, the acquisition of beneficial ownership of 33.33% of voting securities or the ability to elect a majority of the board) or the Corporation or its subsidiaries failing to hold all of the shares of their respective direct subsidiaries; a governmental expropriation of any assets which would be reasonably likely to result in a material adverse effect; and any objection of the Government of Guinea to any of the transactions contemplated under the Loan Facility Agreement, the Framework Agreement or the JV Transaction Agreements, unless such objection is remedied within ten business days.

On November 7, 2006, the Corporation completed the conditions precedent to the drawdown of $20 million of the facility (the "First Advance"). On December 22, 2006, the Corporation completed the conditions precedent to the drawdown of an additional $30 million of the facility (the "Second Advance"). The balance of the facility is available for subsequent borrowings (the "Subsequent Advances") upon satisfaction of certain conditions precedent, including: execution of each of the JV Transaction Agreements; all governmental approvals or authorizations required with respect to the JV Transactions; the delivery of an approved business plan related to the Project; and the termination of the DUBAL Subscription Agreement or the written consent of DUBAL to the transactions contemplated under the JV Transaction Agreements. To date, the Corporation has drawn down virtually all of the First Advance and the Second Advance in multiple instalments aggregating $48,699,681. There is no assurance the

Corporation will be able to satisfy all or any of the conditions precedent and draw down on the Subsequent Advances.

The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purpose, except as may be permitted by the Lenders. Guinea Alumina must repay the loan in full on May 31, 2007 if the JV Transaction Agreements have not been entered into by March 31, 2007 or such later date as may be agreed by all the Lenders and Guinea Alumina. In respect of the Subsequent Advances (which are only available after the JV Transaction Agreements are entered into) the loan must be repaid on the date of Completion.

A copy of the Loan Facility Agreement has been filed under the Corporation's reference page at www.sedar.com.

Joint Venture Transaction Agreements

Summary

On March 26, 2007, the Corporation announced its approval of the Subscription Agreement to be entered into with BHP Billiton, DUBAL and Mubadala under which the Subscribers will subscribe for, and Guinea Alumina will issue, fractional interests in the equity capital of Guinea Alumina. Each of BHP Billiton, DUBAL and Mubadala will subscribe for such fractional interests resulting in the ownership structure of Guinea Alumina after Completion being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala.

Pursuant to the Subscription Agreement, the Subscribers will pay GAI on Completion a combined initial subscription price of approximately $151.1 million. Within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Corporation to the Project Company and a binding commitment for final debt financing of the Project having been received by the joint venture, the Subscribers will pay GAI a combined first deferred subscription price of approximately $42.22 million. The Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Ministry of Mines on November 16, 2006. Within five business days of the earlier of ten days after the completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project and June 30, 2007, provided such payment shall not be made until the requirements for the first deferred subscription price are met, the Subscribers will pay GAI a combined second deferred subscription price of approximately $33.33 million within five business days of the date of a binding commitment for final debt financing of the Project having been received by the joint venture, the Subscribers will pay GAI an additional combined third deferred subscription price of approximately $33.34 million. The interests and associated payments are summarized in the following table.

Party	Fractional Shares	Completion Payment	First Deferred Payment	Second Deferred Payment	Third Deferred Payment	Totals
GAI	1,000,000	–	–	–	–	–
BHP Billiton	1,000,000	$80 million	$20 million	$20 million	$20 million	$140 million
DUBAL	750,000	$51.11 million	$17.22 million	$8.33 million	$8.34 million	$85 million
Mubadala	250,000	$20 million	$5 million	$5 million	$5 million	$35 million
Totals	**3,000,000**	**$151.11 million**	**$42.22 million**	**$33.33 million**	**$33.34 million**	**$260 million**

Upon Completion, the Subscribers will collectively make an initial payment of approximately $151.1 million, and subject to Guinea Alumina achieving the milestones described above, will make three additional payments totalling $108.9 million (bringing the total subscription price to $260 million) in exchange for a two-thirds interest in Guinea Alumina. The Corporation has agreed to place 85% of all subscription proceeds in escrow to fund future capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% freely available to fund ongoing corporate expenses. After Completion, GAI and the Subscribers will each make *pro rata* capital contributions to Guinea Alumina sufficient to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Facility Agreement (except that Global Alumina will contribute 100% of amounts required to repay borrowings incurred to pay corporate costs).

Conditions Precedent to Completion

Completion will occur within 20 days following execution of the Subscription Agreement, provided that the Subscribers have confirmed that all conditions precedent to Completion have been satisfied. The conditions precedent must be satisfied within 90 days of execution of the Subscription Agreement and include: (i) the consent of the Government of the Republic of Guinea to the transactions contemplated by the Subscription Agreement; (ii) the execution of all JV Transaction Agreements and related documents; (iii) the transfer of certain intellectual property rights to Guinea Alumina from related corporations; and (iv) customary opinions from legal counsel.

There can be no assurance the conditions precedent to Completion will be successfully completed.

Additional Provisions

Under the Subscription Agreement, GAI has agreed to indemnify the Subscribers from, among other things, (i) claims of a third party to obtain share capital of Guinea Alumina, GAI or the Corporation, (ii) claims of such third party to obtain off-take of alumina production from the Project, (iii) any claim of such third party brought against the Subscribers for interference in the exercise of rights under (i) or (ii) above, (iv) the failure of the Corporation and its subsidiaries to transfer, or satisfy any requirements with respect to the transfer of, the Mining Concession and (v) certain tax indemnities with respect to liabilities arising from the previous tax treatment of GAI. All of the obligations of GAI under the Subscription Agreement are unconditionally guaranteed by the Corporation.

Any Subscriber can, by notice, terminate it obligations prior to Completion if (i) GAI fails to perform its obligations in any material respect or an event of default occurs under the Loan Facility Agreement prior to that time, (ii) the warranties under the agreement were materially inaccurate when given, (iii) there is a change in the business of the Project resulting in more than $10 million in reduction of value of GAI, the Corporation and Guinea Alumina, as a whole, or affecting the Project's general viability, and (v) if the conditions precedent set out in the Subscription Agreement are not completed within 90 days following execution.

Shareholders' Agreement

Summary

On Completion, GAI, Guinea Alumina and the Subscribers will enter into the Shareholders' Agreement to govern management of Guinea Alumina and the Project. Guinea Alumina's board of directors will have overall responsibility and control over management of Guinea Alumina and the Project and will have a maximum of nine directors. GAI will have the right to appoint three directors, BHP Billiton will have the right to appoint three directors, DUBAL will have the right to appoint two directors and Mubadala will have the right to appoint one director. BHP Billiton will also have the right to appoint Guinea Alumina's chief executive and chief financial officers

If the shareholdings of the parties in Guinea Alumina vary in the future, entitlement to board representation will be adjusted to equal 0.09 multiplied by the shareholding percentage, rounded to the nearest whole number. Each Shareholder must ensure it appoints at least one director. The voting entitlement of the directors appointed by each party will at all times equal the aggregate proportionate shareholdings of the appointing Shareholder. Only DUBAL and Mubadala are permitted to agree to vote together.

Voting Provisions

For certain special matters, minimum combined votes are required from directors who represent Shareholders holding in the aggregate at least 76% of the outstanding capital of the corporation in order to pass such special resolutions including: (i) borrowings in excess of $100,000 during the development stage, $200,000 during the construction stage and $1,000,000 during operation of the Project; (ii) capital expenditures approved in the business plan in excess of $3 million during development, $40 million during construction and $10 million during operation of the Project and capital expenditures equal to 10% of these values if such expenditures not in approved business plan; (iii) execution of contracts: (a) with a term in excess of three years; (b) approved in the business plan and valued in excess of $6 million during development, $40 million during construction and $20 million during operation of the Project; or (c) 10% of the values in (b) if such a contract is not approved in the business plan; (iv) changes in accounting policies of Guinea Alumina or its subsidiaries, auditors or financial year-end; (v) retaining of any profits by Guinea Alumina that could be distributed; (vi) granting security interests in property of Guinea Alumina or any of its subsidiaries; (vii) entering into any related party contracts by Guinea Alumina or any of its subsidiaries; (viii) disposals of assets approved in the business plan in excess of $3.5 million during development, $10 million during construction and $1 million during operation of the Project and disposals representing 10% of these values if such disposal is not approved in business plan; (ix) legal settlements in excess of $0.5 million during development of the Project or $8.5 million thereafter; (x) lending money in excess of $50,000 by Guinea Alumina or any of its subsidiaries; (xi) approval of the business plan, any suspension or expansion to the Project or any change of related policies; (xii) sale or transfer of any intellectual property relating to the Project; (xiii) appointment of key employees by the shareholders as entitled under the Shareholders' Agreement; and (xiv) entering into a hedging arrangement.

Unanimous consent of the directors of Guinea Alumina is required for certain matters including: (i) any change in the constating documents or in share capital of Guinea Alumina or any of its subsidiaries; (ii) expansion of business beyond the Project; (iii) subscription of Guinea Alumina or any of its subsidiaries for equity interests in another entity or joint venture; (iv) delegation of powers of board other than to the chief executive officer or to a committee of directors of Guinea Alumina; (v) amendment or termination of any JV Transaction Agreement or off-take agreement with respect to the Project; (vi) merger of Guinea Alumina or any of its subsidiaries into another entity; (vii) winding-up or liquidation of Guinea Alumina or any of its subsidiaries; (viii) approval of a final development plan with respect to the Project; and (ix) disposal of all or substantially all of the assets of Guinea Alumina or any of its subsidiaries.

Development Plan

The Project management team will prepare a bankable feasibility study, including identification and implementation of any front-end engineering and design improvements and preparation of the Project's final construction, contracting and financing plans. The study will be submitted to Guinea Alumina's board of directors for approval no later than September 30, 2007 (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost and schedule to construct the Project, the financing plan and an operating plan.

The board of Guinea Alumina will consider the Development Plan and may approve it by either (i) unanimous resolution of the directors or (ii) the affirmative vote of all the directors appointed by any three Shareholders. If one of the Shareholders does not approve the Development Plan at that time (a "Non-Approving Shareholder"), the Non-Approving Shareholder may notify Guinea Alumina of its election to approve the Development Plan any time prior to January 31, 2008 at which time the Shareholder will cease to be a Non-Approving Shareholder.

A Non-Approving Shareholder and its appointed directors may not vote on any resolution at any general meeting or board meeting of Guinea Alumina (other than with respect to matters requiring a unanimous resolution). Persons appointed by the Non-Approving Shareholder to the management of the Project Company will be immediately removed from office. The Non-Approving Shareholder may not dispose of its interests in the Project, except to another Shareholder or to a third party that has approved the Development Plan in which case the other Shareholders may exercise their pre-emptive right but must do so within 21 days.

The Non-Approving Shareholder will not be required to provide capital (whether debt or equity) to the Project as may otherwise be required, but will not be entitled to exercise any rights of pre-emption under the Shareholders' Agreement.

A Non-Approving Shareholder will have the option, exercisable by notice given to each of the other Shareholders, to return to Project participation upon a re-entry payment proportionate to the additional funds contributed by the other Shareholders since the date that the Non-Approving Shareholder failed to approve the Development Plan plus an additional amount depending on when the re-entry is effected. This option may be exercised by the Non-Approving Shareholder at any time up to and including the date that falls five business days prior to the date of final debt funding of the Project.

If the Non-Approving Shareholder does not exercise the re-entry option, the Non-Approving Shareholder will be deemed to have offered to sell all of its interest in the Project to the remaining Shareholders, at a price determined by reference to the contributions to the share capital of Guinea Alumina by the Non-Approving Shareholder.

Key Employees

BHP Billiton will be entitled to nominate the chief executive officer and the chief financial officer of Guinea Alumina. The chief executive officer will have carriage of day-to-day management and must meet with the directors of Guinea Alumina at least once a month during development of the Project and once per quarter thereafter. The chief executive officer is subject to a manual of authorities including expenditure limits that will be approved by the board of Guinea Alumina.

Each of GAI and DUBAL will be entitled to nominate two management representatives, and Mubadala will be entitled to nominate one management representative.

Financing

Upon Completion: (i) BHP Billiton, DUBAL and Mubadala will subscribe and make initial payment for fractional interests in Guinea Alumina; (ii) the Shareholders will immediately approve a distribution of the initial subscription funds to GAI; and (iii) the Shareholders will make capital contributions sufficient for Guinea Alumina to repay all amounts outstanding (except that Global Alumina will contribute 100% of amounts required to repay borrowings incurred to pay corporate costs), including accrued and unpaid interest, under the Loan Facility Agreement, which will terminate.

Guinea Alumina intends to raise up to approximately $2 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the Subscribers may also participate in the Project lending syndicate. Management believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process.

Off-Take Agreements

The Shareholders' Agreement contemplates that each of the Shareholders will enter into an off-take agreement with the Project Company, on similar terms and at the same price, for its proportionate share of all available alumina production from the Project. Alumina commitments under the pre-existing off-take agreements with Glencore International AG ("Glencore") for 420,000 tonnes per year and DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement will be allocated from GAI's Shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all Shareholder off-take agreements. Glencore has the right under a twenty year purchase and sale agreement entered into in 2006 on a take or pay basis to 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set out on the London Metal Exchange subject to a minimum price. DUBAL has the right under a 20 year purchase and sale agreement entered into in 2005 on a take or pay basis to 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set out on the London Metal Exchange.

Material Breach

Material breach under the Shareholders' Agreement means a Shareholder failing to provide capital under the Shareholders' Agreement, failing to comply with any material obligation under the Shareholders' Agreement, failing to make payment pursuant to an off-take agreement with the Project Company or becoming insolvent.

In such circumstances, a defaulting Shareholder and its appointed directors may not vote on any matter and the defaulting Shareholder may not dispose of its shares in Guinea Alumina or exercise the pre-emptive rights provided by the Shareholders' Agreement. If the breach is not cured within the applicable cure period, the defaulting Shareholder will be taken to have served an offer on each other Shareholder to sell all of its interests in the Project. The price for such Shareholder's interest will be the lower of: (i) the aggregate of: (a) in the case of the Subscribers, the consideration paid by such Shareholder or, in the case of GAI, $80,000,000; and (b) the aggregate of all amounts advanced by the defaulting Shareholder to Guinea Alumina up to that date; and (ii) 90 per cent of the fair market value of the relevant interests in the Project, and the such defaulting Shareholder's off-take rights (taken as a whole), where the fair market value is as determined by an independent expert.

Change of Control

If a controlling interest is acquired in any Shareholder, other than a publicly listed corporation, the other Shareholders have the right, exercisable within 45 days, to make an offer to purchase all (but not some) of the interests of such party in Guinea Alumina.

The Corporation will be deemed to cease to be a publicly listed corporation for the purposes of the Shareholders' Agreement in the event that it or any of its affiliates (other than Guinea Alumina or its subsidiaries) engages in any business that is not located and operating solely in the Republic of Guinea and that is not confined to the natural resources, infrastructure or related service industries, other than any business conducted as at the date of the Shareholders' Agreement.

Restrictions and Requirements Regarding Transfer of Interests

Unless otherwise agreed in writing by the Shareholders, a Shareholder of Guinea Alumina may not dispose of all or any of its interests in Guinea Alumina except by a transfer of the entire legal and beneficial interest in such interests to a transferee permitted by the Shareholders' Agreement. A Shareholder may transfer its interest in Guinea Alumina to an affiliate and, in the case of DUBAL and Mubadala only, to an affiliate of either of them. In the case of a transfer to an affiliate, the Shareholder will be jointly and severally liable with such affiliate for all obligations under the Shareholders' Agreement.

A Shareholder is also permitted to transfer its interest in Guinea Alumina to a third party where a *bona fide* written offer for the interest has been made.

Before the selling Shareholder transfers its interests in the Guinea Alumina it must give a notice in writing to all Shareholders that it has received a *bona fide* offer from another Shareholder or a third party. Any such offer must be in writing, for *bona fide* cash consideration or consideration readily convertible to cash and expressly subject to the condition precedent that all necessary authorisations are obtained. The other Shareholders will then have the right to purchase the interests of the selling Shareholder on the same terms within 30 days.

If at any time the shareholding percentage of any Shareholder falls below five per cent, that Shareholder will be deemed to offer to sell all (but not some) of its interests in Guinea Alumina to the other Shareholders.

Ancillary Agreements

Pursuant to the Subscription Agreement, the Corporation has agreed to escrow a portion of the subscription funds and will, on Completion, execute an escrow agreement requiring the maintenance of a separate account with the escrow bank, Citibank N.A. The Corporation and GAI will pay into the escrow account 85% of the subscription price received pursuant to the Subscription Agreement, all investments acquired with escrow account funds and any interest from the escrow account balance.

Any investments of escrow account funds must be held in the escrow account, have the proceeds credited to the escrow account, be charged in favour of the escrow agent and be a deposit or debt security of a specific type or approved by the escrow agent.

The Corporation will only be permitted to withdraw funds from the escrow account for the payment of Shareholder funding on GAI's behalf in respect of GAI's obligations under the Shareholders' Agreement, or for the payment of any amounts owed by GAI or the Corporation in respect of an indemnity or warranty claim by the Subscribers under the Subscription Agreement.

Citibank N.A., as security agent on behalf of the Subscribers under the agreement, will have a security interest over all contents of the escrow account and the Corporation must ensure that no other security interests exist with respect to the account.

On Completion, the Project Company and an affiliate of BHP Billiton will enter into a ten-year agreement (the "Technical Services Agreement") under which such affiliate will provide technical services and support to the Project Company, including: (i) bauxite and alumina technology services, including support services to enable optimization of the mining and refining processes of the Project and to enable the Project to remain technically competitive; (ii) mining services, maintenance services and processing services, in the form of access to and support from affiliates of BHP Billiton; (iii) procurement, logistics and supply services, including support on procurement, logistics and supply matters; (iv) group accounting, audit and risk management services; (v) Project development services, including support services in connection with the preparation and completion of feasibility studies and the development plan; and (vi) personnel training services.

BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of $30 million for the period up to mechanical completion of the Project payable in 16 equal quarterly instalments of $1,875,000 beginning on the last day of June; (ii) $3.00 per tonne of alumina produced by the Project (as adjusted) up to the fifth anniversary of the Project being operational; and (iii) $2.50 per tonne of alumina produced by the Project (as adjusted) thereafter.

On Completion, the Project Company and Aluminpro will execute and enter into a services agreement (the "Services Agreement") in connection with the Project. Pursuant to the Services Agreement, Aluminpro will provide additional services to the Project Company as requested, including services of a technological support nature in connection with the design, construction and operation of the Project.

On Completion, the Project Company and Global Alumina, GAI and Aluminpro will enter into an intellectual property rights deed of transfer which provides for the assignment by Global Alumina, GAI and Aluminpro of all their intellectual property rights, business information and goodwill related to the Project to the Project Company. The Project Company and Guinea Alumina, Global Alumina and GAI will similarly enter into an asset transfer agreement which provides for the assignment by the Corporation and GAI of certain tangible assets related to the Project to the Project Company.

Contractual Commitments

Financial Advisors

Effective March 1, 2004, GAPCO engaged Citigroup in connection with raising debt financing for development and construction of the Project. The Corporation agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. Citigroup has agreed to suspend work and payment of the retainer fee for the period October 1, 2006 through March 31, 2007 pending

Completion. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive debt financing documents. The agreement with Citigroup will continue in relation to the Project until the earlier of the consummation of debt financing and January 1, 2008.

Technip France S.A.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (an "MOU") with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the Technip MOU, Technip agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $48.3 million to Technip in connection with Phase One. The Technip MOU has expired, however, the Corporation and Technip have been negotiating a new MOU whereby Technip will carry out the engineering and procurement of the equipment and bulk materials for, and supervise the construction of, the refinery. Until this replacement MOU is agreed between the parties, Technip will continue its work based on the terms of the expired Technip MOU.

Under an MOU dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "2005 MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. On September 29, 2006, the Corporation entered into a new MOU with CCIC and CB&I (the "2006 MOU"). Under the 2006 MOU, CCIC and CB&I will form a joint venture to construct the proposed alumina refinery in Guinea and undertake specialist associated engineering requirements. CB&I is also currently engaged in the engineering work related to the precipitation unit of the proposed refinery. To date, under the 2005 MOU and the 2006 MOU, the Corporation has made aggregate payments of $5.8 million and $6.1 million to CCIC and CB&I, respectively. Additional funds in the amount of $19.1 million have been paid to CCIC for other construction activities.

Other Contractual Commitments

In 2006, the Corporation entered into additional contractual commitments for the procurement of construction materials and services, increasing the cumulative commitments under all construction contracts from inception through year-end to $235.6 million. Individual contracts representing commitments in excess of $3.5 million that were entered in 2006 were: (i) a $33.0 million contract for early works at the port of Kamsar; (ii) a $22.5 million contract for construction of the rail spur from the main line to the refinery site; (iii) a $17.5 million contract for the refinery site earthworks; (iv) a $17.2 million contract for the production of crushed rock for use as railroad ballast, and in road construction and the production of concrete; (v) a $12.6 million contract for refinery engineering; (vi) an $11.0 million contract for the construction of access roads from the existing highway to the refinery, quarry and new township sites; (vii) a $9.1 million contract for 15,000 tonnes of steel H-pile sections; (viii) a $6.3 million contract for refinery construction planning; (ix) a $4.6 million contract for transportation and setup of the concrete batch plant; and (x) a $3.8 million contract for construction of an upgraded, heavy duty road bridge along the main highway in Boké.

Willis Risk Solutions

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis would conduct an evaluation of the Project's risks, procure insurance coverage, in its capacity as an insurance broker, and provide account management services in connection with the Project. The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project. The total fee payable to Willis under the agreement is $785,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker. To date, $196,250 has been paid to Willis under the terms of the contract. The remainder of the fee is payable as follows: $196,250 upon placement of the insurance coverage; $196,250 on the first anniversary of such placement; and $196,250 on the second anniversary of such placement.

Letters of Credit

From time to time, Global Alumina enters into letter of credit arrangements in the ordinary course of business. In connection with the procurement of materials required for construction of the refinery, the Corporation entered into a letter of credit on May 5, 2006 which expired on October 21, 2006. Because of a quantity tolerance permitted in the terms and conditions of the letter of credit, the Corporation was required to keep cash on hand through the expiration date in an amount equal to 105% of the face value of the outstanding letter of credit. There are no letter of credit arrangements outstanding as at the date hereof.

Off-take Agreements

Guinea Alumina, in the ordinary course of business, entered into agreements with DUBAL and Glencore for the purchase and sale of alumina production from the proposed refinery. In addition, Global Alumina is negotiating off-take arrangements with Mitsubishi pursuant to the Mitsubishi Off-take Option. An option for 20% of the annual alumina production previously granted to Marubeni was terminated by mutual consent on March 2, 2006. Pursuant to the Shareholders' Agreement, the Project Company will enter into an off-take agreement on similar terms and at the same price with each Shareholder for its proportionate share of alumina production from the Project.

Details regarding the foregoing arrangements are as follows:

DUBAL Off-take Agreement

On September 30, 2005, Guinea Alumina entered into the DUBAL Off-take Agreement for the purchase over a 20 year term on a take or pay basis of 40% of the annual production from the proposed refinery (based on the then-anticipated annual production of 2.8 million tonnes) at a price expressed as a percentage of the three-month forward price of aluminium as set on the London Metal Exchange. The percentage is fixed for the first ten years of the contract. If the London Metal Exchange ceases to issue, or if either party has reasonable evidence that the London Metal Exchange no longer represents the then-current market price of aluminium, upon notice from one party, the parties will commence negotiations within ten days with a view to agreeing on a new pricing basis for the alumina.

If the Corporation fails to deliver the required amount of alumina in any given year, the Corporation must deliver an amount of alumina equal to the short-fall within the first two months of the following year. The short-fall amount will be priced as if it had been delivered in the preceding year.. If the Corporation delivers an excess of alumina in any given year, the excess will be deducted from the amount required to be delivered by the Corporation in the following year and must be priced as if it had been delivered in the first scheduled delivery of that following year.

Alumina delivered to DUBAL must satisfy certain chemical and physical specifications set out in the DUBAL Off-take Agreement. Should any shipment of alumina not conform to the required specifications, the Corporation and DUBAL will enter into discussions to determine the appropriate actions to be taken. Generally, if DUBAL determines, in its sole discretion and acting reasonably, that the non-conforming alumina can be safely used for production of aluminium, it will accept delivery of the alumina and purchase the alumina at a discount to be agreed upon by the parties.

Effective on Completion, it is expected that the DUBAL Off-take Agreement will be amended to reduce the entitlement thereunder to alumina off-take to 15% of refinery production, reflecting DUBAL's new Shareholder entitlement to obtain 25% of off-take directly from the Project Company. DUBAL's entitlement to an additional 15% of alumina under the DUBAL Off-take Agreement will be satisfied from GAI's Shareholder entitlement to Project off-take. See "Off-take Agreements with the Project Company" below.

Glencore Off-take Agreement

On January 24, 2006, Guinea Alumina entered into the Glencore Off-take Agreement for the purchase over a 20 year term on a take or pay basis of 420,000 tonnes of alumina (representing 15% of the then-projected 2.8 million tonne annual production from the proposed refinery or 14% of the current-projected 3.0 million tonne annual production) at a price expressed as a percentage of the three-month forward price of aluminium as set on the London Metal Exchange subject to a minimum price. The percentage is fixed for the life of the contract. If the London Metal Exchange ceases to issue, or if either party has reasonable evidence that the London Metal Exchange no longer represents the then-current; market price of aluminium, upon notice from one party, the parties will commence negotiations within ten days with a view to agreeing on a new pricing basis for the alumina. See "Narrative Description of the Business – Business Overview" below. Glencore's off-take entitlements pursuant to the Glencore Off-take Agreement will be satisfied from GAI's Shareholder entitlement to Project production. See "– Off-take Agreements with the Project Company" below.

Alumina delivered to Glencore must satisfy certain chemical and physical specifications set out in the Glencore Off-take Agreement. Should any shipment of alumina not conform to the required specifications, the Corporation and Glencore will enter into discussions to determine the appropriate actions to be taken. Generally, if Glencore determines, in its sole discretion and acting reasonably, that the non-conforming alumina can be safely used for production of aluminium, it will accept delivery of the alumina and purchase the alumina at a discount to be agreed upon by the parties.

Mitsubishi Off-take Option

Under the Mitsubishi Off-take Option, Mitsubishi has notified the Corporation expressing its interest to purchase production from the proposed refinery. The Corporation has entered into negotiations with Mitsubishi with respect to the terms of a long-term purchase and sale agreement for Project production. See "– Financing Activities – Mitsubishi Subscription" above.

Marubeni Option

Under the Initial Marubeni Option Agreement, Marubeni had the option to purchase up to 20% of the annual production from the proposed refinery, on similar terms to those contained in the Mitsubishi Option. However, under the Second Marubeni Option Agreement dated March 2, 2006, Marubeni agreed to terminate this option in consideration for a lump sum payment of $50,000 from Global Alumina, and the Corporation granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery. See " – Financing Activities – Marubeni Subscriptions" above.

Off-take Agreements with the Project Company

The Shareholders' Agreement contemplates that the Project Company will enter into an off-take agreement on similar terms and at the same price with each Shareholder for its proportionate share of alumina production from the Project. Alumina commitments under the pre-existing off-take agreements with Glencore for 420,000 tonnes per year and DUBAL for the 15% of production in excess of its existing 25% Shareholder entitlement will be allocated from GAI's Shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all Shareholder off-take agreements.

Global Alumina Services Company

On June 7, 2005, Global Alumina incorporated Global Alumina Services Company, a Delaware company, to provide management services to the Corporation, including day-to-day management activities and direction of operations, regulatory compliance and investor relations. The foregoing services are being provided by Global Alumina Services Company upon terms and conditions which will be formalized pursuant to a services agreement between Global Alumina and Global Alumina Services Company. To date, the services agreement has not been completed or executed by either party.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business Overview

The Corporation proposes, through the proposed joint venture with BHP Billiton, DUBAL and Mubadala, to develop, construct and operate an alumina refinery project in the Préfecture of Boké, Guinea. The Project is expected to consist of:

- a 3.0 million tonnes per year alumina refinery, comprised of two processing lines;
- a coal-fired power plant capable of producing approximately 155 megawatts of electricity and supplying all of the steam required by the refinery;
- an approximately 30-metre high earthfill dam to provide storage for the five million cubic metre water supply reservoir required for the refinery and power plant;
- red mud disposal areas capable of storing the approximate 3.3 million tonnes of red mud, a non-hazardous by-product of the alumina refining process, that the Project is expected to produce each year;
- port facilities at the port of Kamsar, located approximately 125 kilometres from the refinery site, to import the approximately 1.7 million tonnes of coal, limestone, heavy fuel oil, diesel oil, sulfuric acid, caustic soda and other supplies necessary to operate the refinery, and to export the alumina produced by the refinery (to be built by the Corporation but owned by the Government of Guinea); and
- town and related infrastructure facilities to support approximately 1,000 of the expected 1,500 full-time employees and their families when the refinery is operational. The town site will also be used as a camp to house workers during the construction period.

The Project also includes the development of a bauxite mine to supply the refinery. The Project development schedule contemplates that bauxite production from the Mining Concession will commence in 2009, initial alumina production from the first line will commence by the middle of 2010 and that within six months thereafter the second processing line will be completed, bringing the plant to production at its planned 3.0 million tonnes per year capacity in 2011. The proposed refinery will be designed with the potential to expand by one additional 1.5 million tonnes per year processing line. The Corporation has not determined final cost estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. However, the Corporation's preliminary estimate of the total cost to complete development and construction of the Project is approximately $3.0 billion. This anticipated increase in the total cost of the Project from an estimated $2.65 to $2.95 billion is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of higher commodities, materials and energy prices resulting from the substantial increase in new investment in the natural resource, oil and gas and construction sectors over the past three years. In addition, the Corporation determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year.

Overview of the Aluminium and Alumina Industry

Aluminium is one of the most plentiful metals in the earth's crust. It occurs naturally in the form of bauxite, an ore containing aluminium oxide (Al_2O_3), commonly called alumina. Alumina is extracted from bauxite ore through a refining process. Refined alumina is the primary raw material used for aluminium smelting.

Aluminium products compete with other materials, such as steel and plastics for automotive and building applications; magnesium, titanium composites and plastics for aerospace and defence applications; steel, plastics and glass for packaging applications; and wood and vinyl for building and construction applications. Aluminium's diverse characteristics, particularly its light weight, resistance to corrosion, high strength, and recyclability have made it an essential material for modern economies.

The global aluminium market has been growing for many years at rates slightly higher than the world gross domestic product, driven largely by growth in the transportation sector and by advances in refining and smelting technologies that have kept the price of aluminium competitive compared to competing materials. Market growth for alumina is typically tracked by reference to levels of primary aluminium production. Approximately 1.95 tonnes of alumina is required to produce one tonne of primary aluminium. Annual smelter grade alumina consumption of 68 million tonnes in 2006 reflected growth over a ten-year period of 28 million tonnes relative to the 40 million tonnes of consumption in 1996 (as reported at the Athens Metal Bulletin Conference, March 2007). Historically, world alumina supply and demand had been balanced, with annual production capacity of aluminium and alumina now totalling approximately 35 million tonnes and 70 million tonnes, respectively. Due to the vertically integrated nature of the major aluminium companies, this supply and demand balance has been achieved more by companies adjusting alumina production to meet demand than by external supply and demand forces. However, due to significantly increased production of aluminium in China, which initially resulted in a significant shortfall in alumina refining capacity, growth in the demand for alumina outpaced its historic levels.

Industry professionals forecast an increase in annual alumina demand of approximately 20 million tonnes, for a cumulative annual demand of 88 million tonnes by 2011 (Brook Hunt (Mining and Metal Industry Consultants), as reported at the Athens Metal Bulletin Conference, March 2007). At the same conference, Alcan Inc. announced that it expected demand to be at a slightly higher level. Production capability has to be above this by approximately 5%, as current utilization rates are too high for sustainability. Beyond 2011, most of the forecasters are predicting year on year growth in excess of 5% (representing over five million tonnes per year of new demand). Currently, there are preliminary plans in place for capacity expansions of existing refineries ("brown-field expansions") which, when combined with the Corporation's proposed refinery, would result in increased world-wide alumina production of approximately 12 million tonnes per year within the next five years. However, the potential to continue such brown-field expansions (which generally is the lower cost means of adding capacity to a refinery) at many of the existing refineries is limited by various constraining factors, including depletion of local bauxite supply, environmental factors, political concerns, limitations of existing infrastructure, availability of water and high operating costs. It is therefore expected that the current shortfall in the market will begin to ease in 2007 and that the industry will regain its balance, but that significant additional new capacity will be needed within the next five to ten years to keep pace with the rapid growth in demand in the newly industrializing markets led by China and India. The Corporation believes that a lack of suitable, low cost bauxite reserves will result in substantial investment in refineries on the major deposits in Guinea which possesses over one-third of the World's bauxite resources.

Between 2004 and 2006, there was an increase in the percentage of the London Metal Exchange price used for the sale of alumina due to greater demand for alumina and increased operating costs for smelters. The contract price for alumina is normally set as a percentage of the three-month forward price of aluminium on the London Metal Exchange which has ranged between $2,500 and $3,000 per tonne during the last six months. Long term contracts are now being based on approximately 13.5% or more of the three-month forward price, whereas three or four years ago the percentage was closer to 12.5%.

Shorter term contracts have been based on percentages exceeding 14%. Early in 2006, increased demand pushed alumina spot prices above $600 per tonne for a short time, representing over 20% of the then-current London Metal Exchange aluminium price. By late 2006 this price had fallen back to $250 per tonne although as of March 2007, the alumina spot price was back at $400 per tonne (14.5% of the London Metal Exchange metal price). Despite the currently high alumina spot prices, the Corporation anticipates that long-term alumina contracts will continue to fall within a range of 13-14% of the London Metal Exchange three-month aluminium price for the foreseeable future.

The major developments in the aluminum industry over the last couple of years have been (i) the consolidation of industry participants through acquisitions and mergers and (ii) the rise of alumina production in China. The aluminium industry has been consolidating in recent years and is now highly concentrated due to the high costs of entry. In October, 2006, Russian Aluminium Company, SUAL Group and Glencore announced an agreement to merge their aluminium and alumina businesses into United Company Rusal ("UCR"). The parties announced successful completion of the merger on March 27, 2007. According to published figures, Alcoa Inc., Aluminium Corp. of China ("Chalco"), Alcan Inc., UCR and BHP Billiton Limited accounted for or controlled close to 60% of the almost 70 million tonnes of alumina that was produced world-wide in 2006.

The market for smelter grade alumina is primarily controlled by integrated aluminium companies. In 2006, worldwide alumina refining capacity totalled approximately 70 million tonnes per year. It is estimated that approximately 80-85% of alumina production from alumina refineries is transferred to, and consumed by, smelters owned by the same entities that own the applicable alumina refineries. The "third party" market for alumina amounts to approximately 17-18 million tonnes per year. Historically, it was estimated that Alcoa Inc. supplied approximately 45% of the third party market for alumina. While Alcoa Inc.'s market share was substantially reduced following the sale of certain of its alumina interests, it is anticipated that its market share will begin to rise again. Chalco, BHP Billiton Limited and Comalco Limited are also major third party market sellers. Glencore was a major third party seller and is expected to continue trading alumina but its production assets have now been transferred into UCR, which has become a small net supplier as a result. The primary buyers of alumina are independent smelters and integrated aluminium companies that have smelting capacity that requires alumina in excess of alumina produced by their own alumina refineries. There has been a recent increase in the number and size of independent smelters in China and the Middle East.

The growth of alumina production in China has been led by Chalco but also involves a number of other Chinese companies unrelated to Chalco. China is nearly self-sufficient in terms of alumina production, but it is expected that demand will outpace supply in future years and that China will become a net importer of approximately five million tonnes per year of alumina. China is not expected to be a significant exporter at any time due primarily to the high cost of production. In addition, Chinese production is typically dependent upon imported bauxite which could be either in short supply or expensive.

Overview of the Alumina Refinery Process

To produce aluminium, bauxite ore must first be refined into alumina, a white granular powder somewhat finer than table salt. The Bayer refining process is used by alumina refineries worldwide to separate alumina from bauxite ore. The Bayer refining process involves four steps – digestion, clarification, precipitation and calcination. The process is based on the fact that the solubility of aluminium hydroxides and aluminium oxyhydroxides in caustic soda solution increases with increasing temperature and with increasing caustic concentration of the solutions. Mined bauxite is crushed, ground and dissolved in caustic soda solution (sodium hydroxide) at increased pressure and rising temperatures. The resulting liquor contains a solution of sodium aluminate and undissolved bauxite residues containing iron-oxides, silica-oxides and titanium-oxides. These residues, commonly referred to as "red mud", sink gradually to the bottom tank and are removed.

The clear sodium aluminate solution is pumped into a large tank called a precipitator. Fine particles of alumina are added to seed the precipitation of pure alumina particles as the liquor cools. The particles sink to the bottom of the tank, are removed, and then passed through a rotary of fluidized calciner to drive off the chemically combined water. The result is pure alumina. The caustic soda is returned to the start of the process and is used again. The diagram below illustrates the Bayer refining process.


Bauxite from Mine
Crusher
Digester
Filter
Bauxite Residue
Precipitator
Rotary Kiln
Alumina

Source: International Aluminium Institute (www.world-aluminium.org)

Analysis of the components of the production cost of alumina shows that bauxite is the most important - typically accounting for as much as 30% of the total production cost of alumina. Also, bauxite has a cost effect beyond its simple cost as a raw material. The nature and quantity of the silica minerals in the bauxite fix the amount and, therefore, the consumption and cost of caustic soda needed to produce alumina. Bauxite and caustic together typically constitute 50% of the total production cost of alumina. However, there is a large variation in the cost of these components in different alumina plants based mostly on the quality of its bauxite feedstock, and the proximity of the refinery to the mine from which its bauxite is sourced. The lowest bauxite cost is in the order of $15 to $20 per tonne of alumina in Western Australia, representing approximately 20% of the cash cost of production of the alumina. The highest bauxite cost is in the order of $90 to $100 per tonne of alumina (where the bauxite has to be shipped long distances), representing over 60% of the cash cost of the production of alumina. Though final capital and operating costs for the proposed alumina refinery have not been developed, based on the assumed low cost, good quality and proximity of bauxite to be made available to the refinery and other factors, the Corporation expects that it will be among the lowest cash operating cost and most efficient alumina producers in the world.

Guinea

Introduction

Guinea is located in Western Africa and has 320 kilometres of coastline on the Atlantic Ocean, between Guinea-Bissau to the north and Sierra Leone to the south. Its eastern neighbours are Senegal, Mali, Côte d'Ivoire and Liberia. It covers an area of approximately 246,000 square kilometres, making it slightly smaller than the State of Oregon. Guinea has a population of approximately 9.4 million people, of whom approximately 85% are Muslim. In addition to the official language French, there are eight national languages: Malinke, Susu, Fulani, Kissi, Basari, Loma, Koniagi, and Kpelle.

Education is free and compulsory for all children between seven and twelve years of age. In practice only 30% of eligible children actually go to school. The adult literacy rate is approximately 30%. Higher education is provided by universities at Conakry and Kankan and by several other institutions.

There is a critical shortage of skilled managers and administrators with private sector experience. Labour is ample but generally lacking in training, contributing to low productivity.

Bauxite is Guinea's most significant export and is Guinea's most important foreign exchange earner. Other industries in Guinea include processing plants for beer, juices, soft drinks and tobacco. Agriculture employs approximately 80% of the nation's labour force. The Government of Guinea encourages a free market economy and promotes foreign investment.

Infrastructure

Guinea remains one of the poorest countries in the world, even though it possesses significant mineral and hydro-power resources and considerable potential for agricultural development. Initial progress has been achieved in the privatization of power and oil distribution sectors.

Long-term improvements in literacy, financial institutions and the legal framework are needed if the country is to ease the spiral of poverty, ignorance and disease. Except in the bauxite industry, foreign company investment remains minimal.

Guinea's infrastructure is considered poor. Principal sectors are accessible by paved primary roadways; however, communication links between Conakry and the interior remain inferior and unreliable. Electricity and water shortages are frequent and sustained, and many businesses are forced to use expensive power generators and fuel. Demand for electricity and water grossly exceeds the production and supply capacity.

Local commercial transport is plentiful but of poor quality. Development assistance from a wide variety of international sources is aimed at facilitating economic adjustment and capitalising on the nation's potential for growth. Improvement efforts have concentrated on communications and transportation facilities, mineral exploration, agricultural development, and technical training. The distribution infrastructure of petroleum products consists of road, rail and retail networks all in need of rehabilitation. The Guinean government agency, Administration du Secteur Pétrolier, handles all retail and consumer petroleum market products with the exception of aviation fuels.

Personal hygiene is considered poor. Yellow fever, cholera, malaria, typhoid and polio are still considered serious potential health risks throughout the country, especially in urban areas. Rabies and biharziasis (schistosomiasis) are endemic with most cases occurring in rural areas. All water is regarded as contaminated. Meningitis, hepatitis, filariasis and onchocerciasis have been reported in recent years.

Current environmental issues include deforestation, inadequate supplies of potable water, soil contamination, soil erosion, and over-fishing.

Political History

Beginning in the nineteenth century, Guinea (then known as French Guinea) was governed by France. After World War II, several labour political parties were established, including the Parti Démocratique de Guinée led by Ahmed Sekou Touré. In 1958, this party organized support to vote against Charles de Gaulle's proposed French community and then declared independence, resulting in Guinea becoming ineligible for France's financial aid and other assistance programs. Sekou Touré continued to rule Guinea until his death in 1984, after which the Guinean military took control of the government and established the Second Guinean Republic under Lansana Conté. Through the end of the 1980's, Guinea undertook steps to achieve substantial political liberalization, now enshrined in the Guinean constitution. The constitution was approved by referendum in December 1990, paving the way for multi-party elections. Presidential and parliamentary elections took place in late 1993 and Lansana Conté was declared president of Guinea. He again won the presidential election in 1998 and, while serving what would normally have been his final term in office, a constitutional amendment that removed presidential term limits was approved in 2001 through a referendum. President Conté was again re-elected president of Guinea in December 2003. Political unrest in Guinea has been prevalent in recent years. Three general strikes have been called over the past 12 months to protest perceived government corruption and high costs of living. An 18-day strike in January 2007 ended when President Conté agreed to appoint a new prime minister. A new strike was launched following the appointment of Eugène Camara, a man perceived to be a close ally of President Conté, as prime minister. The strike was called off when President Conté agreed to replace Camara with a new prime minister (Lansana Kouyaté, a man with several years of diplomatic and administrative experience, was sworn in as prime minister on March 1, 2007) and to allow for the formation of a new Government of National Unity. Work resumed throughout Guinea, including the mining sector.

Guinean Bauxite Industry

Guinea possesses some of the world's highest quality bauxite and almost one-third of the world's known recoverable bauxite. Guinea is also the world's largest exporter of bauxite. In particular, Guinean bauxite supplies nearly 50% of the U.S. and Canadian import markets. On a global scale, it is estimated that up to 15% of all primary aluminium is produced from Guinean bauxite. At the present time, Guinea has three active bauxite mining operations, located at Boké, Fria and Kindia, each of which has been in operation for over 26 years. The Boké mine exports more bauxite to offsite refineries than any other bauxite mine in the world, supplying more than 12 million tonnes per year of bauxite to alumina refineries in North America and Europe. The mine at Fria supplies bauxite to a refinery in Friguia, Guinea, Africa's only existing alumina refinery. This refinery is currently owned and operated by the Alumina Company of Guinea, which is owned by UCR (85%) and the Government of Guinea (15%). The refinery produces up to 700,000 tonnes per year of alumina and exports alumina primarily to UCR's smelters in Russia and the Ukraine. The mine at Kindia is owned by Societe des Bauxites de Kindia ("SBK"). SBK's mine is leased and operated by Compagnie des Bauxite de Kindia, a subsidiary of UCR; it exports approximately two million tonnes of bauxite per year primarily to UCR's alumina refineries in Russia and the Ukraine.

The bauxite produced at the existing mine in the Prefecture of Boké is particularly rich in alumina content and economically recoverable bauxite is spread over many square kilometres and is tens of metres deep under minimal overburden. This mine is operated by CBG under a 75-year concession agreement awarded by the Government of Guinea in the late 1960s. CBG is owned 51% by Halco, a consortium of integrated aluminium companies comprised of Alcoa Inc. (45%), Alcan Inc. (45%) and Dadco Ltd. (10%), and 49% by the Government of Guinea. Alcoa Inc. serves as the contract mine operator on behalf of CBG. See "General Development of the Business – Bauxite Mining Concession Rights" above.

Summary of the Guinean Investment Code

Guinea updated its investment code (the "Investment Code") in June of 1995 to define the terms and conditions governing investments in Guinea, such as the Corporation's planned investment in the Project. The Investment Code also established the National Commission on Investments to administer the Investment Code and facilitate its privatization mission.

The Investment Code establishes a number of fundamental investment guarantees in order to provide the foundation for an open, fair and competitive investment environment in Guinea. Specifically, it guarantees that any person is free to establish any lawful business in Guinea (except that power production and distribution and running water distribution, other than with respect to the investor's own needs, mail, telecommunications and arms are reserved for the public sector, and that foreign investors are limited to 40% ownership of mass media companies), and has the right to import, export and manage its business, including establishing its own sourcing, production, marketing, personnel employment and termination and pricing policies. Furthermore, foreign investors are free to convert and transfer currency representing any sort of income and any liquidation proceeds from investments. To promote a competitive climate, public sector businesses are subject to the same rights and obligations as the private sector. Further, the Government of Guinea guarantees that expropriation measures will be taken only where the public welfare is involved and that compensation consistent with international standards will be paid. Finally, foreign investors are entitled to the same fundamental rights and responsibilities and access to the judicial system as Guinean nationals.

The Investment Code establishes a system of tax incentives for new investments that:

- employ Guinean nationals;
- constitute at least 33% (25% for small businesses) equity capital; and
- address one or more of Guinea's priority objectives.

These priority objectives include:

- the promotion of small and medium sized businesses;
- the development of non-traditional exports;
- the processing in Guinea of local natural resources and raw materials; and
- the establishment of activities in less economically developed regions.

Investments addressing any of these priorities enjoy, among other things, the following incentives:

- relief of import duty and taxes during the initial investment period;
- abatement of raw material duty taxes; and

- exemption of income taxes, apprenticeship taxes and the flat-rate payment on salaries (and then abatement for a certain number of years depending upon the region in Guinea within which the business is located).

Beyond these specific fiscal incentives available to all foreign investors, each priority sector has been accorded certain special advantages as set out in the Investment Code. Activities involving the mining of minerals and hydrocarbons are eligible for preferential treatment as defined under the Mining Code of Guinea (the "Mining Code").

Summary of the Mining Code

In 1995, Guinea established a comprehensive mining code to help promote the development of mining activities and in-country processing of its mineral resources through private sector investment. The Mining Code sets out investment guarantees and fiscal incentives that the Government of Guinea offers to all prospective investors in Guinea. Concession agreements or conventions between the Government of Guinea and any particular investor further define and enhance as a general rule the basic principles laid in the Mining Code as they apply to a specific investment.

As is common in many countries, the Government of Guinea owns all surface and subsurface minerals and the Mining Code provides for the conditions of awarding specific mining rights. Mining title is awarded for a specified (but potentially expandable) mineral, location and term by the Ministry of Mines based upon an application demonstrating technical and financial competence, an operating plan and an indicated level of commitment. Holders of such titles own, under the terms of a concession agreement, the exclusive right to develop, extract and freely dispose of the minerals covered by such concession agreement.

Mining titles are issued in conjunction with concession agreements. Concession agreements define the rights and obligations of the parties and set out the legal, tax and social conditions which govern the operation of the concession for the duration of the agreement. In cases where the Government of Guinea participates, the level and nature of its participation is expressly defined in the concession agreement and may be changed only by mutual agreement of the parties. Mining rights are revocable in accordance with a procedure – which includes a right to appeal – in the event the title-holder breaches the provisions of the Mining Code that are applicable to it, fails to pay taxes or fails to meet defined development expenditure targets agreed to by the Government of Guinea and the title-holder. The Mining Code also lays out the framework for relations with surface occupants and their property and the rules applicable to prevent competing mines. Title-holders are permitted under the Mining Code to transport and transform the mined product and to construct any infrastructure necessary for its operations. Title holders must comply with regulations addressing hygiene, safety, supervision and inspection, and must restore abandoned mine sites to pre-project conditions (for instance, forest or agricultural use).

Concession agreements, as a matter of general practice, further define and detail the basic principles laid in the Mining Code for the benefit of the investor and include exceptions to the general provisions of the Mining Code. Concession agreements become effective and binding upon the parties as soon as they are executed by them and ratified by the National Assembly of Guinea. Once a concession agreement is in effect, it has force of law. Its terms have precedence over any contradictory legal provisions including the provisions of the Mining Code.

The royalty regime in the Mining Code includes a mining royalty of five to ten percent of the "free on board" value of the mined minerals, depending upon mineral type, which mining royalty decreases as value is added in Guinea to the minerals through refining and other processing. Income taxes are paid at the statutory 35% rate with a 50% tax on the portion of unreinvested profits which have not been taxed at the statutory rate and which exceed "profitability international standards". However, new mining investment in certain economically depressed zones is entitled to exemption from tax for specified periods. Additionally, dividends are taxed at 15% and employers are subject to a tax on salaries at 6% plus a 1.5% training contribution if training expenses fall below a certain threshold, and social security contributions are statutory. Mining equipment, materials, supplies and personal effects are granted certain exemptions from, or reduced, duties and taxes depending upon the stage of development.

Project Status

Process design and the basic engineering for the refinery started in March 2004 and were completed by the end of March 2005. The basic engineering design of the power, steam supply, compressed air and water systems started in October 2004 and finished in March 2005. Proposals have been received from contractors/suppliers for a lump-sum turn-key contract for the power/steam plant. The basic engineering design of the port facilities, including the jetty and quay, bulk storage facilities and material handling facilities was started in January 2004 and completed in September 2004. Proposals have been received for a lump-sum turn-key contract for the port facilities. Construction work entailing the clearing and reclamation of land for the future bulk storage facilities began in December 2004 and was completed in April 2006. The Corporation commenced construction at the refinery site in March 2005 with the installation of a new access road, which was completed in July 2006. On-site works also proceeded with the preparation of a quarry, and the erection of a crushing plant and a concrete batching plant. All of these installations are currently being commissioned. In addition, in May 2006, the Corporation initiated the earthworks and the construction of a bridge for the 14 kilometre rail spur that will connect the national railroad to the refinery. The Corporation also commenced the construction of a 100-metre bridge that will allow for the road transport of heavy equipment to the refinery site. All geotechnical work for the refinery and the port has been completed. On September 10, 2004, and May 23, 2005, respectively, the Corporation received approval on its port and refinery environmental impact assessments from the Ministry of Environment.

The completion of the process design and basic engineering culminated in the production of "Red Books" (which include all process flow diagrams; process and instrumentation diagrams; electrical single line diagrams; water balance; equipment requirements; and proposals for the supply of major equipment items, complemented by historical information on bulk quantities). The Corporation transferred all the basic engineering and procurement information to Technip in the form of the Red Books in April 2005. Since the data transfer, Technip, serving as the engineering, procurement and construction ("EPC") contractor, has been conducting detailed engineering and procurement activities. The Corporation has placed orders for the front-end engineering from a number of suppliers who have been selected on the expectation that they will ultimately supply the related equipment for the refinery. The Corporation has also begun negotiations with suppliers for larger turn-key supply and design packages for the calcinations and evaporation facilities. In partnership with Technip, a "value engineering" exercise to identify areas of potential costs savings was completed in April 2006. A second more rigorous value engineering exercise was initiated in September 2006. The options identified are now being evaluated.

Commencing in June 2006, the Corporation moderated its work and expenditure growth rate as it sought additional financing. The Corporation reduced its expenditure rate by approximately 35% in order to conserve cash. As a consequence, Project development has slowed to a pace sufficient to enable the Corporation to meet its obligations to the Government of Guinea under the Basic Agreement and the Mining Concession.

Refinery

The Corporation had initially retained the Hatch Group ("Hatch"), the largest designer of alumina refineries in the world, to design the alumina refinery. The Corporation commissioned Hatch to develop an implementation plan in 2001 to assist in the selection of the recommended process technology for the alumina refinery and the preferred location of the alumina refinery and to enable progression to the detailed phase of the Project. Hatch completed the basic design work for the refinery and, in March 2005, transferred the Red Books to Technip. Technip has assumed the design responsibilities and is in the process of completing the front-end engineering design for the refinery under the supervision of Aluminpro and the Corporation's operating team.

The Corporation expects that the refinery will be designed for low temperature digestion to produce a rated capacity of 3.0 million tonnes per year of smelter grade alumina and will consist of two processing lines. A value engineering exercise, carried out at the beginning of 2006, allowed for an extension of the rated capacity from 1.4 to 1.5 million tonnes per line and per year. To allow for expansion of the refinery at some later date, space is expected to be provided within the plant layout to allow for an eventual addition of another 1.5 million tonnes per year processing line. The Corporation expects the refinery to be designed to operate 24 hours per day, 365 days per year and to achieve the rated capacity of 3.0 million tonnes per year. The refinery will be provided with storage capacity sufficient for all consumables and for alumina. Additional bulk storage facilities will be provided at the port, based on maximum anticipated ship's cargo capacities and the consumption rate of the refinery. The design standards for the refinery are expected to be equivalent to or exceed the relevant standards of the American Society of Mechanical Engineers, International Organization for Standardization, British Standards and European Standards.

Construction of the access road to the refinery has been completed. The Corporation expects to commence earth-moving works shortly.

In 2006, geotechnical investigations revealed the presence of sub-terranian voids which will necessitate the use of pile-based foundations for some equipment to ensure that unacceptable settlements will not occur. The additional cost to remedy this issue has been accounted for in the current cost estimate.

Power Plant

The energy requirements of the refinery are expected to be met by a steam and electricity cogeneration plant designed on circulating fluidized bed boiler technology to be built concurrent with the construction of the refinery. The Corporation believes that the refinery and associated town will require approximately 90 megawatts of electricity and 700 tonnes per hour of process steam. The Corporation has evaluated various technology and fuel alternatives (oil, coal, petroleum coke, biomass, etc.) and selected the circulating fluidized bed boiler technology, which is suited for burning coal and/or petroleum coke. Coal for the power plant is likely to be sourced from South Africa.

The cogeneration plant will consist of two fluidized bed boilers, one oil fired boiler and three steam turbines, totalling approximately 155 megawatts. The design provides for a greater than 50% electric and steam capacity reserve to be available in hot standby. Prior to the commencement of the JV Transaction negotiations, the Corporation was in late-stage negotiations with a contractor for the steam plant construction contract. The negotiations are expected to resume shortly. The Corporation anticipates that the contract will be a lump-sum turn-key EPC contract.

Water Supply

The refinery's water supply is expected to be served by a new reservoir and related delivery system to be built concurrently with the refinery. Following value engineering on the water supply dam and reservoir, the fresh water requirements for the refinery were significantly reduced, the site for the dam was relocated and the proposed size of the dam and reservoir were reduced. The scope of the work to be completed includes a 30-metre high dam with associated spillway and outlet works, to be built using 350,000 cubic metres of laterite material available near the site. The reservoir created by the dam will store five million cubic metres of water, enough to supply the annual water requirements of the refinery and the contemplated future expansions. The water works will include a pumping station, dual underground water pipes connecting the reservoir to the refinery's water treatment plant and a 33 kilo-volt transmission line connecting the pumping station to the power plant. The town will be supplied by wells drilled in the river valleys. Wells will also be used at the refinery during construction and will be maintained as a further reserve to ensure that the refinery has a source of water during unforeseen prolonged periods of drought.

Red Mud Disposal

Red mud is a residue of the bauxite refining process, consisting primarily of undissolved iron-oxides, silica-oxides and titanium-oxides. At its rated capacity of three million tonnes per year, the refinery is expected to produce 3.6 million tonnes of red mud on a dry basis annually. The Corporation intends to manage disposal of the red mud to be produced by the alumina refinery in accordance with international standards by processing, transporting and storing it as a thickened tailings product in a lined storage facility. The Corporation has retained SNC-Lavalin Inc. to develop the specific elements of its red mud storage program to ensure that the storage facility adequately isolates the red mud from groundwater, captures and recycles all runoff from the red mud stack back to the refinery, routes clean stormwater around the red mud storage area, and protects surface water from potential contamination. Prior to the commencement of the JV Transaction negotiations, the Corporation had planned on requesting contractor bids for the construction of the red mud disposal facility. The Corporation has not requested bids but expects that it will do so shortly.

Port Facilities

The alumina refinery will require an expansion of the existing port of Kamsar, which was built for and currently serves the import and export needs of the existing CBG bauxite mining operations. In 2002, the Corporation retained Berger/ABAM Engineers Inc. to prepare a basis of design report and concept design report for the expansion of the port of Kamsar. The expansion is being constructed to the south of the existing port, and is required in connection with the importation of coal, limestone, heavy fuel oil, diesel oil, sulfuric acid, caustic soda and other supplies necessary to operate the refinery and to export the alumina produced.

The reports were prepared using international best practice standards and address technical, geotechnical, engineering, transport and environmental issues associated with the expansion of the existing facilities at the port of Kamsar to accommodate the exports and imports required for the Project.

The final concept design report, which incorporated the findings of the basis of design report, analyzed the following operational issues in-depth: marine terminal operations; alumina export operations; drybulk import operations; liquid bulk import operations; breakbulk and container operations; rail terminal operations; and material handling systems. The report also addressed infrastructure development items such as dredging, quay, trestle and bridge design, causeway and road design, building requirements, rail requirements, electrical power and distribution, instrumentation and construction schedule.

The Corporation is also conducting a more detailed shipping and ocean transport study to update its cost estimates and optimize its shipping strategy for both imports and exports.

Construction of the port facilities commenced in January 2005. Dredging of the berthing area and reclamation of the main port lands have been completed. The Corporation has entered into an early works agreement with the proposed port contractor to progress the final design and initiate orders for long lead equipment and materials relating to the port construction.

Container Quay

A new quay to be constructed at the end of the existing quay will allow for the transportation of bulk goods and equipment for construction of the refinery. This quay will be able to handle vessels up to 10,000 tonnes and will greatly facilitate the import of containers and general cargo to both the refinery and the region. The Corporation has completed the detailed engineering of this extension and is negotiating with the selected contractor for its early construction. The construction of this quay will also enable savings to be made on the construction of the main bulk export jetty.

Rail Transportation

The existing railway extends approximately 130 kilometres from CBG's mining operations in Sangarédi to the port of Kamsar and has capacity sufficient to handle 12 trains per day provided that one of the railway's passing loops is extended. CBG currently operates up to seven trains per day and it is expected that the Corporation's refinery operations will require an additional two trains per day. The Corporation engaged Canarail Consultants Inc. ("Canarail"), a Canadian rail company majority owned by the French National Railroad, to complete an analysis of the rail transportation requirements. The study concluded that the Corporation's proposed rail transportation needs will require two spurs on, and the extension of the passing loop to, the existing railway. .Canarail has extensive international operating experience and currently provides technical assistance and maintenance for the railway under a contract with CBG. Prior to the commencement of the JV Transaction negotiations, the Corporation had been negotiating a rail services contract with a contractor. The Corporation expects such negotiations .to resume shortly and expects that under any eventual agreement with the contractor, the contractor will agree to (i) develop an efficient and reliable railway operation, (ii) procure and own all rolling stock, (iii) maintain and operate all rolling stock, and (iv) employ and train all transportation-related personnel. The contractor's design work and railcar selection for smooth interface with the port of Kamsar and refinery loading and unloading facilities is currently underway.

Town and Infrastructure Facilities

The proposed refinery will require the construction of housing, utility, social and recreational facilities to accommodate approximately 1,000 of the expected 1,500 full-time employees and their families. The remaining workers are expected to be drawn from existing communities in the surrounding area. In addition to housing, Guinea Alumina intends to provide electricity, potable water, health services, public safety services, waste disposal, recreational space and transportation. The Corporation will promote responsible use of these services and facilities by encouraging ownership or leasing of houses and payment for services and utilities to establish the necessity of market participation and eliminate problems that can be associated with user entitlements. In 2006, the Corporation requested and received contractor bids for construction of the town and infrastructure facilities. Due to changes made to the plans for such facilities, the Corporation expects that it will request another round of bids shortly. .

Training of local Guineans

Throughout the development of the Project, the Corporation has stressed the importance of job creation for the Guinean people. In the early years of development, management of Global Alumina and senior Government of Guinea officials discussed the importance of adding value to Guinean natural resources and transferring skills to the Guinean workforce. To reach this objective, Global Alumina has identified four primary categories of jobs that will be created by the Guinea Alumina investment: Indirect jobs associated with services required during construction and operations; construction jobs; operation jobs; and government jobs.

Global Alumina has identified and developed four related training programs to ensure that opportunities are created and that Guineans are equipped with the skills necessary to participate in employment opportunities. Although most of these training programs have not begun, several years have been spent on the development of such programs. The following is a summary of each program.

1. Indirect: There are two initiatives aimed at creating indirect jobs: (a) the Project Affected People Program (the "PAP Program"); and (b) the Country-Wide Program (the "CW Program"). The PAP Program is intended to provide training in a variety of areas such as micro-finance and agricultural development. The Corporation will establish this program in partnership with the African Development Foundation ("ADF"). The CW Program, also developed in partnership with the ADF, is designed to enable local enterprises to participate in the Project through the provision of various services, including transport, construction and catering, among others. Global Alumina and ADF will provide funding to set up programs designed to enable local enterprises to establish proper management and accounting systems and to enhance their contractual knowledge and execution capacities so that they are more attractive contracting partners for Project-related services.

2. Construction: Three years ago, Global Alumina, in conjunction with the Canadian International Development Agency, United States Agency for International Development and the Guinean Ministry of Technical Education (the "Ministry of Education"), established a construction training program. Local Guineans are trained in a variety of construction-related skills including welding, electrical, pipe fitting and carpentry. The program is aimed at improving the job opportunities available to Guineans.

3. Operations: Global Alumina's operating team has put together a program which will educate local Guineans about the importance of sound safety, environmental and operational practices. This will help to ensure that operations at the refinery will continue on a sustainable and efficient basis for many years.

4. Government: The Corporation has agreed to work with the Government of Guinea in the development of the refinery. A unit has been established within the Ministry of Mines to track the development of the refinery so that the Government can learn more about the process. A unit has also been established within the Ministry of Environment to work with the Global Alumina team during the development and approval of the environmental impact assessment ("EIA").

Environmental Impact Assessment

In addition to complying with Guinean requirements, the Corporation elected to conduct its EIAs in accordance with the guidelines, policies and requirements of the Equator Principles and the International Finance Corporation ("IFC"). The IFC is a member of the World Bank Group and a recognized authority and standard for the conduct of environmental impact assessments. The Equator Principles are a set of guidelines, broadly based on the IFC guidelines that have been adopted by many major commercial lending institutions as criteria for evaluating the environmental and social acceptability of projects. By conducting the EIAs to these standards, the Corporation believes it is both demonstrating its commitment to environmentally responsible sustainable development and maximizing the likelihood of acceptance of the studies by potential multilateral and bilateral official development agencies, commercial lending institutions and equity investors. The Corporation retained SNC-Lavalin Environment, Inc. ("SLE"), an expert in both the aluminium industry and environmental matters, to prepare the EIAs. SLE, in turn, contracted with numerous local Guinean entities to conduct specialized work associated with preparing the EIAs.

In early 2001, SLE prepared draft terms of reference for the EIAs. The Ministry of Mines approved these terms of reference and SLE initiated the preparation of the EIAs by conducting scoping meetings in Sangarédi, Boké and Kamsar in May 2001. SLE also conducted scoping meetings with ministry officials from seven ministries and with more than 25 NGOs in Conakry, Guinea. Finally, SLE conducted scoping meetings with Project-affected villages, local officials and local NGOs. Based upon its approved terms of reference and the results of the scoping meetings, SLE conducted a number of field studies and literature reviews to accurately describe the existing environment and evaluate the impact of the Project on that environment.

Because of the physical separation of project features and differences in affected environments, two EIAs were prepared – one for the port facilities in Kamsar and one for the refinery and related facilities in the Sangarédi region. On September 10, 2004, the EIA for the port site was approved by the Ministry of Environment after public consultations by both the Company and the Ministry of Environment. On May 23, 2005, the EIA for the refinery site and associated infrastructure was approved by the Ministry of Environment, also after public consultations by both entities.

During the course of project design, the Corporation identified a number of opportunities to optimize the Project and some of these resulted in changes to the project configuration from an environmental impact perspective. The Corporation contracted with SLE to prepare an addendum to the two EIAs in order to provide the Government of Guinea with an analysis of the changes made to the Project since the port and refinery EIAs were approved by the Ministry of Environment. The major changes included in the EIA addendum include:

- specifying the area selected for the initial 15 years of mining operations;
- realigning of the access roads in the refinery area;
- moving the quarry operations;
- downsizing the reservoir size and moving it upstream;
- changing the fuel properties for the calciner operations;
- reconstructing a bridge;
- adding a rail passing loop; and
- changing the method for increasing the capacity of the navigation channel.

The Ministry of Environment completed its review of and approved the EIA addendum on June 29, 2006.

In September 2006, the Company submitted an analysis of the environmental impact associated with an extension of the existing general cargo quay at Kamsar to accept bulk imports during construction of the

Project. The Ministry of Environment approved the construction of this facility by letter dated November 22, 2006.

Resettlement Activities

The EIAs are supported by two resettlement action plans that were developed to address the relocation and compensation mitigation measures required as a result of the Project. These plans were developed in accordance with the requirements of the IFC and describe the assets and livelihood activities affected by the Project and how people will be compensated for lost or damaged assets and livelihood activities.

The resettlement action plans set out the framework for the detailed, person-specific compensation and resettlement packages required in connection with the Project. Any household identified as having assets affected by the Project is eligible for a resettlement and/or compensation package that is proportionate to the level of impact, regardless of the land tenure regime (formal or customary, ownership or tenancy). The compensation and resettlement process provides a range of options from which households can choose. To ensure transparency, a third party mediation committee will oversee any grievances.

Households, both those eligible for resettlement and those that are not, are entitled to compensation for their annual and perennial crops, buildings and other improvements to the land. All compensation is calculated based on fair market or replacement value, as applicable.

The resettlement and compensation packages for affected persons located in the port area have been developed and implemented. Approximately 104 families were either relocated or compensated at an approximate cost to the Corporation of $270,000.

Compensation for all physical assets that have been affected by the Project in the refinery area have been paid by the Corporation. These payments totalled approximately $60,000 as of the end of 2006. In addition, the populations of the two villages, Touldé and Petoun Djiga, will be resettled to accommodate the refinery facilities. These villages were invited to identify potential resettlement sites and following extensive consultations and technical analyses, the villages decided to be resettled together in the northern part of the Lopé valley. The Corporation is currently constructing the resettlement village based on the site plan agreed to with the villagers and the housing types selected by the villagers.

In developing the resettlement packages for the villagers, the Corporation prepared a contract for each family which sets out the total compensation package for the family. The compensation contract was read to the concerned parties and to trusted persons (e.g., the Imam) in the village before being signed by the parties. Included in the resettlement packages are:

- provision of replacement homes (some of which have been completed and some of which are currently under construction);
- provision of a school and health facility for the villages;
- plots for agricultural use;
- cash compensation for the replacement of lost structures (other than homes);
- cash compensation for the value of lost annual and perennial crops (in most cases to be paid over time at six-month intervals to better replicate lost income);
- cash compensation of three months' rent for tenants;
- a disturbance allowance; and

- compensation for the cost of the actual relocation to the new village.

No villages are located within the area presently designated by the Corporation for mining within the first 15 years of operation.

The total cost for the resettlement of the 94 households within these two villages will be approximately $1.3 million.

BAUXITE MINING

The following information is based on information contained in the Technical Report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan (Republic of Guinea)" dated February 23, 2006 and prepared by Butty Herinckx & Partners (Dominique L. Butty, Geologist; Rob. F. Herinckx, Mining Engineer). The Technical Report was prepared in conformity with the requirements of NI 43-101. Mr. Butty and Mr. Herinckx are independent qualified persons for the purpose of NI 43-101. Readers are encouraged to review the Technical Report in its entirety under Global Alumina's profile at www.sedar.com.

The information in this section has been updated to reflect the planned increase in annual production capacity to three million tonnes of alumina and the postponement of the initial alumina production date to mid-2010.

Property Location and Ownership

The Mining Concession granted by the Government of Guinea covers 690 square kilometres within the Prefecture of Boké in the northwestern sector of Guinea. The concession area (the "Concession Area") for the Project also includes the Port Area and the Industrial Zone (as those terms are defined under the Basic Agreement) at Kamsar.

The Mining Concession was granted to Global Alumina pursuant to the Basic Agreement. Pursuant to the Basic Agreement, on January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. The Mining Concession has an initial term of 25 years, renewable in accordance with Section 34.2.2 of the Basic Agreement. At the request of the Corporation, the Mining Concession was transferred to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. See "General Development of the Business – The Basic Agreement – Mining Concession Term" above.

The Mining Concession constitutes a single contiguous area and there are no other prospecting or mining titles within the boundaries of this area. However, under the terms of the decree issued by the Government of Guinea, the Mining Concession excludes an area of 50 metres on either side of the railway line which runs through the Mining Concession area.

Property limits are determined by reference to a network of survey bench marks that have been surveyed by high precision GPS; however these limits have not been legally surveyed. Figure 1 indicates the location of the Mining Concession and that of the CBG concession currently being mined by CBG.

The Mining Concession contains 19 bauxite-bearing plateaux distributed throughout the property. The bauxite occurs on the flat, elevated areas of the concession, usually above 200 metres elevation. The Corporation has carried out systematic exploration on three plateaux only, numbered 2, 7 and 15 (refer to Figure 2). A number of other plateaux have yet to be explored.

No mining activities have exploited the bauxite within the Mining Concession.

The Corporation will be subject to a mining royalty on the bauxite transformed into alumina at the moment of its exit from inventory, equal to five percent calculated on the "free on board" value of the CBG bauxite at the date of the Basic Agreement. Royalties will be levied from the first fiscal year following the date of the commercial production start up. Advance royalty payments are expected to be required commencing in 2007 in respect of the years 2005 to 2008 aggregating approximately $7 million.

The property is not known to be subject to any environmental liabilities.

The Corporation filed EIAs for the port facilities in June 2004 and the refinery complex in February 2005. The Ministry of Environment approved the port and refinery EIAs on September 10, 2004 and May 23, 2005, respectively. Since the submission of these documents, the detailed engineering phase has been initiated and modifications have been made to some Project components. The Corporation is continually working to improve the Project, and the modifications were presented in the addendum to the EIAs, which was approved by the Ministry of Environment on June 29, 2006. Approval of the port EIA permitted the Corporation to proceed with the construction of the port facilities. Construction of the port facilities commenced in January 2005.

For the mining aspects of the Project, the process for obtaining most of the necessary permits, clearances, and authorizations is addressed in the Mining Code, published by the Government of Guinea. Most of these processes have been streamlined and centralized under the Ministry of Mines or the Centre for Mining Development and Promotion within the Ministry of Mines. In other specific cases, such as the import and use of explosives, the procedure for obtaining the necessary permits is established in a joint ministerial order.

The following permits are normally required before mining and refining operations may start, and for construction of the town, water supply dam and power plant:

- Permit for Alumina Refinery*;
- Permits for Construction;
- Permit for the Use of Explosives;
- Permits for Tree Cutting and Excavation Activities*;
- Permit for the Development of Transportation Facilities*;
- Permit for the Construction of a Power Station*;
- Permits for the Building of Dams and Water Supply; and
- Permit for Compensation (Expropriation, if necessary).

The foregoing permits designated by "*" are addressed under the Mining Code; for these permits the Minister of Mines will issue the necessary permit in cooperation with other concerned ministries. As of the date hereof, the permit for the use of explosives, permits for tree cutting and a permit for quarry activities have been obtained for the refinery construction. The Corporation expects to obtain the remaining permits in the normal course of development and construction activities. All necessary permits have been obtained for the port construction.

Accessibility, Climate, Local Resources, Infrastructure And Physiography

Topography, elevation, and vegetation

The Mining Concession area comprises a series of plateaux attaining heights of up to approximately 250 metres with steep valleys that drain into the Tinguilinta River basin whose elevation in the centre of the concession is approximately 50 metres above sea level. The plateaux are flat to gently sloping and support savannah vegetation of grasses and small clusters of trees; they provide grazing for the herds of cattle that migrate across the region. The steep valley slopes are forested and extensively used for cultivation by the local population who use traditional slash- and-burn farming methods of agriculture. The Tinguilinta River valley and its tributaries are home to most of the villagers who cultivate a range of crops such as maize, manioc, nuts and citrus fruits.

Proposed Refinery Site

The site of the mine, alumina refinery and associated facilities will be approximately 210 metres above sea level approximately 100 kilometres east of Kamsar. The selected site for the refinery in the north east sector of the Concession Area, involves approximately 200 hectares for the refinery and 300 hectares for mud disposal, or tailings area. The site is level or gently sloping and is not subject to flooding. The refinery complex will include a coal-fired power plant capable of producing 155 megawatts of electricity and 700 tonnes per hour of steam. Geotechnical studies have been completed at the refinery area to assure appropriate foundation design. See "Narrative Description of the Business – Project Status – Refinery" above. Hydrological studies have been updated to confirm the adequacy of the water supply at the new dam location for the refinery.


GUINÉE-BISSAU
GUINEA
Atlantic Ocean
Boké-Gaoual Bauxite District
Wéndou Mbôrou
GAOUAL
Koumbia
Kounsitel
Kakoni
Santou
Sarékali
TÉLIMÉLÉ
Gougoudjé
Sinta
SANGARÉDI
CBG
Global
Tinguilinta
Tanéné
BOKÉ
Kanfarandé
Kolaboui
KAMSAR
Dabiss
Sansalé
Bintimodia
Mankountan
Tougnifili
Douprou
BOFFA
Tamita
FRIA
Tormélin
Tanéné
Wassou
Koba
Khorira
DUBRÉKA
Baie de Sangaréya
CONAKRY
Manéya
Kouriya
COYAH
Wonkifong
KINDIA
Damakania
Samaya
Bangouya
Molota
Friguiyagbé
Mambiya
Allasoya
Moussaya
FORÉCARIAH
Kaliya
Farmoréya
SIERRA LEONE
Boké-Gaoual Bauxite District
Global Mining Concession
CBG Mining Concession
Global Refinery Site
National Capital
Regional Capital
Asphalt Road
Road
Railway
0 12.5 25 km
UTM, Zone 30, NAD83

Location of Global Mining Concession and Refinery Site

Boké Prefecture, Republic of Guinea

(Prepared by BSO 05.10.07)

Fig. 1 Project Location


Bauxite Deposits Explored
(by Global 2004-2005)
Bauxite-bearing Plateaus
Proposed Refinery
Boké – Sangarédi Road
Refinery Access Road
Railway

Global Alumina Bauxite Concession, Republic of Guinea
Principal Bauxite-bearing Plateaus and Proposed Refinery Site

Fig. 2 Bauxite Plateaux of the Mining Concession

Infrastructure and Access

The port facility is located at the port of Kamsar, which is located approximately 160 kilometres northwest of Conakry, Guinea. It is situated on the east bank of the Rio Nunez at roughly 15 kilometres from the Atlantic Ocean, near the mouth of the Dougoufissa Creek.

The port is connected by road to Boffa and Conakry in the southeast direction, and to Boké and Sangarédi to the northeast. The road to Conakry has recently been resurfaced and is in good condition. The road to Sangarédi has been asphalt paved within the past two years. An existing railroad running from the bauxite mines to the port is in good condition and is currently operated by CBG.

The refinery complex will be located near planned mining operations and about 30 kilometres to the west of Sangarédi, which is approximately 125 kilometres from the port of Kamsar. The population of Sangarédi is approximately 30,000. The refinery and associated facilities will be accessed from the main rail line by a rail spur approximately 15 kilometres in length for bauxite shipments, delivery of various feedstock materials, and delivery of construction materials. Additionally there will be dedicated haul road access to the main road from Kamsar to Sangarédi and connecting the various associated facilities. A road system will connect the mining operations to the refinery.

Climate

Guinea has a defined rainy season that occurs from the months of May to November. During this seven-month period, the monthly rainfall increases from about 150 millimetres to a maximum monthly average of 500 millimetres in July, August and September, before declining.

The hottest month is March when the daily mean maximum temperature is 37 degrees Celsius and the minimum is 21 degrees Celsius. The coolest month is August when the daily mean maximum temperature is 29 degrees Celsius and the minimum is 22 degrees Celsius.

Mining operations in Guinea are little affected by the climatic conditions with only exceptional rainstorms or periods of mist temporarily slowing down operations.

History

With increasing demand for aluminium after the Second World War, Bauxites du Midi, a French subsidiary of Alcan, prospected the Boké region between 1948 and 1961. In 1963, Halco (51% interest), the principal shareholders of which were at that time Alcan Inc., Alcoa World Alumina and Pechiney S.A., formed CBG with the Government of Guinea (49% interest), in order to mine and export the bauxite of the Sangarédi and surrounding deposits from the original CBG concession.

The Mining Concession, covering 690 square kilometres, is the western area of the original concession covering 1,292 square kilometres that was issued to the CBG consortium in 1963. After a long period of construction which included the construction of cities of Kamsar and Sangarédi, the mining facilities at Sangarédi, a 135 kilometre railroad to Kamsar, a bauxite crushing and drying facility and deep sea ship loading port at Kamsar, CBG started shipping bauxite in 1973.

Between March 1998 and December 2000, CBG carried out an extensive exploration program to assess the full potential of the original CBG concession both for exportable bauxite and also for bauxite that could be of lower grade and suitable to feed a local alumina plant. The program explored, to various detail, 36 plateaux that are located within the original CBG Concession. In 2001, reserve and resource estimates on the Concession Area were prepared by Geoconsult Ltd. (now Geoprospects Ltd. ("Geoprospects")) on behalf of CBG. It was discovered that most of the bauxite deposits meeting the export criterion were located in the eastern half of the original CBG concession, adjacent to the mining zone. The 690 square kilometres covered by the Mining Concession have been released from the western half of the original CBG concession to provide bauxite resources for the Corporation's proposed refinery. The historical estimates prepared by Geoconsult Ltd. were reviewed for purposes of preparing the Technical Report. These estimates show significantly greater reserve and resource estimates than those in Technical Report. However, these estimates were not prepared in accordance with CIM Definition Standards as required under NI 43-101. Global Alumina has not verified these estimates and cannot attest to their reliability. Accordingly, these data have not been used for purposes of the estimates contained in the Technical Report.

Geology

The Mining Concession is within the Boké bauxite belt, a typical geological and physiographic region for bauxite mineralization. The bauxite is derived from a flat-lying sequence of Palaeozoic sedimentary strata and dolerite sills that have been subjected to tropical weathering over millions of years since the Middle Meocene period, 15 million years ago. The combined effects of tropical weathering and good drainage, provided by the topographic relief, have led to the concentration of alumina and iron oxides within the upper layer by leaching of the silicate rocks. Only minor quantities of titanium oxides, kaolin and quartz remain in the bauxite profile. The bedrock may be either flat lying sediment or dolerite.

The general physiographic aspect of the Mining Concession is controlled by large flat to undulating lateritic plateaux deeply incised by a drainage network that has developed preferably along faults and fracture systems. It is only in the valleys of the streams and rivers that fresh rocks are exposed with the most frequent outcrops being dolerites. All surface rocks of the concession have been subjected to intense laterization and the long lasting process has, for the most part, destroyed the original textures.

On the Mining Concession (see Fig 2.), the bauxite deposits occupy the flat tops of the plateaux, typically at elevations above 200 metres. Slightly tilted towards the west, they are bounded by steep sided valley slopes up to 200 metres high. Nineteen bauxite-bearing plateaux occur within the Mining Concession area. They range in size from 6.2 square kilometres (No. 17) to 29.5 square kilometres (No. 20).

Exploration

In the framework of its development program, the Corporation has conducted extensive drilling, trenching, pitting, sampling and field studies on the bauxites of the Mining Concession since April 2004.

Nature and Extent of Exploration Works

The Corporation initiated its exploration program in April 2004 and completed, as at December 2005, a total of 609 vertical drill holes for metallurgical testing, grade continuity studies and resources definition mainly on grids of 300 x 300 metres and 150 x 150 metres. Sampling was carried out at metric intervals, except for top soil, which was not sampled. Exclusive of duplicates and reference material, exploration assays added up to 7032. Except for holes drilled in 2004, samples were all logged for facies and physical description. Two pits were excavated through the full bauxite profile for *in situ* density tests and to confirm other density data. Pit samples were also collected for bauxite characterization, mineralogical and metallurgical studies that were carried out in support of process design.

Bauxite Characterization Studies

The Corporation carried out two drill programs in 2004 to collect appropriate bauxite samples for two phases of process test work that were carried out at the Belgaum Research & Development Centre ("BRDC") of Hindalco Industries Limited ("Hindalco") in India from June 2004 until February 2005.

In April 2004, 25 auger holes were drilled by Geoprospects on Plateaux 2 (Kouloré), 7 (Lopé) and 15 (Mobhi). These samples provided bauxite from across the extent of the three plateaux in order to prepare composite samples with characteristics that would meet the range of possible refinery feed quality. In June 2004, a further 14 holes were drilled on Plateaux 2 and 7 to provide bauxite representative of the expected plant feed in the initial ten years of production.

Grade Continuity Studies

In June and July 2004, the Corporation carried out drilling to establish a model for the continuity of the bauxite deposit of the Kouloré deposit (Plateau No. 2). This plateau carries bauxite typical of the area. Thirty-three auger holes and nine diamond drill holes were drilled on a closely spaced drill grid at hole separations varying from 12.5 metres to 50 metres.

Confirmatory Drilling

The Corporation carried out limited confirmatory drilling in March 2005 on four plateaux, already drilled on orthogonal grids of 300 x 300 metres between 1998 and 2000 by CBG. The program provided a total of 59 holes and 548 samples and confirmed the presence of commercial bauxite on these plateaux.

Mineralogy and Petrology

Studies have been conducted to determine the mineralogical composition of the bauxites within the Mining Concession, and their associated host rock, at internationally recognized laboratories in Canada, Russia and Hungary. This work has confirmed the mineralogy to be one which is typical of the Boké bauxite belt. The bauxite within the Mining Concession consists largely of the aluminous trihydrate mineral Gibbsite, ($Al_2O_3.3H_2O$) that can be treated in the low temperature, lower cost Bayer process envisaged for the proposed refinery.

Physical Characteristics - In Situ Density

In situ density tests were conducted on two sites in the northern and southern sectors of Plateau 7. Pits were excavated through the full bauxite profile and every metre was volumetrically measured and the material weighed at the site. Representative bauxite samples were collected, immediately sealed in paraffin wax and sent to the laboratory in Sangarédi for moisture determination. An average dry density of 2.0 tonnes per cubic metre has been established for reserve and resource estimation. This density figure is consistent with that used in the mining district as well as at Friguia.

Interpretation

BH&P have worked in the Boké Prefecture for many years and are familiar with the methods employed to explore and interpret the type of deposit and style of mineralization, which methods are considered appropriate. The resources have been interpreted by:

- Drilling on cross-sections to interpret the ore continuity, the distribution of the different bauxite types and their transitions to overburden, internal waste and floor material; and
- Two-dimensional resource modeling to represent the lateral distribution of grades and thickness.

The two-dimensional resource models have been used for predicting expected mining loss and dilution, estimating reserves, mine planning studies and the bauxite production forecasts.

Reliability of Data

Field works were carried out by an experienced contractor, Geoprospects, which has a proven track record for reliability obtained during numerous and extensive exploration campaigns across the Boké and adjourning bauxite belts. Field supervision was provided by Bryan S. Osborne, P. Geo., on behalf of the Corporation and the field work was reviewed by Dr. Neil Bliss of Aluminpro. BH&P are confident that the exploration data and sampling provide a sound basis for the current resource and reserve estimates, based on their witnessing of the drilling and sample collection procedures carried out by Geoprospects and the available quality control and quality assurance data and procedures developed by the Corporation.

Mineralization

The Boké Prefecture of Guinea is one of the world's most prolific sources of bauxite. The formation of such a large volume of lateritic bauxite results from a combination of geological, climatic and geomorphologic factors that acted simultaneously over time. Warm climatic conditions with alternating seasons saturate the rocks with water during the rainy season leaching silicates from the mother rock. The water percolates downward through the weathering column during the dry season leaving laterites, high in iron and aluminium behind. Stability in the seasonal regime and good drainage conditions must prevail over millions of years to lead to a full desilication of the upper part of the profile and the development of commercial bauxite. The lateritic profile from the surface down to unweathered bedrock is described as follows:

- The laterite (or duricrust) occupies the upper horizon of the lateritic alteration profile. It is essentially composed of consolidated oxides and hydroxides of aluminium and iron. The bauxite is developed in the upper part of the horizon where the alumina (Al_2O_3) content exceeds the iron (Fe_2O_3) content. In the Boké Prefecture, this horizon typically varies in thickness from 3.0 to 15.0 metres and is usually very hard near surface. The bottom 2.0 to 3.0 metres of the horizon is more humid and friable and affected by the fluctuating water table.
- Below the friable zone is a compact but unconsolidated clay horizon, largely kaolinitic in composition. It is red to cream in colour and may reach several metres in thickness.
- Below is a saprolite zone, a weathered horizon, approximately 50 metres deep, characterized by highly oxidized bedrock but with preserved original rock textures.

Abundant fractures, fissures and vugs, often filled with iron oxide and hydroxide minerals, are conspicuous throughout the profile.

Generally, the lower part of the bauxite horizon is more aluminous with paler shades of colour; while the higher part shows an increase in iron and becomes reddish in colour. Locally, at the top of the horizon, iron rich minerals form a hard "iron cap" approximately 50 centimetres thick. Iron is also accumulated at the base of the bauxite as a hard and compact layer of laterite one or two metres thick.

Drilling

The Corporation has conducted drilling on the three plateaux with identified reserves at drill spacings of 300 × 300 metres and 150 × 150 metres. The holes have been drilled with average depths of approximately ten metres for resource definition and collection of samples for process test work. Drilling has also been conducted to confirm the bauxite on other plateaux but with insufficient drill spacing as yet to identify reserves in accordance with CIM Definition Standards.

Drilling Method

In the bauxite fields of Guinea, both auger and core drilling are used to prospect and develop deposits. Of the two methods, auger drilling is the more rapid, reliable and economic method to outline bauxite horizons. The cuttings generated are easy to handle and allow the geologist to recognize the presence of bauxite in the profile. Core drilling is used less often, mainly for stratigraphic control and as a check on the results of auger drilling. Both techniques are reviewed in this section. On account of the short drilling depths, down-hole survey is not necessary. There is no error related to true widths since the holes are vertical and the bauxite layer is essentially horizontal. Hence, sample lengths represent the true width of mineralization.

Auger Drilling

Since 1997, Geoprospects has been the main exploration drilling contractor for CBG. The Corporation has been contracting Geoprospects since early 2004. Their auger drills consist of a trepan cutting bit of 142 millimetre diameter, mounted on a drill stem with spiraled flanges of 138 millimetres diameter to lift the bauxite to surface by reverse rotation.

All holes are drilled vertically since the bauxite horizon is essentially horizontal and its lateral continuity defined by drilling. The true thickness of the lateritic and bauxitic units corresponds to the length of the drill rods drilled through these units as recognized by the logging geologists. Drilling is continued until one metre of lithomarge clay is encountered at the base of the bauxite profile. The average depth of drilling has been ten metres. The topsoil on the surface is not sampled and is excluded from the first metre sample interval; the depth of the soil is however, recorded.

For each metre drilled, the material is lifted to surface. To minimize sample contamination from cuttings left over from the previous sample lifted to surface, the first ten to 20 centimetres of cuttings reaching the surface are discarded. The remainder of the sample is raked onto a wooden scoop tray. The sample is then poured into a conventional chute sample splitter, remixed and separated three times to homogenize, before taking a sample (about three kilograms). The rest of the sample (about 25 kilograms) is poured on the ground to form a heap from which small cuttings are extracted and broken with a hammer to identify the presence of bauxite and/or iron oxide minerals in the sample. Upon completion of the hole, the heaps, side by side, are logged individually by the geologist for physical characteristics.

Diamond Core Drilling

Coring is used in the Sangarédi region as a means to provide an undisturbed, continuous sample of the bauxitic horizon and adjacent material. It provides means to verify the bauxite rock types and precise thickness. The core diameter is 114.3 millimetres to provide large in-tact samples for rock description and sampling. The core is put in wooden core boxes and initially logged on site, the core boxes are then covered for transportation to Sangarédi where the core is split in half with a carbide blade bench saw for detailed description and sampling.

Core drilling is not favoured as a systematic sampling tool. The method is slow, comparatively more expensive, requires water, and sample preparation is exhaustive. There is also the possibility of creating an analytical bias, since the circulating water necessary to lubricate the core bit has a tendency of washing out certain mineral species from the bauxite. It is generally accepted that no more than 10% of the drilling should be done with core.

Interpretation

The auger drilling methods used by the Corporation are appropriate for the nature of the mineralization and ground conditions; the same methods are used throughout the Boké Prefecture. It is important to supplement the auger drilling with limited core drilling to validate the host rock types and the accuracy of depths determined by augering. The Corporation has carried out sufficient coring to confirm the results achieved by auger drilling. For the purposes of resource modeling, only the auger drilling results have been used in order to exclude grade bias effects associated with core drilling.

Beside samples from pitting, auger drilling has also been used for the collection of samples for process testing. Given the grade bias associated with coring, this is an acceptable approach.

Sample Preparation, Analyses and Security

Sample Preparation

As stated, the full bauxite profile has been drilled and sampled over one metre intervals down into the clay beneath the bauxite. The field samples of about three kilograms are transported to be further prepared at a central sample preparation facility in Sangarédi. During 2004, sample crushing and pulverisation was carried out by CBG at their sample preparation facilities at Sangarédi, in keeping with the standards developed by CBG and under the supervision of the Corporation. In 2005, sample preparation was carried out by Geoprospects using similar methods, sample flow sheet and equipment as used previously by CBG. At the Geoprospects sample preparation laboratory in Sangarédi, sample reduction is carried-out in full conformity with International Standard ISO-6 140 - Aluminium Ores - Preparation of Samples.

The sample preparation process, conducted by well-trained employees under the supervision of a geologist, is as follows: Samples are spread on plastic sheets or steel plates and left to dry under the sun for at least three hours before being sent to the crusher for reduction. Each sample is crushed with a laboratory jaw crusher to -2 millimetres. Each sample is then split to leave a 500 gram witness sample and 250 grams are sent for grinding with a Bico disk pulverizer to -100 mesh. After homogenisation by rolling the sample in a plastic sheet, each sample is spread to about one cm thick and divided into 20 squares from which a 50 gram sample is progressively scooped into a pre-labelled plastic bag.

For internal and external laboratory quality control, at every twentieth sample, two duplicates of 50 gram samples are also prepared. One sample is included in the sequence of samples to be shipped to the principal laboratory and the other is sent to second laboratory for reproducibility. The samples are packaged in labelled plastic sleeves and finally put in metal cases sealed with steel straps and ready for shipping to the various laboratories.

Sample Analysis

All laboratories used by the Corporation are fully certified and familiar with bauxite analyses. Since 2005, all systematic analytical work, which encompasses most of the drill samples, has been carried out by Ultra Trace Analytical Laboratories in Western Australia for 14 major oxides by XRF methods and loss on ignition by thermal-gravimetric analysis. A comprehensive program of validation of this laboratory for their XRF analytical methods has been carried out at Hindalco (India).

Test work related to estimating the quantities of available alumina in the bauxite were contracted primarily to Hindalco in Belgaum, India. These tests, referred to as "bomb digests", simulate the digestion conditions used in the Bayer process. Both the exploration and process samples were subjected to these tests at Hindalco. The analysis of Total Organic Carbon, also of interest in the Bayer process, was carried out at Ultra Trace Analytical Laboratories.

Quality Control and Data Verification Measures

The Corporation has carried out a range of programs to provide quality assurance, quality control and data verification and BH&P consider that the nature and extent of the measures were appropriate to ensure reliable assay results. The quality assurance/quality control program has included:

- Multiple sampling at the collar of a hole has been conducted to ensure no sample bias in splitting at the drill site. As a further cross-check analysis of blind duplicate samples has demonstrated sound sample preparation methods and reproducibility.
- Two programs of check drilling have been conducted.
  - Twin drilling of auger versus auger drilling has shown that while grade differences are significant, increasing with depths, average grades remain consistent. This a standard feature with bauxite; similar grade scattering around a common mean is observed for half cores.
  - Twin drilling of auger versus core drilling illustrates the grade bias generated by the removal of fines by fluids used in coring. It is widely accepted that within the Boké Prefecture core drilling

tends to increase the alumina and reduce the silica. Hence, auger drilling is the method preferred by the local industry. The overburden and bauxite thicknesses are within tolerances, indicating that the definition of ore intercepts is consistent.

- A program of laboratory quality control and quality assurance has been implemented involving insertion of duplicate and reference samples into the stream of samples provided to the analytical laboratory. Verification of the principal test facility, Ultra Trace Analytical Laboratories in Western Australia, has been carried out by sending duplicate samples to a third party laboratory.
- The assays, covering the full requirement of bauxite characterization, were carried out by reputable laboratories with a proven track record for bauxite analysis. Analytical methods complied with the industry standards.

Security

Security of samples and the chain of custody are considered appropriate, given that field supervision was ensured by the Corporation during drilling and sample preparation, that samples were stored in a container at Sangarédi for the exclusive use of the Corporation and kept locked at all times and that samples were shipped to laboratories in sealed metal cases.

Mineral Reserve Estimates

Mineral reserve and resource categorization has been made and the reserves are reported in accordance with the CIM Definition Standards.

Grade continuity studies as referred to above have confirmed that resource/reserve categorization could be based on drill grids of 300 x 300 metres and 150 x 150 metres for Indicated and Measured Mineral Resources respectively. For the purpose of resource and reserve estimates, geological data processing and orebody modelling has been undertaken by BH&P using two-dimensional modelling techniques. Two-dimensional modelling is considered the most appropriate method for such extensive yet relatively thin areas of mineralization.

Upon drill data validation, resource models were prepared by BH&P by borehole compositing and with two-dimensional block kriging of the borehole composites using cut-off grades of 38% total alumina and 10% total silica on individual one metre samples to provide a broad envelope to the potentially economic mineralization.

Mineral Reserves[1] were subsequently derived from the resource model by applying mining recovery and grade dilution factors beside scheduling constraints as follows:

- A cut-off of 40% on total alumina on the composited drill hole grade.
- A minimum mineable bauxite thickness of two metres
- Mining loss and dilution were estimated on the basis of the mining method selected, namely, a conventional shovel-and-truck operation as is the standard practice in the Boké Prefecture. Loss and

[1] "Mineral Reserve" is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.

dilution have been estimated in the resource model, based on mining practices and reconciliations in similar, existing bauxite mines, to take account of the following:

- Losses at the footwall of the bauxite: shovels follow a mine floor above the footwall to avoid dilution with bedrock material. An algorithm in the resource model tested the nature of the footwall (from drill log data) and applied a vertical loss of one metre of bauxite in the case of a clay-like floor or 0.5 metres in case of a lateritic floor. An additional footwall loss has been applied to allow for the error in predicting the exact footwall location.
- Dilution: this theoretically occurs (a) at the top and (b) the bottom of bauxite, and (c) with internal waste inside the orebody. With respect to dilution at the top of the bauxite, it was assumed unavoidable that all off-grade but hard lateritic material will be mixed and mined with the bauxite. At the floor, dilution is limited to an extent by accepting the above losses, however, some additional dilution with footwall material is accounted for. Similarly, all internal waste is treated as inseparable of the bauxite above and below.
- Lateral losses and dilution: these occur at the fringes of the deposits, most often on the flanks of the plateau where the bauxite thins out but occasionally do occur inside the deposit. This loss and dilution has been allowed for partly by manual delineation of mining panels, (cropping off the thinner and low grade fringes). Isolated off-grade patches, occurring very rarely, have been cropped similarly if large enough and otherwise, have been taken as dilution.

Overall, tonnage losses in the conversion from *in-situ* bauxite Resources to mineable Reserves using the above parameters amount to 20%. The resulting grade dilution is approximately zero percent. (The zero dilution is explained by the complete procedure generally tending to "chop off" lower grade bauxite.)

The use of the above parameters demonstrates that grades of close to 39% available alumina can be achieved as contemplated by the refinery feedstock specification.

Reportable Mineral Reserves using the drill data available as per November 25, 2005 thus stand as follows:

Table 1 – Reportable Mineral Reserves as of November 25, 2005

Reserves	Million Tonnes Dry Bauxite	Bauxite Depth m	Iron Oxides %	Total Alumina %	Available Alumina*) %	Silica %	Reactive Silica %	Grid Size m×m
Proven[2]	101	9.1	25.3	45.0	38.8	2.0	1.0	150 × 150
Probable[3]	87	6.7	25.7	44.4	38.6	2.1	1.0	300 × 300
Reportable Mineral Reserve	188	8.0	25.5	44.8	38.7	2.0	1.0	

***** ***available alumina at low temperature Bayer process***

2 A "Proven Mineral Reserve" is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.

3 A "Probable Mineral Reserve" is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

Mine Planning

A complete and detailed mine plan has been developed based on the reserve models of Plateaux 2, 7 and 15 and demonstrates that a reliable source of bauxite of consistent quality can be achieved over the projected mine life. A production schedule has been prepared on an annual basis, based on an annual production capacity for the refinery of 2.8 million tonnes of alumina, covering a 25-year period to confirm the grades of the expected feedstock quality and to illustrate the mining sequence of the overall mine plan as the three plateaux are developed.

The following information was prepared by Butty Herinckx & Partners based on a projected annual production from the refinery of 2.8 million tonnes of alumina. As referred to under "Narrative Description of the Business – Business Overview" above, the Corporation has determined that the annual production capacity of the refinery will be increased by 7% to three million tonnes of alumina. Where applicable, the following information has been adjusted to allow for this increase, with original estimates as contained in the Technical Report noted in parentheses.

The mine methods are based on current mining practices in the Boké Prefecture A conventional truck-and-shovel operation has been selected; the choice of equipment has been made as a function of the geometry of the bauxite deposits within the Mining Concession area and the proximity of a large bauxite reserve to the proposed refinery. As at November 25, 2005, bauxite reserve had been demonstrated to be capable of supporting a 23-year mine life (a 25-year mine life based on an annual alumina production capacity of 2.8 million tonnes). Bauxite production is anticipated to commence in 2009. While alumina production from the refinery is anticipated to commence by the middle of 2010, full production of three million tonnes per year is anticipated to commence in 2011. An estimate has been made of the capital and operating costs for the mining operation that will deliver 8.1 million tonnes annually (7.6 million tonnes annually based on a 2.8 million tonne annual refinery capacity) of dry bauxite to the refinery by 2011 (with five million tonnes delivered in 2010). Operating costs of $2.50 per tonne of bauxite are estimated for delivery to the crusher ($2.58 per tonne based on a 2.8 million tonne annual refinery capacity), excluding royalties and taxes.

The mine plan has demonstrated that a constant supply of bauxite at specified, predictable grades can be achieved for a period of 22 years at full production capacity (24 years based on an annual alumina production capacity of 2.8 million tonnes). Only three of the 19 bauxite plateaus within the Mining Concession have been drilled and evaluated for reserve estimates and mine planning.

The direct mine operating costs at $2.58 equate to less than $7 per tonne of alumina produced, or less than 10% of the estimated refinery operating costs. The estimated capital cost of the mine development and equipment ($21 million) is minor compared to the overall cost to complete development and construction of the refinery (currently estimated to be approximately $3.0 billion). Thus the impact of a small change in bauxite supply costs is slight in terms of overall project viability.

Conclusions and Recommendations

The recent exploration program has characterized the bauxite in sufficient detail and with the required accuracy for process design and resource evaluation. In addition, the program has established a reserve base, within easy distance of the refinery, covering the entire bauxite requirement for the refinery for more than twenty years at full production rate.

The reserves, as shown in Table 1 above, are considered to provide a robust reserve base for the Project, capable of giving a reliable bauxite supply both in terms of tonnage and quality. The bauxite can be supplied at a relatively modest and predictable cost since the mining operation uses current practices and is technically straight forward. The financial model for the overall refinery project demonstrates economic viability on the basis of the reserve estimates and the projected cost estimates associated with bauxite mining and grade control.

While there are minor issues to resolve in the short term concerning additional survey and bauxite density measurements, BH&P has recommended that the Corporation conduct development drilling covering the initial proposed mining area to assist in planning preproduction activities and the commencement of mining operations. The Corporation anticipates that mining operations will commence by 2009.

Field exploration continued in 2006 with additional resource drilling and sampling for bauxite characterization tests under the supervision of Bryan S. Osborne, P.Geo, Qualified Person. This work is expected to allow for more detailed mine planning studies, including an assessment of whether the mine plan can be extended beyond 25 years.

RISK FACTORS

The Corporation is a development-stage company undertaking a large and complex capital-intensive project in a developing country and is subject to numerous risks and challenges. In addition to the risk factors described below, additional risks and uncertainties, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Failure to enter into or close the Subscription Agreement and related transactions will impair the Corporation's ability to continue as a going concern

There can be no assurance that the Subscription Agreement will be entered into or that the conditions precedent to Completion or to the making of the three deferred payments under the Subscription Agreement will be satisfied. If the Corporation is unable to satisfy these conditions, the Subscribers will not be obligated to subscribe for the interests in Guinea Alumina or make payment pursuant to the Subscription Agreement. The Corporation's ability to continue as a going concern is dependent on its ability to complete the Subscription Agreement or to obtain alternative sources of financing to meet its operating costs and to fund capital expenditures. There can be no assurance that the Corporation will be able to obtain adequate alternative financing, or that the terms of such alternative financing will be favourable or adequate for the further development of the Project. In the event that the initial subscription is not completed, all amounts outstanding under the Loan Facility Agreement will become due and payable, with interest, on May 31, 2007. In the interim, prior to Completion, the Corporation may not be able to satisfy the conditions necessary in order to make additional drawdowns under the Loan Facility Agreement. If the Corporation cannot secure an alternative source of financing, it may not be able to repay the loan when it is due and the Lenders may realize on their security interests.

The Corporation has reported operating losses since inception

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no revenue prior to 2010 at the earliest. There is no guarantee that Global Alumina will ever be profitable.

The Corporation is being reviewed by the TSX for Delisting

The Corporation has been advised by the TSX that, based on the Corporation's current financial situation, the TSX intends to review the eligibility of the Corporation for continued listing. On March 27, 2007 the TSX announced that the Corporation has been granted 120 days in which to regain compliance with continued listing requirements pursuant to the TSX Remedial Review Process. While management of the Corporation is confident that completion of the JV Transaction Agreements will improve the financial position of the Corporation and enable it to satisfy the TSX with respect to its financial condition, there can be no assurance that it will be able to do so. If the Shares are delisted, shareholders will experience reduced liquidity.

Global Alumina will conduct its operations through a joint venture

Following Completion, under the Subscription Agreement, the Corporation's interest in the Project will be held through a 33.33% interest in Guinea Alumina. Global Alumina will not fully control the operations and assets of the joint venture, nor will it be able to make major decisions with respect to the Project unless the other Shareholders agree. Accordingly, although the Corporation has the ability to veto decisions with respect to the Project, it has no ability to make unilateral decisions. This structure may constrain the ability of the joint venture to take action in some circumstances. In addition, any failure by the other Shareholders to meet their obligations to the Corporation or to third parties could have a material adverse effect on the joint venture and the Corporation as a result. It is also possible that the interests of the Corporation and those of the Subscribers are not aligned, resulting in delays, additional costs or disagreements, which could adversely affect the Corporation's business. There is a risk that the Corporation may be unable to meet a capital call to fund the Project. If the Corporation is unable to meet a capital call it will be required under the Shareholders' Agreement to offer to sell its interest in the Project to the other Shareholders at a discount to fair market value. The other Shareholders have significantly greater resources than does the Corporation and accordingly do not face the same constraints on their ability to finance the Project with additional equity.

The joint venture has substantial capital requirements and may not be able to secure sufficient financing

The Corporation's current estimate of the total cost to complete development and construction of the Project is approximately $3.0 billion. The joint venture will not be able to complete the Project unless it is successful in its financing efforts. The Corporation anticipates that the joint venture will require an estimated $2 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for the Corporation to obtain the required financing for the Project. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the joint venture or increase the joint venture's borrowing costs or otherwise subject the joint venture to more onerous financing terms. There is no assurance that the joint venture will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue development and construction of the Project.

The Corporation may need to seek additional financing to fund corporate overhead

Under the Subscription Agreement, the Corporation has agreed to place 85% of all subscription proceeds in escrow to fund future capital calls at the joint venture level and to serve as security for its warranty and indemnity obligations under the JV Transaction Agreements, leaving approximately 15% or initially

$22.7 million (prior to receipt of deferred payments under the Subscription Agreement), freely available to the Corporation to fund ongoing corporate expenses and to repay between $3.0 and $5.7 million of the borrowings under the Loan Facility Agreement. The Corporation expects that this amount will be sufficient to fund its ongoing corporate expenses for over three years. If, however, some or all of the deferred payments under the Subscription Agreement are not made by the Subscribers or if the Corporation has underestimated its ongoing corporate expenses, it will be necessary for the Corporation to seek alternative sources of financing for this purpose. The Corporation is subject to restrictions on its ability to raise additional debt and equity financing under the Loan Facility Agreement, the DUBAL Subscription Agreement and the IDBIF Subscription Agreement. For a description of the restrictions imposed by the Loan Facility Agreement, see "Financing Activities – Loan Facility Agreement" above.

The DUBAL Subscription Agreement prohibits the Corporation from issuing equity securities to any person if the effect of such issuance would be that such person would own more than 25% of the total number of the outstanding Shares or from issuing equity securities at a price of $2.00 or less except pursuant to a public offering of Shares. In addition, at any time when DUBAL owns at least 10% of the issued and outstanding Shares of the Corporation, the Corporation may not issue any securities unless it offers DUBAL the opportunity to subscribe for that number of such securities representing 25% of the securities proposed to be issued.

Under the IBDIF Subscription Agreement, as long as IDBIF holds more than 5% of the Corporation's issued and outstanding Shares, the Corporation may not issue any Shares at a price per Share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of Options granted in the ordinary course and consistent with past practices; or (iv) a public offering of Shares by way of prospectus.

Current political unrest in Guinea may affect the development of the Project

On January 10, 2007, a general strike occurred in Guinea protesting the high cost of living and the alleged corruption of President Conté. The strike was called off on January 28, 2007 after union leaders were assured that certain demands would be met, one of which was the appointment of a new prime minister. After the appointment of Eugène Camara as prime minister on February 9, 2007, the strike resumed as Mr. Camara is perceived as a close ally of President Conté. On February 12, 2007, President Conté decreed a martial law that gave the military sweeping powers to restore order in the country and imposed a 20-hour-a-day curfew on all Guineans. On February 27, 2007, union leaders agreed to call off strikes when President Conté agreed to replace Eugène Camara with Lansana Kouyaté, an experienced international diplomat. Mining and shipment of bauxite were interrupted for a few days during the strikes which affected world market prices of aluminium. These conditions may affect the timing of the development of the Project and may affect the ability of the joint venture to raise the required approximately $2 billion in debt financing from lenders.

An investment in Guinea is subject to political, economic and other risks

Any investment in Guinea is subject to a variety of other possible political and commercial risks inherent in developing countries, including, among others, labour disputes, invalidation of governmental orders and permits, government and business corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), terrorist actions, arbitrary changes in laws or policies, the failure of foreign parties to honour contractual relations, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Corporation of its legal rights to develop and operate the Project may not be recognized by the government of Guinea or by its court system. Guinea's status as a developing country also may make it more difficult for the Corporation to obtain the required financing for its Project. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact the Corporation's performance. The Corporation has not insured its investment in the Project against such political risks.

The Corporation's interest in the Project, its only asset, is located solely in Guinea. The economy and political system of Guinea are less predictable than those in most developed countries. While Guinea's political situation has not experienced the same disruptions as some of its neighbouring countries, there is no guarantee that Guinea will be stable in the future. President Conté has experienced serious and on-going health issues. If the President were to die while in office, the transition to a new government could result in significant political and economic instability within Guinea. In addition, it is possible that the current, or a future, government may adopt substantially different policies, take arbitrary action which might halt development or production, nationalize private assets, cancel, change or renegotiate existing contracts, revoke or limit mining and exploration rights and/or change tax policies. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Although the Corporation mandates strict compliance with applicable laws, including laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies have been or will be adhered to by its employees. Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including by the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities the Corporation, its contractors or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Interpretation and application of the laws and regulations of Guinea can be uncertain and could adversely affect the Corporation

Guinea has a less developed legal system than more established economies which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) the relative inexperience of the judiciary and courts in such matters. Enforcement of laws may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that contracts, permits, licences, licence applications or other legal arrangements would not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

The economic viability of the Project has not been determined

Economic viability of the Project will depend on many factors including the capital cost to develop the mine and build the refinery and related infrastructure, the cost of bauxite, coal, heavy fuel oil, caustic soda, lime, limestone and the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time has been finally determined. Accordingly, until final capital and operating cost estimates are available, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately three years, significant changes in the aluminium market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

Construction of the Project has been affected by costs overruns, delays, labour shortages, labour unrest and other construction risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily annually over the past five years. The Project will experience four rainy seasons during the planned construction phase which may result in delay in completion. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

Guinea continues to experience general labour strikes and social unrest. Any prolonged general strike may result in construction delays.

There is no assurance that the Corporation will be able to hire or retain the significant number of experienced technical staff to manage the development and construction of the Project and its subsequent operation. There can be no assurance that the Corporation will successfully build the alumina refinery within budget, on schedule, or at all.

The Corporation must bear the cost of resettlement and payment of compensation to affected populations

The Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected persons and on the outcome of negotiations with those persons and cannot be predicted with certainty. Such costs could be material. In addition, a refusal by affected persons to comply with the relocation program may result in delays to the Project and adverse publicity to the Corporation which could damage its ability to conduct business and adversely affect the financial condition of the Corporation.

The Corporation will be dependent on a single mining property

The Corporation's bauxite will be sourced entirely from mines within the Mining Concession area granted by the Government of Guinea. Any adverse development affecting the mines on this property would have a material adverse effect on the amount of bauxite produced by the Corporation, which would materially adversely affect the operation of the refinery and hence the Corporation's financial performance and results of operations. The Corporation's right to explore for and mine bauxite and produce and sell alumina from the Mining Concession area is based on the Basic Agreement. Should the Corporation's rights under the Basic Agreement, or the agreement itself, not be honoured or be unenforceable for any reason, or if any material term of the Basic Agreement is arbitrarily or unilaterally changed by the Government of Guinea, including the boundaries of the Mining Concession area itself, or the Corporation's ability to explore and produce bauxite from the Mining Concession, the Corporation's ability to produce bauxite from the Mining Concession area would be materially adversely affected, and this would have a material and adverse effect on the Corporation's financial performance and results of operations.

The Corporation may forfeit the Mining Concession in certain circumstances

If the Corporation does not realize the refinery by January 2012, the Mining Concession will revert to the Government of Guinea. The Mining Concession will also revert to the Government of Guinea upon the bankruptcy, cessation of business or liquidation of Global Alumina or the transfer by Global Alumina to a third party of the mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. Beginning with the second 25 year Mining Concession term, if the Corporation fails to deliver a Maintenance Plan to the Government of Guinea within six months of the expiry of such term or each subsequent term, or if the Corporation fails to confirm that the previously delivered Maintenance Plan has been implemented, the Corporation would not be entitled to the automatic renewal of the Mining Concession. If the Corporation experiences obstacles to the completion of its financing requirements which cannot be overcome, the Corporation has an obligation to meet with the Government of Guinea in order to assess the consequences of the situation, which consequences may include loss of the Mining Concession. Under the Mining Code, mining rights are revocable in accordance with a procedure – which includes a right to appeal – in the event the title-holder breaches the provisions of the Mining Code that are applicable to it, fails to pay taxes or fails to meet defined development expenditures agreed to by the Government of Guinea and the title-holder.

Volatility of aluminium and alumina prices could have a material adverse effect on the Corporation's business, financial conditions and results of operations

Aluminium and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminium and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect the Corporation's business, financial condition and results of operations.

In addition, the various stages of aluminium processing, from bauxite mining to alumina refining and aluminium smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. The Corporation expects that all of its entitlement to alumina production from the Project will be committed under long-term contractual arrangements. The purchase price of the alumina under these contracts is set as a percentage of the price of aluminium on the London Metal Exchange. Therefore, these contracts do not insulate the Corporation from fluctuations in aluminium prices and the profitability of the Corporation's operations will be dependent on the fluctuating market price of aluminium. If aluminium prices decline for a substantial period, resulting in the purchase price under one or more long-term contracts becoming less than the cost of production at the proposed refinery, it may not be economically feasible to continue production of bauxite from the Mining Concession or alumina from the refinery. This would have a material adverse effect on the Corporation's business, results of operations and financial condition.

The nature of the Corporation's operations will result in exposure to fluctuations in commodity prices. The Corporation may decide in the future to use financial instruments and physical delivery contracts to hedge its exposure to these risks. If the Corporation engages in hedging, it will be exposed to credit related losses in the event of non-performance by counterparties to the financial instruments. Additionally, if product prices increase above those levels specified in any future hedging agreements, the Corporation could lose the cost of floors or ceilings or a fixed price could limit the Corporation from receiving the full benefit of commodity price increases. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of alumina to fulfill its obligations.

The Corporation's operations will be subject to risks, including the construction and operations of transportation infrastructure improvements and utilities and access to skilled labour

Infrastructure in the vicinity of the Corporation's proposed operations, in particular port and bridge facilities, is currently inadequate to meet the Project's requirements. The Corporation's ability to operate the proposed alumina refinery on a profitable basis may be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 90 megawatts of electricity and 700 tonnes per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. The Corporation's ability to operate the refinery on a profitable basis would be adversely affected if the railway, port or other transportation infrastructure is not brought up to and maintained at the Corporation's standards or if they are temporarily disabled. The terms under which the Corporation will have access to the infrastructure and port installations will be contained in the Infrastructure Agreement and Port Agreement, respectively. These agreements have not yet been negotiated. There is no guarantee that these agreements will be successfully negotiated or executed or that the other parties thereto will fulfil their obligations thereunder. In addition, the Corporation will be dependent on CBG for rail traffic coordination on the rail line to be used for transportation of materials and alumina. While CBG is required under their concession from the Government of Guinea to give third parties access to the rail line, there can be no assurance that CBG will comply with this obligation. CBG is a joint venture between the Government of Guinea and Halco. Halco is controlled by Alcan Inc. and Alcoa World Aluminium LLC, two of the Corporation's competitors. See " – The Corporation operates in a highly competitive industry" below.

The development and the operation of the Project will depend on the importation and use of skilled labour. If the cost of acquiring, importing or maintaining a skilled labour force increases significantly, it may have a material adverse effect on the development and operation of the Project.

Mining operations are inherently risky

The Corporation's operations are subject to operational risks and hazards inherent in the mining industry, including but not limited to, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel; labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies and adverse weather conditions. Should any of these risks and hazards affect the Corporation's mining operations or its exploration activities, it may cause, among other things, the cost of production to increase to a point where it would no longer be economic to produce bauxite from the Corporation's mineral reserves or delays or a complete stoppage in the production of bauxite, all of which would have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation's business is subject to risks that may not be covered by insurance

The exploration for and the production of bauxite and the refining, storage, transportation and marketing of alumina involve many risks. These risks include equipment failures and other accidents, weather conditions, natural disasters and changes to the political environment in Guinea, any of which could result in personal injury or damage or destruction to the mine, equipment, the refinery and the environment as well as the interruption of operations. The impact of these risks upon the Corporation is increased because it is dependent on a single mining property

The Corporation is insured against some, but not all, potential risks appropriate to its stage of development; however there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. As the Project continues to develop toward operation of the mine and proposed refinery, the Corporation will have to acquire additional insurance coverage. There can be no assurance that the Corporation will be able to acquire adequate insurance coverage for the future increases in construction and operational activities associated with the Project. The Corporation may also become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The Corporation may also become subject to liabilities which exceed policy limits. In such circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect upon its performance, results of operations and economic viability.

Volatility of prices of raw materials required for the refinery could have a material adverse effect the Corporation's business, financial condition and results of operations

The Corporation's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including coal, heavy fuel oil, petroleum coke, caustic soda, lime, lime stone, flocculants and bauxite. The Corporation may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

The Corporation operates in a highly competitive industry

The Corporation's business is intensely competitive and it competes with companies that have greater resources and experience. The global aluminium and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc. and Alcoa Inc. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminium. They all have far greater resources than the Corporation and accordingly are potentially formidable competitors. In addition, the Corporation may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, the Corporation will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminium smelters.

Mineral resources and reserves data are estimates only and actual production may differ materially from such estimates

The mineral resources and reserves included in this Annual Information Form are estimates only and no assurance can be given that inferred, indicated or measured resources will be moved to higher confidence levels or that any additional proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Material changes in mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of the Project. Estimated reserves may need to be recalculated based on actual production experience. The estimates of resources and reserves referenced in this Annual Information Form are taken from the Technical Report. These estimates are based on the assumptions and methods, and are subject to the limitations and qualifications, described in the Technical Report. Readers are encouraged to review the Technical Report in its entirety under Global Alumina's profile at www.sedar.com.

Failure to obtain government permits would adversely affect the Corporation's business

The ability of the Corporation to implement and operate the Project is dependent on obtaining several licenses and permits from various Guinean governmental authorities. None of the permits required for the mine and refinery areas has been issued. There can be no assurance that the Corporation will be able to obtain on a timely basis and on reasonable conditions and maintain, at all times, all necessary licenses and permits required to continue its proposed exploration and development of the Mining Concession area, operate mining facilities thereon or commence production of alumina from the proposed refinery.

The Corporation could face significant liabilities and compliance costs under environmental regulations

The Corporation's operations will be subject to environmental regulations promulgated by the Ministry of Mines, Ministry of Environment and other Guinean government agencies as existed on the date of the Basic Agreement and will comply with World Bank Standards. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Corporation's business. In addition, if such standards become more stringent or if current standards are enforced in a more rigorous manner, the Corporation may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

The Corporation could face significant liabilities under other government regulations

The Corporation's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety. See "Bauxite Mining – Property Location and Ownership" above.

The loss of any of the Corporation's key officers and employees could have an adverse impact on its business

The Corporation's success is highly dependent on its founders, management team and key employees. The loss of the services of the Corporation's senior management or other key employees could make it more difficult to successfully operate the Corporation's business and pursue its business goals. The Corporation does not maintain key man life insurance on any of its employees.

The Corporation is exposed to currency risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of the Corporation's operations. The Corporation reports its financial results in U.S. dollars and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in

U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Corporation.

The Corporation's common shares lack liquidity

Global Alumina's Shares are thinly traded on the TSX in Canada, and the limited trading volume of the Shares will limit their liquidity.

Global Alumina is likely a Passive Foreign Investment Company for U.S. tax purposes

Global Alumina likely will be a "passive foreign investment company" ("PFIC") for United States federal income tax purposes, meaning that, absent a "qualified electing fund" ("QEF") election, (i) generally any gain derived from the disposition of Shares (including a gift or exchange in a corporate reorganization), as well as any "excess distribution" that is received from Global Alumina (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years or a shareholder's holding period for the stock), would be treated as ordinary income that was earned ratably over each day in such shareholder's holding period for the Shares, (ii) the portion of such gain or distribution that is allocable to prior taxable years would be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the Purchaser, and (iii) an interest charge would be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years. If a shareholder makes a timely QEF election, the shareholder will be required to annually include in gross income (for any year that Global Alumina is treated as PFIC) (i) as ordinary income, a pro rata share of Global Alumina's ordinary earnings (as determined in accordance with United States federal income tax principles), if any, and (ii) as long-term capital gain, a pro rata share of Global Alumina's net capital gain (as determined in accordance with United States federal income tax principles), if any, in either case whether or not distributed by Global Alumina. The foregoing is not legal advice nor a complete discussion of consequences of owning shares of a PFIC and shareholders should consult their own tax advisors regarding such consequences.

SHARE CAPITAL

Common Shares

Global Alumina has authorized an unlimited number of Shares. As of March 29, 2007, 203,752,544 Shares are issued and outstanding.

Warrants

The following table sets out the Warrants issued and outstanding as of March 29, 2007 and the expiry date and exercise price of such Warrants.

Number of Shares Exercisable	Expiry Date	Exercise Price
2,790,850	February 3, 2008	$1.00

Options

On May 27, 2004, Global Alumina adopted a stock option plan (the "SOP") which provides employees, directors, officers and consultants of Global Alumina with the opportunity to acquire Shares through the exercise of Options. Ten million Shares have been reserved for issuance under the SOP. Options granted under the SOP are limited to a term of ten years. An aggregate of 1,035,000 Options were granted during 2004 pursuant to the terms of the SOP and an aggregate of 1,310,500 Options were granted during 2005.

On March 7, 2006, a total of 45,000 Options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. On December 11, 2006, a total of 1,975,000 Options were granted with an exercise price of $1.00, a vesting period over three years and a maximum term of five years.

5,634,000 Options remain available for issuance under the SOP.

On March 16, 2007 the SOP was amended to provide that where a subsidiary of the Corporations ceases to be a subsidiary, employees of such subsidiary continue to be entitled to retain Options earned to that point.

On June 6, 2006, the Toronto Stock Exchange published a Staff Notice regarding amending procedures for security based compensation arrangements advising that security based compensation plans will be required to contain detailed provisions specifying amendments requiring shareholder approval and those that can be made without shareholder approval. On March 16, 2007 the Board of Directors approved proposed amendments to the SOP to specify the following amendments that cannot be made by the Board of Directors without shareholder approval:

(a) an increase in the maximum number of Shares reserved for issuance under the SOP;

(b) a reduction in the exercise price for Options held by insiders of the Corporation;

(c) an extension to the term of Options held by insiders of the Corporation; and

(d) an increase in any limit on grants of Options to insiders set out in the SOP.

The Board of Directors also approved proposed amendments to the SOP (i) providing that any exercises of Options (including previous exercises) would make new grants available resulting in the "reloading" of the SOP and (ii) in the case that the expiry date of a vested Option issued under the SOP falls in, or within ten trading days immediately following, a trading black-out period imposed by the Corporation, the expiry date of such a vested Option would extend to the last day of the ten-day period.

The proposed amendments will be placed before the shareholders at the annual and special meeting on April 25, 2007 for approval by the affirmative vote of a majority of the votes cast in respect thereof other than by insiders of the Corporation, in person or by proxy, by shareholders at the meeting.

DIVIDENDS

Global Alumina has not paid any dividends on its Shares to date and does not anticipate that dividends will be paid on the Shares until after the refinery commences production of alumina.

MARKET FOR SECURITIES

The Shares are listed for trading on the TSX under the trading symbol "GLA.U".

Common Stock Price per share Volumes Traded (in United States dollars)					
	Open	High	Low	Close	Volume
March 2007 (to March 29)	1.20	1.45	0.99	1.30	5,858,814
February 2007	1.10	1.28	0.98	1.15	5,029,521
January 2007	1.10	1.25	0.94	1.05	2,498,505
December 2006	1.03	1.18	0.83	1.17	6,804,606
November 2006	1.30	1.52	0.96	1.05	2,915,083
October 2006	1.42	1.44	1.09	1.32	3,508,111
September 2006	1.46	1.72	1.20	1.40	1,861,995
August 2006	1.40	1.57	1.38	1.46	1,739,504
July 2006	1.34	1.50	1.34	1.45	3,811,193
June 2006	1.52	1.56	1.15	1.40	6,014,080
May 2006	1.73	1.75	1.30	1.55	3,476,296
April 2006	1.57	1.82	1.46	1.73	11,848,088
March 2006	1.70	1.86	1.37	1.55	11,374,416
Feb. 2006	1.87	2.06	1.70	1.71	20,861,574
Jan. 2006	1.70	1.92	1.61	1.87	18,602,116
Dec. 2005	1.66	1.89	1.65	1.71	7,308,356
Nov. 2005	1.54	1.75	1.51	1.66	3,533,027
Oct. 2005	1.43	1.79	1.24	1.65	3,378,837
Sept. 2005	1.70	1.80	1.25	1.42	4,212,845
Aug. 2005	1.50	1.75	1.35	1.70	8,505,613
July 2005	1.25	1.50	1.21	1.47	2,729,976
June17–30, 2005 GLA.U	1.25	1.30	1.15	1.25	1,808,464
June 1-16, 2005 GPC.U	1.39	1.40	1.01	1.22	2,964,652
May 2005	1.55	1.70	1.34	1.35	5,454,471
April 2005	2.00	2.09	1.33	1.55	1,747,873
March 2005	2.31	2.75	1.60	2.00	3,546,332
Feb. 16 – 28 /05 TSX	2.15	2.40	1.94	2.25	3,298,403
Feb. 1 – 15 /05 TSXV	1.92	1.95	1.86	1.94	521,610
Jan. 2005	1.84	1.95	1.65	1.90	1,556,994

The Shares traded on the TSXV from June 15, 2004 to February 15, 2005. On February 16, 2005, the Shares began trading on the TSX under the symbol "GPC.U". On June 17, 2005, Global Alumina's TSX listing symbol changed to "GLA.U".

DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence, offices or positions with Global Alumina and principal occupations of the current directors and officers of Global Alumina during the past five years. The term of each director of Global Alumina expires as of the next annual general meeting of Global Alumina, to be held on April 25, 2007.

Name and Address of Director or Officer	Position Presently Held	Principal Occupation	Number of Securities	
			Common Shares	Options
Michael J. Cella Wilton, Connecticut	Director, Senior Vice President, Chief Financial Officer and Secretary since May 2004	Director, Senior Vice President, Chief Financial Officer and Secretary of Global Alumina, 2004 to present; Senior Vice President, Herakles Capital Corporation, 2001 to 2005; Senior Vice President, Finance of GAPCO, 2001 to 2004; Senior Vice President, Sithe Energies, Inc., 1997 to 2001.	740,000[(1)]	550,000
Bernard Cousineau [(2)] Westmount, Quebec	Director, President and Chief Operating Officer since May 2004	Director, President and Chief Operating Officer of Global Alumina, 2004 to present; Director and Vice President, Aluminpro Aluminium Industry Professionals Inc., 2000 to present.	50,000	225,000
Francis J. Donohue Saddle River, New Jersey	Senior Vice President, Construction since May 2004	Senior Vice President, Construction of Global Alumina, 2004 to present; Senior Vice President, Engineering and Construction, Sithe Global Power, LLC, 2004 to present; Senior Vice President, Construction, GAPCO, 2000 to 2004.	1,000,000[(3)]	150,000
Ahmed M. Fikree [(4)] Dubai, UAE	Director since November 2005	Director, Corporate Development and Commercial Operations, DUBAL, 2005 to present; General Manager, Marketing and Sales, DUBAL, 2001 to 2005.	0	25,000
Alan J. Gayer [(5)] Toronto, Ontario	Director since May 2004	Independent management consultant and private equity investor, 2005 to present; Chief Executive Officer, Toronto Hospital for Sick Children, 2002 to 2004; Director, National Strategy Consulting Group, Arthur Andersen, 1998 to 2001.	1,280,000	45,000
Karim L. Karjian [(6)] London, United Kingdom	Director since May 2004	Chairman and Managing Director of BusinessCom Europe Ltd., 1991 to present; Director and Chief Executive Officer of Karalco Resources Ltd., an international development and consulting company, 1997 to present.	4,400,000[(7)]	225,000

Name and Address of Director or Officer	Position Presently Held	Principal Occupation	Number of Securities	
			Common Shares	Options
Anthony McCabe Crecora, County Limerick, Ireland	Senior Vice President and Project Director, Refinery since September 2004	Senior Vice President and Project Director, Refinery of Global Alumina, 2004 to present; Project Director, BHP Billiton, 1998 - 2004	0	325,000
Graham Morrey Chislehurst, Kent United Kingdom	Executive Vice President, Chief Development Officer since July, 2006	Executive Vice President, Chief Development Officer of Global Alumina since July, 2006; Senior Vice President, Strategic Planning of Global Alumina, 2004 to July 2006; Managing Director, Europe, Hatch Associates Ltd., 2001 to 2004; Managing Director, Europe, Kaiser Engineers Ltd., 1986-2001.	0	325,000
Ian Porteous [(8)] Westmount, Québec	Senior Technology Officer since July 2004	Senior Technology Officer of Global Alumina, 2004 to present; President, Aluminpro Aluminium Industry Professionals Inc., 2000 to present.	50,000	112,500
David Suratgar [(9)] London, United Kingdom	Director since March 2005	Independent financial and legal advisor, 1998 to present; Chairman, Fortune Funds Ltd., 2003 to present; Chairman of the Advisory Board of Taylor-DeJongh Inc., 2003 to present; Member of the Advisory Board, Pictet et Cie SA Water Fund, 2003 to present; Member of the Board of BMCE Bank, 1998 to present.	0	45,000
Bruce J. Wrobel Brooklyn, New York	Chairman and Chief Executive Officer since May 2004	Chairman and Chief Executive Officer of Global Alumina, 2004 to present; Chief Executive Officer of Sithe Global Power, LLC, 2004 to present; President and Chief Executive Officer of Sithe Energies, Inc., 2003 to 2004;Chairman and Chief Executive Officer of GAPCO, 1999 to 2004.	15,347,000[(10)]	225,000

Notes:

(1) Mr. Cella directly owns 15,000 Shares registered in his name. Mr. Cella indirectly owns 725,000 Shares, all of which are held in the name of WCF Holdings LLC, a corporation wholly-owned by Mr. Cella.

(2) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 19, 2004, Global Alumina acquired all of the outstanding share capital of Aluminpro. Mr. Cousineau was paid an aggregate of $50,000 and 50,000 units of Global Alumina in payment for the sale of his interest in Aluminpro to Global Alumina. Each unit was composed of one Share and one-half of a Warrant. Each full Warrant entitles the holder to one Share at an exercise price of $1.50. The Warrants expired unexercised on July 19, 2006.

(3) Mr. Donohue directly owns 200,000 Shares registered in his name. Mr. Donohue indirectly owns 800,000 Shares, all of which are held in the name of Power Professionals, Ltd., a corporation wholly-owned by Mr. Donohue.

(4) Member of the Audit Committee. On August 10, 2005, the Corporation entered into the DUBAL Subscription Agreement. Pursuant to the terms of the DUBAL Subscription Agreement, the Corporation is obligated to nominate one director at the request of DUBAL. Mr. Fikree is DUBAL's nominee in this respect.

(5) Chairman of the Audit Committee and member of the Compensation and Nominating and Corporate Governance Committees.

(6) Chairman of the Nominating and Corporate Governance Committee.

(7) Mr. Karjian indirectly controls 4,400,000 Shares, 1,200,000 of which are held in the name of Karalco Resources Ltd., 1,600,000 of which are held in the name of Urquin Finance Ltd. and 1,600,000 of which are held in the name of Zefan Ltd. Each of Karalco, Urquin Finance Ltd. and Zefan Ltd. are controlled by Mr. Karjian.

(8) Prior to the completion of the Arrangement, Mr. Porteous was a self-employed management consultant working with Aluminpro. On July 19, 2004, Global Alumina acquired all of the outstanding share capital of Aluminpro. Mr. Porteous was paid an aggregate of $50,000 and 50,000 units of Global Alumina in payment for the sale of his interest in Aluminpro to Global Alumina. Each unit was composed of one Share and one-half of a Warrant. Each full Warrant entitled the holder to one Share at an exercise price of $1.50. The Warrants expired unexercised on July 19, 2006.

(9) Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees.

(10) Mr. Wrobel directly owns 2,527,000 Shares registered in his name. Mr. Wrobel indirectly owns 12,820,000 Shares, all of which are held in the name of Herakles Capital Corp., a corporation wholly-owned by Mr. Wrobel.

As a group, the directors and executive officers listed own, directly or indirectly, or exercise control or direction over, 22,867,000 Shares, representing 11.22% of the total issued and outstanding Shares as of the date hereof. In addition, Global Alumina's directors and executive officers, as a group, hold Options for the purchase of an aggregate of 2,252,500 Shares. See "Share Capital – Options" above.

Contractual Relationships with Directors and Executive Officers

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project. The Corporation and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Corporation has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Corporation had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on the achievement of Project related milestones. One of these milestones, the signing of the DUBAL Subscription Agreement, occurred in 2005 and the other, the ratification of the Mining Concession, occurred in 2006. The incentive fees in respect of these milestones were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer and the incentive based compensation for the year ended December 31, 2006 amounted to $970,000 (2005 - $970,000). During the fourth quarter of 2005, the Corporation determined that an additional amount of $300,000 was payable with respect out-of-pocket and related administrative expenses incurred by Karalco in connection with the services provided to the Corporation. Beginning February 1, 2006, Karalco is reimbursed an amount for office expenses. The cost of such office expenses for 2006 totalled approximately $26,000 (2005 – $nil).

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the year ended December 31, 2006 were approximately $55,000.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Corporation has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Corporation had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement. The total cost attributable to the Herakles Agreement for the year ended December 31, 2006 amounted to approximately $208,000 (2005 – $1,181,000).

On October 27, 2006, the Corporation received the Herakles Loan from Herakles. See "Recent Developments – Herakles Loan".

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Corporation. Sithe Global is reimbursed at cost. The total cost for the year ended December 31, 2006 amounted to approximately $407,000 (2005 – $218,000). In addition, the President of Sithe Global provides consulting services to the Corporation at a rate of $15,000 per month. The total cost for the year ended December 31, 2006 amounted to $180,000 (2005 – $150,000).

In prior years, Global Alumina reimbursed Herakles for occupancy expenses. Occupancy expense for the year ended December 31, 2005 was approximately $215,000. This arrangement terminated when Global Alumina moved in December, 2005 to new offices, which are shared with Sithe Global Power, LLC ("Sithe Global"). Sithe Global reimburses Global Alumina for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to Global Alumina amounted to approximately $628,000 and $96,000 for the years ended December 31, 2006 and 2005, respectively.

Each of Mr. Cousineau and Mr. Porteous are parties to an Aluminpro Consulting Agreement.

Under Mr. Cousineau's Aluminpro Consulting Agreement, he has agreed, among other things, to serve as President of Global Alumina and Vice President of Aluminpro for a monthly retainer of $16,940. During 2006 and 2005, Global Alumina paid Mr. Cousineau $203,280 and $203,280, respectively, in connection with his Aluminpro Consulting Agreement.

Under Mr. Porteous's Aluminpro Consulting Agreement (entered into through Porteous & Powell Consultants Inc., a corporation owned 50% by Mr. Porteous), he has agreed, among other things, to act as Senior Technology Officer of Global Alumina and President of Aluminpro for a monthly retainer of $12,100. Services performed by Mr. Porteous beyond those provided for under the agreement are payable at a rate of $1,100 per day. During 2006 and 2005, Global Alumina paid Mr. Porteous $145,200 and $145,200, respectively, in connection with his Aluminpro Consulting Agreement.

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL and Dr. Abdulrahman Al-Awar is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement. See "Material Contracts – The DUBAL Subscription Agreement" below and "General Development of the Business – Off-take Agreements - The DUBAL Off-take Agreement" above. DUBAL and the Corporation are also parties to each of the Loan Facility Agreement and the Framework Agreement.

To the extent the foregoing contractual relationships or any other relationships give rise to a conflict of interest between the relevant director or executive officer, the conflicts will be dealt with in accordance with the relevant provisions of the NBBCA.

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to the EIIC Subscription Agreement.

LEGAL PROCEEDINGS

On February 23, 2007, a complaint (the "Complaint") was filed against the Corporation, among others, alleging breach of contract and unjust enrichment. GAPCO, the Corporation's predecessor, contracted with the plaintiff to assist it in raising capital. The plaintiff arranged for IBK investment banking firm in Toronto to coordinate a private placement of units ("Units") of GAPCO, consisting of one GAPCO common share and one-half of a warrant (a "Warrant") to purchase a GAPCO common share for $1.50. Each Unit was sold for $1.00. GAPCO and the plaintiff entered into a written finders fee agreement (the "Finders Fee Agreement") on July 23, 2003 which provided that the plaintiff would receive 1.5% of the cash raised by the IBK private placement.

The Units were placed in January 2004, raising $50 million for GAPCO. GAPCO paid the plaintiff the finders fee of $750,000. The plaintiff alleges that the Finders Fee Agreement entitles him to an additional fee of $562,500 in respect of the proceeds raised on the exercise of the Warrants from time to time prior to their expiry date.

The Corporation's position is that no additional finders fee is payable under the Finders Fee Agreement, as industry practice dictates that commission is only payable in respect of the consideration paid for the securities purchased and not for additional securities that may be issued upon the exercise or conversion of such securities. As the commission was paid on the proceeds raised on the sale of the Units, the Corporation asserts that it has no further obligations to the plaintiff under the Finders Fee Agreement.

The Corporation has moved to dismiss the Complaint. In the event that the Complaint is not dismissed, the Corporation intends to vigorously defend against the allegations contained therein.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect:

- The Basic Agreement, as amended (see "General Development of the Business – The Basic Agreement" above)
- DUBAL Subscription Agreement (see " – The DUBAL Subscription Agreement" below)
- Loan Facility Agreement, as amended (see "General Development of the Business – Financing Activities – Loan Facility Agreement" above)
- Tripartite Agreement (see "General Development of the Business – Bauxite Mining Concession Rights" above)

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into the DUBAL Subscription Agreement and issued to DUBAL 10,000,000 Shares at $2.00 per share, on September 30, 2005.

DUBAL also has the Additional Subscription right. The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable. Based on a $1 billion equity requirement, the Additional Subscription price would be $255 million.

In consideration for its initial subscription and Additional Subscription, DUBAL will also be entitled to receive a number of Shares such that its shareholding in the Corporation would equal 25% of the Shares issued by the Corporation. DUBAL's entitlement to receive Shares upon conversion of convertible debt held by third parties, if any, arises upon the completion of the Additional Subscription but the delivery of such Shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such Shares is known. In addition, after the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding Shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of Shares (or securities that may be converted into or exchanged for Shares) by the Corporation at the same price at which the securities are offered to others.

The DUBAL Subscription Agreement restricts the Corporation's ability to raise equity financing by placing the following restrictions on issuances of equity securities by the Corporation: (i) the Corporation may not, prior to the final closing date, issue equity securities to any person if the effect of such issuance would be that such person would own more than 25% of the total number of Shares immediately following the final closing date; (ii) the Corporation may not, prior to the final closing date, issue equity securities at a price of $2.00 or less, unless the issuance is pursuant to a public offering of Shares; and (iii) the Corporation may not, at any time following the final closing date (provided that DUBAL owns at least 10% of the issued and outstanding Shares of the Corporation), issue any securities unless it offers DUBAL the opportunity to subscribe for that number of such securities representing 25% of the securities proposed to be issued.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription, for so long as DUBAL holds not less than 19.9% of the issued and outstanding Shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina, and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding Shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. In anticipation of this right becoming effective, Dr. Abdulrahman Al-Awar was put forward as a nominee of DUBAL and was elected to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders held on May 8, 2006.

The Corporation and DUBAL will enter into an agreement to amend the DUBAL Subscription Agreement to provide that it will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by a specified future date, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Shares is Computershare Trust Company of Canada, at its principal office in Toronto.

AUDIT COMMITTEE AND AUDITORS

Audit Committee Charter

The text of the charter of the audit committee (the "Audit Committee") of the Board of Directors is attached hereto as Exhibit A.

Composition of the Audit Committee

The Audit Committee is composed of three independent directors. Mr. Gayer is the chairman of the Audit Committee and Mr. Suratgar and Mr. Fikree are the remaining members of the Audit Committee. Each member of the Audit Committee is financially literate (as defined under MI 52-110).

Relevant Education and Experience

Alan J. Gayer – Mr. Gayer has 31 years of management experience, including 17 years at McKinsey & Company advising Fortune 500 clients (including one of the world's largest chemical companies), three years as a Director in the national strategy consulting practice of a U.S. public accounting firm, eight years as Chief Executive Officer of a U.S. health care system and, most recently, two years as Chief Executive Officer of Toronto's Hospital for Sick Children. Mr. Gayer holds a M.Phil (Economics) from Yale University, a B.Phil (Economics) from Oxford University and a BA (Social Studies) from Wesleyan University.

David Suratgar – Mr. Suratgar is an independent financial and legal advisor. Mr. Suratgar was also the Deputy Chairman of Morgan Grenfell and Deutsche Morgan Grenfell, a position he held from 1992 to 1998. Mr. Suratgar has had extensive experience with development stage resource companies. Mr.

Suratgar graduated from Oxford University with a MA (Jurisprudence) in 1959 and from Columbia University with a MIA (International Law and Economics) in 1961.

Ahmed Fikree – Mr. Fikree is Director, Corporate Development and Commercial Operations for DUBAL and has held various positions with DUBAL since 1989. DUBAL is one of the largest single site aluminium smelters in the western world. In his current position with DUBAL, Mr. Fikree has responsibility for marketing and sales, casting operations, DUBAL's supply and logistics division and the corporate development and strategic projects for all DUBAL external projects, including bauxite and alumina projects. Mr. Fikree received a BA (English Literature) from UAE University in 1984.

Pre-Approval Policies and Oversight

On March 9, 2007, the Audit Committee passed a resolution in connection with the pre-approval of all audit and non-audit services provided by the independent auditors of Global Alumina. Under the resolution, the Audit Committee authorized the Chair of the Audit Committee to pre-approve any audit and non-audit services provided by the independent auditors of Global Alumina. To the extent that the Chair pre-approves any such services, the Chair must inform the Audit Committee of such pre-approvals at the next meeting of the Audit Committee following the pre-approval and must provide appropriate details concerning the services provided or to be provided by the independent auditors.

Auditor Service Fees

The current auditors of the Corporation are PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto Dominion Centre, 77 King Street West, Toronto, Ontario M5K 1G8. PwC have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Audit Fees

The aggregate fees billed by PwC in 2006 and 2005 were $154,931 and $95,000, respectively.

Audit-Related Fees

The aggregate fees billed by PwC in 2006 and 2005 for assurance and related services that were reasonably related to the performance of the audit of the Corporation's financial statements (and are not reported under "Audit Fees" above) were $nil for both years.

Tax Fees

The aggregate fees billed by PwC in 2006 and 2005 for professional services in connection with tax compliance, tax advice and tax planning were $201,060 and $103,740, respectively.

The services provided included preparation of annual income tax returns and other compliance matters and tax advice issues.

All Other Fees

There were no other fees billed by PwC in 2006 and 2005 for products and services other than those disclosed above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

INTERESTS OF EXPERTS

Butty Herinckx & Partners (Dominique L. Butty, Geologist; Rob. F. Herinckx, Mining Engineer) prepared the Technical Report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan (Republic of Guinea)" dated February 23, 2006. Certain information contained in the Technical Report is summarized under "Bauxite Mining" above.

To the best of Global Alumina's knowledge, none of the above mentioned holds any registered or beneficial interest, directly or indirectly, in any securities or other property of Global Alumina or its associates or affiliates.

The Corporation's auditors are PwC, who have prepared an independent auditors' report dated February 24, 2006 in respect of the Corporation's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2005 and 2004. PwC has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Global Alumina will provide to any person, without charge, following a written or oral request to Michael J. Cella, 245 Park Avenue, 38th Floor, New York, NY 10167 (telephone: 212-351-0000; fax: 212-351-0001), a copy of this Annual Information Form, Global Alumina's annual report for the fiscal year ended December 31, 2005, any interim financial statements since December 31, 2005, and any other documents incorporated therein by reference. Additional information, including director's and officer's remuneration and indebtedness, principal holders of Shares and securities authorized for issuance under the SOP, is contained in Global Alumina's management proxy circular in connection with the annual and special meeting of Global Alumina's shareholders to be held on April 25, 2007, available under Global Alumina's profile at www.sedar.com. Additional information is also available under Global Alumina's profile at www.sedar.com.

EXHIBIT A

GLOBAL ALUMINA CORPORATION

AUDIT COMMITTEE CHARTER

Purpose of the Audit Committee

The purpose of the audit committee (the "Committee") of the board of directors (the "Board") of Global Alumina Corporation ("Global Alumina") is to assist the Board in its oversight of:

- the accounting and financial reporting processes of Global Alumina and audits of financial statements of Global Alumina,
- the integrity of the financial statements of Global Alumina,
- compliance with legal and regulatory requirements related to the auditing of the financial statements of Global Alumina and Global Alumina's financial reporting,
- the qualifications and independence of Global Alumina's independent auditors, and
- the performance of the independent auditors and Global Alumina's internal audit function.

The Committee is directly responsible for the appointment, retention, termination, compensation and oversight of the work of the independent auditors of Global Alumina.

Management of Global Alumina is responsible for the preparation, presentation and integrity of the financial statements and any financial information filed with securities regulatory authorities or stock exchanges or otherwise publicly disseminated and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

The independent auditors of Global Alumina are responsible for planning and carrying out an audit of the annual financial statements of Global Alumina, reviewing quarterly unaudited financial statements of Global Alumina prior to the filing of each quarterly report and conducting any other procedures approved by the Committee in accordance with applicable laws, rules, regulations and auditing standards. The independent auditors shall report directly to the Committee.

The independent auditors of Global Alumina shall submit to the Committee annually a formal written statement (the "Auditors' Statement") described under "Committee Duties and Responsibilities" below.

Committee Membership

- The Committee shall consist of three or more or independent directors of Global Alumina appointed by the Board.
- The Board shall appoint a chair of the Committee.

- Any member of the Committee may be removed by a resolution of the Board.
- Each member of the Committee shall be "financially literate", as such terms is defined in applicable securities legislation.

Committee Duties and Responsibilities

The duties and responsibilities of the of the Committee are as follows:

- with respect to the independent auditors of Global Alumina,
  - recommend to the Board the independent auditors to be nominated to provide audit services to Global Alumina as well as the compensation of the independent auditor,
  - pre-approve and monitor all audit and non-audit services and to the extent required, publicly disclose audit and non-audit fees,
  - ensure the annual delivery of the Auditors' Statement in accordance with CICA Handbook Section 5751, *Communications With Those Having Oversight Responsibility For The Financial Reporting Process.*
  - obtain annually a formal written statement of the fees billed in each of the last two fiscal years for the services rendered,
  - oversee the work of the independent auditor for Global Alumina,
  - obtain, in connection with any audit, a timely report relating to the annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any "management" letter or schedule of unadjusted differences,
  - resolve any disagreements between management and the independent auditors regarding financial reporting,
  - review and evaluate the qualifications, performance and independence of the lead audit partner,
  - discuss with management the rotation of the lead audit partner, the concurring audit partner and any other active audit engagement team partner and consider whether there should be a regular rotation of the audit firm itself,
  - take into account the opinions of management and internal audit function personnel in assessing the independent auditors' qualifications, performance and independence, and

- instruct the independent auditors that they are ultimately accountable to the Board and the Committee, as representatives of Global Alumina's shareholders;

- with respect to the internal audit function of Global Alumina,
  - review the appointment and replacement of the person with principal responsibility for the internal audit function, and
  - advise that person they are expected to provide to the Committee summaries of and significant reports to management prepared in relation to the internal audit function; and

- with respect to financial reporting principles and policies and internal audit controls and procedures of Global Alumina,
  - advise management, internal audit function personnel and the independent auditors that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices,
  - meet with management, internal audit function personnel and the independent auditors to discuss, and review before public disclosure of, among other things, the annual audited financial statements and quarterly unaudited financial statements, including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations",
  - consider any reports or communications (and management's responses) submitted to the Committee by the independent auditors required by applicable auditing standards,
  - discuss internal controls with the chief executive officer and chief financial officer of Global Alumina,
  - discuss guidelines and policies governing the process by which senior management and relevant departments assess and manage exposure to risk, and to discuss major financial risk exposures and the steps management has taken to monitor and control such exposures,
  - obtain from the independent auditors assurance that the audit was conducted in a manner consistent with applicable generally accepted auditing standards,
  - discuss with the chief legal officer or outside legal counsel, any significant legal, compliance or regulatory matters that may have a material effect on the financial statements, business, operations or compliance policies,
  - review earnings press releases of Global Alumina, if any,
  - discuss and advise management of the types of financial information and earnings guidance, if any, provided, and the types of presentations made, to analysts and rating agencies,

- establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters of Global Alumina, and for the confidential, anonymous submission by employees of Global Alumina of concerns regarding questionable accounting or auditing matters, and

- establish policies relating to the hiring by Global Alumina for partners and employees or former partners of employees of the present or former independent auditors of Global Alumina.

Resources/Delegation

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority and discretion to retain independent counsel, experts, advisors and/or consultants, as it deems necessary to carry out its duties and to set and pay compensation for any such advisors employed by the Committee. The duties and responsibilities of the Committee may be delegated to a subcommittee to the extent permissible under applicable laws and stock exchange requirements. The Committee shall have authority to inspect the books and records of Global Alumina and to discuss (independently of management of Global Alumina whenever requested) such books and records, and any matters relating to the financial position or condition of Global Alumina, with Global Alumina's independent or internal auditors.

Meetings

No business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members are present or by a resolution in writing signed by all of the members of the Committee. The Committee shall meet separately at least quarterly with management, internal audit function personnel and the independent auditors. Any actions of the Committee may also be taken by unanimous written consent, except with respect to the mandatory meetings described above.

Committee Reports

The Committee shall produce and provide to the Board:

- reports or other information required to be prepared under applicable laws and stock exchange requirements,

- an annual performance evaluation of the Committee, and a summary of the actions taken at each Committee meeting.

CONSENT TO FILING OF DISCLOSURE RELATED TO TECHNICAL REPORT

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission

I, Rob F. Herinckx, am a qualified person (as such term in defined under National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*) responsible for the preparation of the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan, Republic of Guinea" dated February 23, 2006 (the "Technical Report") prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation (the "Corporation").

I hereby consent to the public filing by the Corporation of the section of the Corporation's annual information form dated March 29, 2007 (the "AIF") entitled "Bauxite Mining", which section contains a summary of the information contained in the Technical Report.

I confirm that I have read the written disclosure under the section of the AIF entitled "Bauxite Mining" and that it fairly and accurately represents the information in the Technical Report.

Dated this 29th day of March, 2007.

Rob F. Herinckx

CONSENT TO FILING OF DISCLOSURE RELATED TO TECHNICAL REPORT

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission

I, Dominique L. Butty, am a qualified person (as such term in defined under National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*) responsible for the preparation of the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan, Republic of Guinea" dated February 23, 2006 (the "Technical Report") prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation (the "Corporation").

I hereby consent to the public filing by the Corporation of the section of the Corporation's annual information form dated March 29, 2007 (the "AIF") entitled "Bauxite Mining", which section contains a summary of the information contained in the Technical Report.

I confirm that I have read the written disclosure under the section of the AIF entitled "Bauxite Mining" and that it fairly and accurately represents the information in the Technical Report.

Dated this 29th day of March, 2007.

Dominique L. Butty

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Michael Cella, Senior Vice-President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

(signed) *Michael Cella*
Michael Cella
Senior Vice-President, Chief Financial Officer and Secretary
Global Alumina Corporation

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Bruce Wrobel, President and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **December 31, 2006**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 30, 2007

(signed) *Bruce Wrobel*
Bruce Wrobel,
Chairman and Co-Chairman and Chief Executive Officer
Global Alumina Corporation

Global Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Global Alumina Corporation (the "Corporation") will be held at 9:30 a.m. at the Four Seasons Hotel, 21 Avenue Road, Toronto, Ontario, on Wednesday, April 25, 2007 for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2006, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;
4. to consider and, if deemed appropriate, adopt a resolution (the full text of which is set out in the accompanying management information circular and proxy statement (the "Circular")) in respect of certain amendments to the stock option plan of the Corporation dated May 27, 2004, all as more particularly described in the accompanying Circular;
5. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Full particulars of the foregoing matters are set forth in the accompanying Circular. A copy of the consolidated financial statements of the Corporation as at and for the year ended December 31, 2006, together with the report of the auditors thereon, and the management's discussion and analysis applicable thereto also accompanies this notice.

Shareholders are invited to attend the meeting. Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally. Only shareholders of record at the close of business on March 14, 2007 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at New York, New York this 26th day of March, 2007.

By Order of the Board of Directors

(Signed) Bruce J. Wrobel
Co-Chairman and Chief Executive Officer

Global Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

WEDNESDAY, APRIL 25, 2007

MANAGEMENT PROXY CIRCULAR

Global Alumina

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Global Alumina Corporation (the "Corporation") will be held at 9:30 a.m. at the Four Seasons Hotel, 21 Avenue Road, Toronto, Ontario, on Wednesday, April 25, 2007 for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2006, together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;
4. to consider and, if deemed appropriate, adopt a resolution (the full text of which is set out in the accompanying management information circular and proxy statement (the "Circular")) in respect of certain amendments to the stock option plan of the Corporation dated May 27, 2004, all as more particularly described in the accompanying Circular;
5. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Full particulars of the foregoing matters are set forth in the accompanying Circular. A copy of the consolidated financial statements of the Corporation as at and for the year ended December 31, 2006, together with the report of the auditors thereon, and the management's discussion and analysis applicable thereto also accompanies this notice.

Shareholders are invited to attend the meeting. Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally. Only shareholders of record at the close of business on March 14, 2007 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at New York, New York this 26th day of March, 2007.

By Order of the Board of Directors

(Signed) BRUCE J. WROBEL
Co-Chairman and Chief Executive Officer

GLOBAL ALUMINA CORPORATION

Registered Office:
44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6

Administrative Office:
245 Park Avenue, 38th Floor
New York, New York 10167

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

SOLICITATION OF PROXIES

This Management Information Circular and Proxy Statement (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of Global Alumina Corporation (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at 9:30 a.m. (Toronto time) on April 25 at the Four Seasons Hotel, 21 Avenue Road, Toronto, Ontario, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice"). Costs of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of March 26, 2007 and unless specifically indicated otherwise, all dollar amounts are stated in United States dollars.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation and will represent management of the Corporation at the Meeting. **A shareholder has the right to appoint a person or company (who need not be a shareholder), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in such form of proxy and striking out the other names.** A form of proxy will not be valid unless it is completed and returned as set out below at least 48 hours, excluding Saturdays and holidays, prior to the commencement of the Meeting.

The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the Notice or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, management of the Corporation was not aware of any such amendments or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

DEPOSIT OF PROXIES

To be effective, proxies must be deposited with Computershare Trust Company of Canada ("Computershare"), the registrar and transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada,

M5J 2Y1 not later than 9:30 a.m. (Eastern Time) on April 23 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.

DISCRETIONARY AUTHORITY AND VOTING OF PROXIES

On any ballot that may be called for, the common shares represented by proxies in favour of the persons named by management will be voted for, against or withheld from voting on, the matters identified in the form of proxy, in each case in accordance with the instructions of the shareholder. **In the absence of any instructions on the form of proxy, the persons named in the enclosed form of proxy intend to vote the common shares represented by proxies (i) for the election of management's nominees as directors; (ii) for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors; (iii) to approve the amendments to the stock option plan of the Corporation; and (iv) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may come before the Meeting. The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters set out in the Notice or any other matters that may properly come before the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The record date (the "Record Date") for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as March 14, 2007.

As of the date of this Circular, 203,752,544 common shares (each a "Share") of the Corporation are issued and outstanding. Each Share carries the right of one vote and all Shares may be voted at the Meeting. Unless otherwise specified, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

In accordance with the provisions of the *Business Corporations Act* (New Brunswick) (the "NBBCA"), the Corporation will prepare a list of holders of Shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the Shares shown opposite his or her name on the list at the Meeting, except to the extent that:

(a) the shareholder has transferred any of his or her Shares after the Record Date; and

(b) the transferee of those Shares produces certificates in his or her name or properly endorsed certificates evidencing the Shares or otherwise establishes that he or she owns such Shares and demands, not later than ten days before the Meeting commences, that his or her name be included in the list, in which case the transferee is entitled to vote his or her Shares at the Meeting.

As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, the following is a complete listing of persons or corporations who beneficially own or exercise control or direction over Shares of the Corporation carrying more than 10% of the votes attached to Shares of the Corporation:

Name of Beneficial Owner	Type of Ownership	Number of Shares	Percentage of Class
Emirates International Investment Company LLC	Direct	25,000,000	12.2%
IDB Infrastructure Fund L.P.	Direct	22,222,222	10.9%

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Consolidated Financial Statements and Auditor's Report

Pursuant to the provisions of the NBBCA and the Corporation's by-laws, the directors of the Corporation will place before the shareholders at the Meeting the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006 and the auditors' report thereon.

No vote by the shareholders with respect to this matter is required.

Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The articles of the Corporation provide that the board of directors of the Corporation (the "Board of Directors") shall consist of a minimum of one and a maximum of 15 directors and authorize the Board of Directors to determine the number of directors within that range. At a meeting of the Board of Directors on March 3, 2007, the Board of Directors reduced the size of the board, effective the date of the Meeting, from nine to seven directors. The terms of the current directors will expire as of the date of the Meeting. It is proposed that the persons listed below will be nominated by management of the Corporation for election as directors of the Corporation. Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the Corporation's by-laws.

The following information relating to the nominees as directors is based on information received by the Corporation from the nominees and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director and the number of securities of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him as of March 26, 2007.

Name and Address of Nominee	Position Presently Held	Principal Occupation	Director Since	Shares	Options
MICHAEL J. CELLA Wilton, Connecticut U.S.A.	Director, Senior Vice President, Chief Financial Officer and Secretary	Director, Senior Vice President, Chief Financial Officer and Secretary of the Corporation	2004	740,000[(1)]	550,000
BERNARD COUSINEAU[(2)] Westmount, Quebec Canada	Director, President and Chief Operating Officer	Director, President and Chief Operating Officer of the Corporation; Director and Vice President of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")	2004	50,000	225,000
AHMED M. FIKREE[(3)] Dubai UAE	Director	Director, Commercial and Corporate Development of Dubai Aluminium Company Limited ("DUBAL"), 1990 to present	2005	0	25,000

Name and Address of Nominee	Position Presently Held	Principal Occupation	Director Since	Shares	Options
ALAN J. GAYER(4) .... Toronto, Ontario Canada	Director	Independent management consultant	2004	1,280,000	45,000
KARIM L. KARJIAN(5) .... London United Kingdom	Co-Chairman	Chairman and Managing Director of BusinessCom Europe Ltd.; Director and Chief Executive Officer of Karalco Resources Ltd. ("Karalco"), an international development and consulting company	2004	4,400,000(6)	225,000
DAVID SURATGAR(7) ..... London United Kingdom	Director	Independent financial and legal advisor; Member of the Board of BMCE Bank; Chairman of the Advisory Board of Taylor-DeJongh Inc.; Chairman of Fortune Funds Limited	2005	0	45,000
BRUCE J. WROBEL ...... Brooklyn, New York U.S.A.	Co-Chairman and Chief Executive Officer	Co-Chairman and Chief Executive Officer of the Corporation; Chief Executive Officer of Sithe Global Power, LLC	2004	15,347,000(8)	225,000

Notes:

(1) Mr. Cella directly owns 15,000 Shares registered in his name. Mr. Cella indirectly owns 725,000 Shares, all of which are held in the name of WCF Holdings LLC, a corporation wholly-owned by Mr. Cella.

(2) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 19, 2004, the Corporation acquired all of the outstanding share capital of Aluminpro. Mr Cousineau was paid an aggregate of $50,000 and 50,000 units consisting of one Share and one half of a warrant of the Corporation in payment for the sale of his interest in Aluminpro to the Corporation. The warrants expired unexercised on July 19, 2006.

(3) Member of the Audit Committee. On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement"). Pursuant to the terms of the DUBAL Subscription Agreement, the Corporation is obligated to nominate one director at the request of DUBAL. Mr. Fikree is DUBAL's nominee in this respect. For more information see "Interest of Certain Persons or Companies in Material Transactions".

(4) Chairman of the Audit Committee and member of the Compensation and Nominating and Corporate Governance Committees.

(5) Chairman of the Nominating and Corporate Governance Committee.

(6) Mr. Karjian indirectly controls 4,400,000 Shares, 1,200,000 of which are held in the name of Karalco, 1,600,000 of which are held in the name of Urquin Finance Ltd. and 1,600,000 of which are held in the name of Zefan Ltd. Each of Karalco, Urquin Finance Ltd. and Zefan Ltd. is controlled by Mr. Karjian.

(7) Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees.

(8) Mr. Wrobel directly owns 2,527,000 Shares in his name. Mr. Wrobel indirectly controls 12,820,000, all of which are held in the name of Herakles Capital Corp. ("Herakles"), a corporation wholly-owned by Mr. Wrobel.

Under cumulative voting, applicable to the Corporation as provided in the NBBCA, each holder of Shares entitled to vote for the election of directors may cast a number of votes equal to the number of votes attached to the Shares held by that shareholder multiplied by the number of directors to be elected, and the shareholder may cast all votes in favour of one candidate or distribute them among the candidates in any manner.

Where a shareholder has voted for more than one candidate without specifying the distribution of votes among candidates, the shareholder will be deemed to have divided the votes equally among the candidates for whom the shareholder voted.

On any ballot that may be called for the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth above, except those, if any, excluded by the shareholder in the proxy, or unless the shareholder has indicated that the votes are to be distributed otherwise than equally among the nominees, or unless the shareholder who has given the proxy has directed that the Shares be withheld from voting in the election of directors. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom the shareholder has directed persons in the enclosed form of proxy to vote, the shareholder must indicate in the space provided in the proxy the number of votes, if any, which are to be voted in favour of each nominee.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION TO THE BOARD OF DIRECTORS OF THE PERSONS REFERRED TO ABOVE UNLESS OTHERWISE DIRECTED. EXCEPT AS REFERRED TO ABOVE, MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION.

Appointment of Auditors

It is proposed that PricewaterhouseCoopers LLP ("PwC") be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The Audit Committee of the Board of Directors will negotiate with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Previously, such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

It is intended that, on any ballot that may be called for relating to the appointment of auditors, the Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of PwC as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. PwC were first appointed as auditors of the Corporation on May 7, 2004 at the annual and special meeting of the shareholders of PL Internet Inc. ("PLI"), the Corporation's predecessor by arrangement, prior to the reverse takeover of PLI by GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO") on May 25, 2004 (the "Arrangement"). For additional information concerning the Arrangement see the information circular of PLI dated April 2, 2004 available through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

OTHER MATTERS COMING BEFORE THE MEETING

Stock Option Plan Amendments

As part of the Corporation's corporate governance practices, the Corporation self imposes trading restrictions from time to time preventing officers, directors and employees from exercising vested options to purchase Shares (such periods being "Black-Out Periods"). It is proposed that the stock option plan of the Corporation dated May 27, 2004 (the "Stock Option Plan") be amended such that, should the expiry date of a vested option issued under the Stock Option Plan fall in, or within ten trading days immediately following, a Black-Out Period or other trading restriction imposed by the Corporation, the expiry date of such a vested option will be the last day of the ten-day period.

On June 6, 2006, the Toronto Stock Exchange (the "TSX") published a Staff Notice regarding amending procedures for security based compensation arrangements. Previously, shareholder approval was required for an amendment to security based compensation arrangements if the TSX considered the amendment to be material, or if the plan itself required shareholder approval for the specific amendment. The new rules published by the TSX allow shareholders to determine the types of amendments that require shareholder approval. The TSX now advises that security based compensation plans should contain detailed provisions that specify those amendments requiring shareholder approval and those that can be made without shareholder approval. Effective as of June 30, 2007, if a security based compensation arrangement does not contain a detailed amendment procedure, then every amendment will require specific shareholder approval, even simple "housekeeping" amendments.

The Stock Option Plan currently provides that subject to any required regulatory or shareholder approvals and to the rules of any applicable stock exchange, the Board of Directors may make such amendments to the Stock Option Plan as it deems advisable. The Board of Directors has determined that it would be advisable to amend Section 5.02 of the Stock Option Plan to specify those amendments that cannot be made by the Board of Directors without shareholder approval as follows:

(a) the maximum number of Shares reserved for issuance under the Stock Option Plan;

(b) a reduction in the exercise price for options held by insiders of the Corporation;

(c) an extension to the term of the option held by insiders of the Corporation; and

(d) an increase in any limit on grants of options to insiders set out in the Stock Option Plan.

Currently, the Stock Option Plan provides that the aggregate number of Shares reserved for issuance upon the exercise of all options granted under the Stock Option Plan shall not exceed 10,000,000. The Corporation is additionally proposing to amend the Stock Option Plan to provide that any exercises of options (including previous exercises) issued under the Stock Option Plan would make new grants available, resulting in the "reloading" of the Stock Option Plan. There are 4,362,500 options outstanding under the Stock Option Plan and a further 5,637,500 Shares were reserved and are available for issuance for future grants of options. No options granted under the Stock Option Plan have been exercised as of the date hereof.

Accordingly, shareholders will be asked at the Meeting to consider, and if thought advisable, to approve the resolution (the "Stock Option Plan Resolution") authorizing the amendment to the Plan in the manner referred to above. A draft of the Stock Option Plan Resolution is attached hereto as Exhibit A. In order for the Corporation to proceed with such amendment, the Stock Option Plan Resolution must be approved by the affirmative vote of a majority of the votes cast in respect thereof, other than by insiders of the Corporation, in person or by proxy, by shareholders at the Meeting.

In addition, on the closing of the joint venture transaction described under "Interest of Certain Persons or Companies in Material Transactions", Guinea Alumina Corporation, Ltd. ("Guinea Alumina") and Guinea Alumina Corporation, S.A. (the "Project Company") will cease to be subsidiaries of the Corporation and therefore will no longer be "Designated Affiliates" of the Corporation under the Stock Option Plan. In order to ensure that employees of these Designated Affiliates are able to retain the options they have earned to date after the change in status of these corporations, the Corporation amended Section 3.12(b) of its Stock Option Plan on March 16, 2007 in the manner set out below. The amendment also gives the Compensation Committee the discretion to waive or vary the automatic termination of options under Section 3.12 of the Stock Option Plan. These amendments do not require approval of the shareholders at the Meeting.

Section 3.12 of the Stock Option Plan has been deleted in its entirety and replaced with the following:

"Section 3.12 – Effect of Termination of Employment.

(a) If a Participant shall:

(i) cease to be a director of the Corporation or of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death); or

(ii) cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract

(collectively a "Termination"), except as otherwise provided in any Employment Contract, such Participant may, but only within 60 days next succeeding such Termination (or, in the case of a Participant conducting Investor Relations Activities (within the meaning of the applicable requirements of the Stock Exchange) for the Corporation, only within 30 days next succeeding such Termination), exercise his Options to the extent that such Participant was entitled to exercise such options at the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

(b) A Termination shall be deemed not to have occurred by reason only of the fact that a Designated Affiliate ceases to be an affiliate of the Corporation. Any Options held by a Participant at the date the Designated Affiliate of which such Participant is a director, officer, employee or service provider ceases to be an affiliate of the Corporation shall continue for the Option Period, unless such Participant thereafter ceases to be a director, officer, employee or service provider of the former Designated Affiliate in which case the provisions of paragraph (a) of this section shall apply *mutatis mutandis*.

(c) The Committee may from time to time in its absolute discretion waive or vary the application of paragraphs (a) or (b) of this section to the Termination of any Participant, provided that in no event may an Option extend beyond the Option Period."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In May 2004, the Corporation adopted the Stock Option Plan which provides employees, directors, officers and consultants of the Corporation with the opportunity to acquire Shares through the exercise of options. Ten million Shares have been reserved for issuance under the Stock Option Plan. Options granted under the Stock Option Plan are limited to a term of ten years. A total of 1,035,000 and 1,310,500 options were granted during 2004 and 2005, respectively, pursuant to the terms of the Stock Option Plan.

On March 7, 2006, a total of 45,000 options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. On December 11, 2006, a total of 1,975,000 options were granted with an exercise price of $1.00, a vesting period over three years and a maximum term of five years.

Equity Compensation Plan Information Table

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance
Stock Option Plan	4,362,500	$1.44	5,637,500

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the compensation of the Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") of Global Alumina and the three other most highly compensated executive officers of the Corporation and its subsidiaries (collectively, the "Named Executive Officers") for the most recently completed financial year of the Corporation as compared with the two preceding financial years of the Corporation and GAPCO, the Corporation's predecessor by arrangement, current subsidiary and the corporation with which certain of the current Named Executive Officers were previously employed.

Summary Compensation Table

		Annual Compensation			Long-term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	Shares Subject to Resale Restriction	All Other Compensation
		($)	($)	($)	(#)	($)	($)
BRUCE J. WROBEL[1]	2006	200,000	7,692	nil	225,000	nil	nil
Chairman and	2005	200,000	nil	nil	nil	nil	nil
Chief Executive Officer	2004	166,665	nil	nil	nil	nil	nil
MICHAEL J. CELLA[1]	2006	300,000	11,538	nil	150,000	nil	nil
Senior Vice President,	2005	300,000	10,000	nil	150,000	nil	nil
Chief Financial Officer and Secretary	2004	125,000	nil	nil	250,000	nil	nil
BERNARD COUSINEAU[2]	2006	203,280	nil	nil	75,000	nil	nil
President and Chief	2005	203,280	nil	nil	75,000	nil	nil
Operating Officer	2004	178,200	nil	nil	75,000	nil	nil
GRAHAM MORREY[3]	2006	187,552	nil	nil	150,000	nil	nil
Executive Vice President and	2005	175,000	10,000	nil	75,000	nil	nil
Chief Development Officer	2004	193,749	nil	nil	100,000	nil	nil
ANTHONY MCCABE[4]	2006	216,667	nil	nil	150,000	nil	nil
Senior Vice President and	2005	325,000	10,000	nil	75,000	nil	nil
Project Director	2004	58,333	nil	nil	100,000	nil	nil

Notes:

(1) Prior to the completion of the Arrangement in May 2004, Mr. Wrobel held the position of Chairman, President and Chief Executive Officer of GAPCO and Mr. Cella held the position of Senior Vice President, Finance, Chief Financial Officer and Secretary of GAPCO. Salary paid to each of Mr. Wrobel and Mr. Cella in 2004 was paid by Herakles under a services agreement between the Corporation and Herakles. Herakles was reimbursed for the salaries at cost. Please refer to the discussion of the Herakles contract under "– Employment Agreements" below.

(2) Prior to the completion of the Arrangement, Mr. Cousineau was a self-employed management consultant working with Aluminpro. On July 19, 2004, the Corporation acquired all of the outstanding share capital of Aluminpro. Mr. Cousineau was paid an aggregate of $50,000 and 50,000 Units in payment for the sale of his interest in Aluminpro to the Corporation. This payment was solely in connection with the purchase of Aluminpro by the Corporation and did not relate to Mr. Cousineau's role as a director and officer of the Corporation. A similar payment was received by each former shareholder of Aluminpro in connection with the purchase. Mr. Cousineau's salary is payable pursuant to a consulting contract entered into between Mr. Cousineau and the Corporation in connection with the sale of his interest in Aluminpro to the Corporation. See "– Employment Agreements" below.

(3) Mr. Morrey was appointed Executive Vice President and Chief Development Officer of the Corporation as of May 8, 2006.

(4) Mr. McCabe was appointed Senior Vice President and Project Director of the Corporation as of September, 2004. Mr. McCabe elected to defer payment of the $58,333 of salary earned in 2004 until 2005.

Incentive Plans

The following table sets forth individual grants of stock options made to the Named Executive Officers during the fiscal year ended December 31, 2006.

Option Grants During the Fiscal Year Ended December 31, 2006

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Option on the Date of Grant ($/Share)(1)	Expiration Date(2)
BRUCE J. WROBEL	225,000	11.1%	$1.00	$0.88	Dec. 11, 2011
MICHAEL J. CELLA	150,000	7.4%	$1.00	$0.88	Dec. 11, 2011
BERNARD COUSINEAU	75,000	3.7%	$1.00	$0.88	Dec. 11, 2011
GRAHAM MORREY	150,000	7.4%	$1.00	$0.88	Dec. 11, 2011
ANTHONY MCCABE	150,000	7.4%	$1.00	$0.88	Dec. 11, 2011

Notes:

(1) The price of Shares on the TSX on December 11, 2006 was a high of $0.96, low of $0.85 and close of $0.88.

(2) One-third of the options will vest on December 11, 2007, one-third of the options will vest on December 11, 2008 and the remaining one-third of the options will vest on December 11, 2009.

No Named Executive Officer exercised any options during the financial year ended December 31, 2006

Pension Plans

The Corporation has not established a pension plan in which any of the Named Executive Officers participate.

Employment Agreements

Other than as described below, neither the Corporation nor any of its subsidiaries have entered into any employment agreement with any Named Executive Officer or any compensation plan or arrangement with respect to a Named Executive Officer in respect of the resignation, retirement or any other termination of employment of the officer's employment or in relation to a change in control of the Corporation or any of its subsidiaries.

Bruce Wrobel

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles, one of its shareholders. Herakles is wholly-owned by Mr. Wrobel. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Corporation has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Stock Option Plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Corporation had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement. The total cost attributable to the Herakles Agreement for the year ended December 31, 2006 amounted to approximately $208,000 (2005 – $1,181,000).

Bernard Cousineau

The services of Mr. Cousineau, the President and Chief Operating Officer of the Corporation, are provided pursuant to a consulting agreement dated July 19, 2004 between Aluminpro and the Corporation (the "Cousineau Consulting Agreement"). Under the Cousineau Consulting Agreement, Mr. Cousineau has agreed, among other things, to act as President of the Corporation and as Vice President of Aluminpro for a monthly retainer of $16,940. During 2006 and 2005, the Corporation paid Mr. Cousineau $203,280 and $203,280, respectively, in connection with the Cousineau Consulting Agreement.

Report on Executive Compensation

Composition of the Compensation Committee

During the fiscal year ended December 31, 2006, the Compensation Committee consisted of independent directors (Dr. Abdulrahman Al-Awar, Messrs. Gayer and Suratgar). Mr. Suratgar is currently chairman of the committee.

It is the responsibility of the Compensation Committee to make recommendations to the Board of Directors regarding the compensation of members of the Board of Directors, the CEO, the other senior executives and other employees of the Corporation. The mandate of the Compensation Committee includes the following:

- Recommend to the Board of Directors and oversee the development and implementation of compensation levels, equity-based compensation plans and incentive compensation plans and guidelines for the Corporation's employees;
- Recommend to the Board of Directors the corporate goals and objectives relevant to the CEO's compensation, evaluate the performance of the CEO in light of those goals and objectives and set the CEO's compensation level based on this evaluation;
- Review and recommend to the Board of Directors the adequacy and form of compensation levels, programs and guidelines applicable to senior management;
- In consultation with senior management, oversee regulatory compliance with respect to all compensation programs and review executive compensation disclosure; and
- Recommend to the Board of Directors the appropriate guidelines for any severance or similar termination agreements or payments to senior management.

During the year ended December 31, 2006, the Compensation Committee met five times.

Components of Compensation

The principal components in the overall compensation of senior executives currently consist of a base salary and participation in the Stock Option Plan and may or may not include the payment of a bonus based on performance of the individual (as evaluated by the Compensation Committee or the full Board of Directors). Base salary is generally the principal component of an executive officer's compensation package, with the stock option plan providing long-term incentives. In accordance with the compensation strategy of the Corporation, grants of options for executive officers are primarily performance-based. Grants of options also take into account the executive officer's level of responsibility within the Corporation, and the number and exercise price of options previously issued to a particular executive officer.

Chief Executive Officer

For the year ended December 31, 2006, the compensation package of the CEO was reviewed and approved by the Board of Directors. In March 2006, the Nominating and Corporate Governance Committee, together with the CEO, developed a position description for the CEO which has been adopted by the Board of Directors. It is anticipated that for the 2007 fiscal year, the compensation package of the Chief Executive Officer will be approved by the Board of Directors, based upon the recommendations of the Compensation Committee, which will in turn be based on the position description developed by the Nominating and Corporate Governance Committee together with the CEO.

Mr. Wrobel holds 7.53% of the outstanding Shares of the Corporation, either directly or indirectly through intermediaries, making Mr. Wrobel one the Corporation's largest individual shareholders. Mr. Wrobel and the Board of Directors each consider Mr. Wrobel's substantial equity holding in the Corporation as sufficient to align his interests with those of the other shareholders of the Corporation. Because of Mr. Wrobel's equity interest and the nature of the Corporation as a development stage company, Mr. Wrobel's compensation for his role as CEO has not traditionally been arrived at through reference to a comparator group of development stage industry and resource companies.

Mr. Wrobel is an eligible participant under the Stock Option Plan. In 2006, Mr. Wrobel was granted an award of 225,000 options exercisable at $1.00 per Share for a period of five years. The award was made in recognition of the extraordinary commitment made by Mr. Wrobel in advancing the Corporation's critically important negotiations with prospective joint venture partners to obtain equity financing for the advancement of the Corporation's alumina refinery project in the Republic of Guinea.

In summary, for the year ended December 31, 2006, Mr. Wrobel received annual compensation of $200,000, 225,000 stock options and a two-week bonus totalling $7,692.

Compensation of Directors

The non-independent directors of the Corporation were not compensated by the Corporation or its subsidiaries for services rendered as directors or for committee participation or involvement in special assignments. With the exception of Mr. Karjian (through his relationship with Karalco), Mr. Wrobel (through his relationship with Herakles) and Mr. Cousineau, no director was compensated for services as a consultant.

On October 9, 2006, the Corporation adopted a compensation policy for independent directors who are not consultants to the Corporation. Under this policy, independent directors are entitled to receive an annual flat fee of $100,000, paid in quarterly instalments. The fee for 2006 was prorated retroactively to May 8, 2006, the date of the Corporation's 2006 annual general and special meeting of shareholders. Under the former compensation policy of the Corporation, which came into effect on July 25, 2005, independent directors were entitled to receive a one-time grant of 20,000 options and quarterly payments in the amount of $5,000 (so long as such director attended at least one meeting of the Board of Directors during that quarter).

Currently, Messrs. Gayer, Suratgar, Fikree and Dr. Al-Awar are eligible for compensation as independent directors. Under the former compensation policy, only Messrs. Suratgar and Gayer were eligible for compensation as independent directors. During the 2006 fiscal year, the following amounts were paid to the independent directors: (a) $70,238.48 to Mr. Gayer ($15,000 under the former compensation policy and $57,238.48 under the new compensation policy); (b) $70,238.48 to Mr. Suratgar ($15,000 under the former compensation policy and $57,238.48 under the new compensation policy); (c) $65,205.48 to Dr. Al-Awar; and (d) $65,205.48 to Mr. Fikree.

Directors are also eligible to participate in the Stock Option Plan. In 2006, in addition to the 450,000 stock options granted collectively to Messrs. Wrobel, Cella and Cousineau, 325,000 stock options were granted to the other directors.

Management Contracts

Mr. Cousineau, Mr. Wrobel and Karalco, an affiliated entity of Mr. Karjian, were compensated for consulting and advisory services related to the management of the Corporation.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Mr. Karjian. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Corporation's alumina refinery project in the Republic of Guinea (the "Project"). The Corporation and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Corporation has agreed to pay Karalco $60,000 per month. Mr. Karjian is also eligible to participate under the Stock Option Plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000 (a two year severance). Prior to the execution of the Karalco Agreement, the Corporation had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on the achievement of Project-related milestones. One of these milestones, the signing of the DUBAL Subscription Agreement, occurred in 2005 and the other, the ratification of the Mining Concession, occurred in 2006. The incentive fees in respect of these milestones were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer for the years ended December 31, 2006, 2005 and 2004 were $970,000, $970,000 and $585,000, respectively, including the incentive fees referred to above but excluding expenses. The Corporation additionally reimbursed Karalco approximately $26,000 for certain overhead expenses in 2006. In 2005, an amount of $300,000 was paid to Karalco as reimbursement of incidental out-of-pocket expenses incurred by Karalco in the course of providing the consulting services. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation.

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to The Corporation in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the year ended December 31, 2006 were approximately $55,000.

On October 27, 2006, the Corporation received an interest-free loan of approximately $177,000 from Herakles to facilitate the payment of Project-related commitments.

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Corporation. Sithe Global is reimbursed at cost. The total cost for the year ended December 31, 2006 amounted to approximately $407,000 (2005 – $218,000). In addition, the President of Sithe Global provides consulting services to the Corporation at a rate of $15,000 per month. The total cost for the year ended December 31, 2006 amounted to $180,000 (2005 – $150,000).

In prior years, the Corporation had an agreement to reimburse Herakles for occupancy expenses. For the year ended December 31, 2006, the Corporation reimbursed Herakles $nil (2005 – $215,000). This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation for the year ended December 31, 2006 amounted to approximately $628,000 (2005 – $96,000).

Mr. Wrobel and Mr. Cousineau hold their respective offices pursuant to consulting agreements between the Corporation and corporations wholly-owned by each of Mr. Wrobal and Mr. Cousineau, respectively. See "– Employment Agreements".

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director and no executive or senior officer of the Corporation is currently indebted to the Corporation or any of its subsidiaries.

PERFORMANCE GRAPH

From the date of the completion of the Arrangement until June 15, 2004, the Shares of the Corporation were not listed for trading on a recognized stock exchange. From June 15, 2004 until the commencement of trading of the Shares on the TSX, the common shares of the Corporation were traded on the TSX Venture Exchange under the symbol "GPC.U". From February 16, 2005 to the present, the Shares of the Corporation have been traded on the TSX. On June 17, 2005, the Corporation's trading symbol on the TSX changed from "GPC.U" to "GLA.U".

The following graph compares the change in the cumulative total shareholder return over the 2005 and 2006 fiscal years of a Cdn$100 investment in the Corporation's Shares with the cumulative total return of the S&P/TSX Composite Index for the comparable period. On December 29, 2006, the Shares closed at $1.17 (Cdn$1.36 based on the Bank of Canada noon exchange rate of 1.1653 on December 29, 2006) on the TSX. All dollar amounts used in the graph below are in Canadian dollars.

Global Alumina Stock Price vs. S&P/TSX Indices


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Global
S&P/TSX Composite Index

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATERIAL TRANSACTIONS

Dr. Al-Awar is the Chief Risk Officer and Mr. Fikree is the Director, Commercial and Corporate Development, of DUBAL. Pursuant to the DUBAL Subscription Agreement, on September 30, 2005, the Corporation issued to DUBAL 10,000,000 Shares at $2.00 per Share for gross proceeds of $20 million. Pursuant to the DUBAL Subscription Agreement, DUBAL may also subscribe for additional Shares up to 25% of the Corporation's Shares on a fully-diluted basis (the "Additional Subscription"). The agreement also gives DUBAL the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Mr. Fikree was appointed to the Board of Directors in November 2005 as DUBAL's representative. Dr. Al-Awar was appointed March 2006. Management of the Corporation do not believe that the Additional Subscription will be completed.

Effective as of November 2, 2006, the Corporation and its wholly-owned subsidiaries, Global Alumina International, Ltd. ("GAI") and Guinea Alumina, entered into an agreement (the "Framework Agreement") with The Broken Hill Proprietary Company Pty Limited ("BHP Billiton") and one of its affiliates, DUBAL and Mubadala Development Company PJSC ("Mubadala"), to begin exclusive negotiations to acquire an interest in Guinea Alumina and participate directly in development of the Corporation's alumina refinery project in the Republic of Guinea (the "Project"). On the same date, the Corporation, GAI and Guinea Alumina entered into $100 million secured loan facility agreement (the "Loan Facility Agreement") with DUBAL, Mubadala and an affiliate of BHP Billiton. The Loan Facility Agreement provides interim financing to fund Project expenditures incurred up to the date the parties enter into definitive transaction agreements.

Under the Framework Agreement, DUBAL agreed not to subscribe for the Additional Subscription under the DUBAL Subscription Agreement prior to June 30, 2007.

On March 26, 2007 the Corporation, GAI and Guinea Alumina, agreed to enter into (i) a subscription agreement to sell a two-thirds interest in Guinea Alumina, (ii) a shareholders' agreement in connection with Guinea Alumina and (iii) certain other related agreements (collectively the "Transaction Agreements") with BHP Billiton, DUBAL and Mubadala. The Transaction Agreements are intended to govern the development and operation of the Project currently under development by the Project Company.

In connection with the Transaction Agreements and the transactions proposed thereunder, the Corporation and DUBAL expect to enter into a termination agreement, whereby the parties will agree to terminate the DUBAL Subscription Agreement and to release each other from all obligations thereunder effective as of the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by a specified future date, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

Under a subscription agreement with the Emirates International Investment Corporation LLC ("EIIC") dated August 16, 2005 and amended September 22, 2005 (the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005. EIIC was also committed to purchase a $50 million convertible debenture thereunder but failed to do so. The Corporation believes that EIIC has repudiated the agreement and that the Corporation is no longer bound by the agreement. The EIIC Subscription Agreement had entitled EIIC to nominate one representative for election to the Corporation's Board of Directors so long as EIIC held not less than 10% of the Corporation's issued and outstanding common shares. In 2006, Mr. Dazi was the representative of EIIC on the Board of Directors.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Attached as Exhibit B is the information related to the Corporation's corporate governance practices required to be disclosed under Form 58-101F1 – Corporate Governance Disclosure to National Instrument 58-101 – *Disclosure of Corporate Governance Practices.*

AUDIT COMMITTEE INFORMATION

See the section entitled "Audit Committee and Auditors" in the Corporation's annual information form to be filed on or before March 30, 2007 for information on the Corporation's Audit Committee as required under Multilateral Instrument 52-110 – *Audit Committees.* A copy of the Corporation's annual information form will be available under the Corporation's profile at www.sedar.com.

AVAILABILITY OF CERTAIN DOCUMENTS

Additional documents and information regarding the Corporation are available through SEDAR. These documents can be accessed through the Internet at www.sedar.com. Financial information regarding the Corporation is contained in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

The Corporation will provide to any person, without charge, following a written or oral request to Michael J. Cella, 245 Park Avenue, 38th Floor, New York, New York, 10167 (telephone: 212-351-0000; fax: 212-351-0001), a copy of this Circular, the Corporation's annual report for the fiscal year ended December 31, 2006, any interim financial statements since December 31, 2006, and any other documents incorporated therein by reference.

Under National Instrument 51-102 – *Continuous Disclosure Obligations,* a registered holder or beneficial owner of securities of the Corporation who wishes to receive interim financial statements from the Corporation (and annual financial statements, in the case of beneficial owners) must deliver written request for such material to the Corporation.

Shareholders who wish to receive interim financial statements (and annual financial statements, in the case of beneficial owners) are encouraged to send the enclosed request form, in the addressed envelope provided, to Computershare, as transfer agent. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements (and annual financial statements, in the case of beneficial owners).

DIRECTORS APPROVAL

The contents and the sending of this management information circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) BRUCE J. WROBEL
Co-Chairman and
Chief Executive Officer

(Signed) MICHAEL J. CELLA
Senior Vice President,
Chief Financial Officer and Secretary

EXHIBIT A

RESOLUTION

Be it resolved as an ordinary resolution that the stock option plan of the Corporation dated May 27, 2004 (the "Stock Option Plan") be amended as follows:

1. The following definition is added to Section 1.01 of the Stock Option Plan:

   "**Black Out Period** – means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Common Shares;"

2. Section 2.06 of the Stock Option Plan is hereby amended to add Section 2.06(c) as follows:

   "(c) The number of Common Shares available for issuance as Options pursuant to the Plan shall be "reloaded" on an ongoing basis such that any exercises or expiry of Options (including past exercises) will make new grants available under the Plan resulting in the "reloading" of Common Shares available under the Plan up to 10,000,000 Common Shares."

3. Section 3.14 of the Stock Option Plan is hereby added:

   "**Section 3.14 – Black-Out Periods.** Notwithstanding anything contained in the Plan or in any Option, if the date on which an Option expires occurs during, or within 10 days after the last day of, a Black-Out Period or other trading restriction imposed by the Corporation, the date of termination or expiry for the Option will be the last day of the 10-day period."

4. Section 5.02 of the Stock Option Plan be deleted in its entirety and replaced with the following:

   "**Section 5.02 – Amendment of Plan.** The Committee may from time to time in its absolute discretion make amendments, modifications and changes to the Plan or to any Option granted under the Plan without approval by the shareholders of the Corporation other than with respect to the following specific matters:

   (a) the maximum number of Shares reserved for issuance under the Stock Option Plan;

   (b) a reduction in the exercise price for Options held by insiders of the Corporation;

   (c) an extension to the term of the Option held by insiders of the Corporation;

   (d) an increase in any limited on grants of Options to insiders set out in the Stock Options Plan.

   The specific matters listed above shall require shareholder approval by ordinary resolution."

5. Any one director or officer of the Corporation be and is hereby authorized, for and in the name of and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and to deliver all such, agreements, instruments, certificates and other documents and to do all such acts and things as such director or officer may in his sole discretion determine to be necessary, advisable or useful for the purpose of giving effect to the provisions of this resolution, the execution of any such agreement, instrument, certificate or other document or the doing of any such act or thing to constitute conclusive evidence of such determination.

EXHIBIT B

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors –

(a) Disclose the identity of directors who are independent.

The Board of Directors has determined that the nominees for election to the Board of Directors Messrs. Gayer, Suratgar, and Fikree are independent. In addition Mr. Dazi and Dr. Al-Awar, currently directors of the Corporation but not standing for election at the Meeting, are independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Messrs. Wrobel, Cella, Cousineau and Karjian are not independent. Messrs. Wrobel, Cella and Cousineau are executive officers of the Corporation. Mr. Karjian has a consulting relationship with the Corporation through Karalco. An affiliated entity of Mr. Wrobel, Sithe Global, also has a contractual relationship with the Corporation. See "Statement of Executive Compensation – Management Contracts" for further information on Karalco's consulting contract with the Corporation and the Sithe Global arrangement.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Five out of nine of the current directors are independent. Of the current seven nominees, three are independent. The Board of Directors considered the several relationships that exist between the Corporation, its subsidiaries and DUBAL, the corporation of which Mr. Fikree is the Director, Commercial and Corporate Development. The relationships include those set out in "Interest of Certain Persons or Companies in Material Transactions". Moreover, upon completion of the joint venture transaction, DUBAL will have a one-quarter interest in the Corporation's major asset. Taking all these factors into account, the Board of Directors has determined that Mr. Fikree is currently independent and that specific conflicts arising in the future could be adequately addressed by excluding Mr. Fikree from meetings at which matters of interest to DUBAL are considered. Once the joint venture transaction closes, the Board of Directors may re-examine the questions of Mr. Fikree's independence. To facilitate the exercise of independent judgement of the Board of Directors, the independent directors meet separately from the full Board of Directors and have designated Mr. Gayer as lead director. See Items (e) and (f) below. The independent directors are also encouraged to meet with the CEO, outside of formal Board meetings, in order to address areas of concern. In addition, the Board of Directors has the following committees, the membership in which is either entirely composed of independent directors or the majority of which are independent directors: Audit, Compensation and Nominating and Corporate Governance.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Suratgar acts as a director of Fortune Funds Limited in connection with its Market Wizards Fund Class A, a fund listed on the Irish Stock Exchange. No other director is currently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance. These meetings are not regularly scheduled and are held as frequently as the independent directors deem necessary. The independent directors have met informally on numerous occasions during the 2006 fiscal year.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Messrs. Wrobel and Karjian, the Co-Chairmen of the Board, are not independent directors. Mr. Gayer, with the consent of the independent directors, has assumed the role of lead independent director. As lead independent director, Mr. Gayer communicates directly with the CEO with regard to matters of interest to the independent directors and assists in setting the agenda for each Board of Directors meeting to ensure that the Board meetings will enable the Board to carry out its duties.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The Board of Directors met 12 times during 2006. The following table summarizes the attendance record of all the current directors of the Corporation.

Director	Number of Meetings Attended
Dr. Abdulrahman Al-Awar[(1)(2)]	3 of 6
Michael Cella	12 of 12
Bernard Cousineau	12 of 12
Medhi Dazi[(1)]	1 of 6
Ahmed Fikree[(2)]	7 of 12
Alan Gayer	12 of 12
Karim Karjian	12 of 12
David Suratgar	12 of 12
Bruce Wrobel	12 of 12

Notes:

(1) Each of Dr. Al-Awar and Mr. Dazi was elected to the Board of Directors on May 8, 2006. There were six Board meetings held after their election.

(2) Dr. Al-Awar and Mr. Fikree are representatives of DUBAL and were nominated to the Board of Directors pursuant to the DUBAL Subscription Agreement. Due to the interest of DUBAL in certain matters under discussion by the Board of Directors, pursuant to Section 77 of the New Brunswick *Business Corporations Act*, Dr. Al-Awar and Mr. Fikree did not attend or participate in one board meeting in 2006.

2. **Board Mandate** – *Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.*

The following is the text of the Board's written mandate, as contained in the Corporate Governance Guidelines adopted by the Corporation:

"The Board is responsible for the stewardship of Global Alumina, including:

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer and the other senior officers and supervising Global Alumina's Code of Business Conduct and Ethics;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Global Alumina's business;

(c) identifying the principal risks of Global Alumina's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) through the Nominating and Corporate Governance Committee, succession planning;

(e) adopting a disclosure policy for Global Alumina;

(f) ensuring the integrity of Global Alumina's internal control and management information systems;

(g) through the Nominating and Corporate Governance Committee, developing Global Alumina's approach to corporate governance, including making amendments to these Guidelines as necessary; and

(h) developing (i) a list of decisions requiring prior approval of the Board, (ii) measures for receiving feedback from security holders, and (iii) the Board's expectations of management."

3. **Position Descriptions –**

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Nominating and Corporate Governance Committee, in consultation with the Chairman of the Board, has developed a position description for the Co-Chairmen. The Nominating and Corporate Governance Committee has also developed position descriptions for the chairperson of each Board committee.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Nominating and Corporate Governance Committee, in consultation with the CEO, has developed a position description for the CEO. The Board currently requires the CEO to deliver to the Board a list of the financial and operational objectives of the Corporation for the forthcoming year. The Board of Directors then requires the CEO and other management of the Corporation to keep the Board of Directors informed in a timely and candid manner of the progress towards the achievement of the established objectives and of any material deviation from such objectives and from the Corporation's strategies and policies as approved by the Board of Directors.

4. **Orientation and Continuing Education –**

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

During the Board meeting held on November 8, 2005, the entire Board participated in an education program on corporate governance and board responsibility generally, disclosure obligations of Canadian public corporations and the role of the Board within a corporate structure. The Board was also given updates from management on the status of the refinery project and on-going strategic issues. Orientation programs for new directors will be developed by the Nominating and Corporate Governance Committee on a case-by-case basis, taking into account the educational and professional background of the relevant director and his or her familiarity with the alumina and aluminium industries specifically.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

See 4(a) above for a description of the November 8, 2005 Board meeting. The Nominating and Corporate Governance Committee, in conjunction with outside counsel, will monitor the legal requirements for directors and will inform the Board of any material changes in the requirements. The Board will continue to ensure that management provides the financial and operational information which the Board requires to discharge its mandate.

5. **Ethical Business Conduct –**

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board of Directors has adopted a Code of Business Conduct and Ethics (the "Code"). The Code is available under the Corporation's profile on www.sedar.com. In conjunction with the Code, the Board has also adopted a Whistle Blower Policy which allows an individual to report breaches of the Code to either a Compliance Officer or directly to the Chairman of the Audit Committee (Mr. Gayer, an independent director).

The Corporation has not filed any material change reports during 2006 that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Unless otherwise permitted by the NBBCA, if a director has a material interest in a transaction or agreement to be considered by the Board, such director may not be present for the discussion of or vote on the transaction or agreement and Board materials related to the matter are not provided to the director.

The Corporation has put into writing related party contracts with Karalco and Herakles. See "Statement of Executive Compensation – Management Contracts" for further information on the contracts with Karalco and Herakles.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has established and disseminated an Insider Reporting and Insider Trading Policy which sets out the obligations of directors, officers, employees and other insiders of the Corporation to refrain from trading in the securities of the Corporation during certain "blackout periods" and at any time when such persons are in possession of material undisclosed information.

The Corporation has also established a Disclosure Committee, composed of the CEO, CFO and Controller, which reviews and approves all public disclosure of the Corporation and reports to the Board of Directors on an annual basis.

During the Board meeting held on November 8, 2005 the entire Board participated in an education program on corporate governance and board responsibility generally, disclosure obligations of Canadian public corporations and the role of the Board within a corporate structure.

6. Nomination of Directors –

(a) Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee has the responsibility for identifying qualified individuals for the Board of Directors.

The Corporation has a contractual commitment with DUBAL to present a nominee for election to the Board of Directors. Under the DUBAL Subscription Agreement, DUBAL currently has a right to name one nominee. If DUBAL were to complete its estimated $180 million additional subscription under the agreement, it would have the right to nominate 25% of the Board of Directors: for so long as it holds not less than 19.9% of the issued and outstanding Shares; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding Shares, DUBAL would have the right to nominate 16.67% of the Board of Directors of Global Alumina. Management does not expect DUBAL to make the additional subscription and, accordingly, does not expect these additional nomination rights to arise. See "Matters for Consideration of Shareholders – Election of Directors". Under a subscription agreement entered into with EIIC in 2005, EIIC had the right to nominate one representative for election to the Corporation's Board of Directors so long as EIIC held not less than 10% of the Corporation's issued and outstanding common shares.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

The Nominating and Corporate Governance Committee is composed of a majority of independent directors. The Chairman of the committee is Mr. Karjian and the independent members are Mr. Gayer and Mr. Suratgar. Because the majority of the committee are independent, the Board believes that the nomination process will remain objective.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Nominating and Corporate Governance Committee has the responsibility of developing the Corporation's approach to governance issues and administering the Board of Directors' relationship with management. This includes responsibility for: (i) identifying qualified individuals for the Board of Directors; (ii) recommending nominees for election or re-election as directors at shareholders' meetings; (iii) establishing an orientation and education program for new directors and a continuing education program for all directors; (iv) developing and recommending to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between the Corporation and the directors; (v) establishing procedures to exercise oversight of the evaluation of the Board of Directors, its committees and management; (vi) developing and recommending corporate governance principles and reviewing such principles at least once a year; (vii) developing position descriptions for the Chairman, the chairperson of each Board committee and, together with the CEO, developing a position description for the CEO and delineating any limits to management's responsibilities and submitting each of these items to the Board of Directors for its review and approval; (viii) recommending a CEO succession plan to the Board of Directors; and (ix) recommending structures and procedures to ensure that the Board of Directors functions independently of management.

The committee meets as required to fulfill its duties and responsibilities.

7. Compensation –

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Please see "Statement of Executive Compensation – Report on Executive Compensation – Chief Executive Officer" and "Statement of Executive Compensation – Compensation of Directors". Recommendations on compensation for directors and officers are generally made by management for the consideration of the Compensation Committee and ultimately the Board of Directors.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Compensation Committee is currently composed of Mr. Suratgar and Mr. Gayer, each of whom is an independent director. Mr. Suratgar acts as Chairman of the committee.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The duties and responsibilities of the Compensation Committee are as follows: (i) to make recommendations and oversee the development and implementation of compensation levels, equity-based compensation plans, and incentive compensation plans and guidelines, for the Corporation's employees; (ii) in relation to the CEO, to recommend the corporate goals and objectives relevant to the CEO's compensation, evaluate the performance of the CEO in light of those goals and objectives and set the CEO's compensation level based on that evaluation; (iii) in relation to other senior management of the Corporation, to recommend, review and approve the adequacy and form of compensation levels, programs and guidelines applicable to senior management, recommend any new, or any material change to, an existing incentive compensation plan or equity-based compensation plan, adopt procedures to ensure that all employment, consulting or other compensation agreements between the Corporation or any of its affiliates or associates and any director or member of senior management of the Corporation are considered and approved by the committee or the disinterested members of the Board, oversee the administration of incentive compensation plans and equity-based compensation plans of the Corporation, and discharge any responsibilities imposed by any incentive compensation plans or equity-based compensation plans; (iv) to oversee regulatory compliance with respect to all of the Corporation's compensation programs, establish performance goals for senior management and review executive compensation disclosure before the Corporation publicly discloses this information; (v) to recommend the appropriate guidelines for any severance or similar termination agreements or payments to senior management of the Corporation; and (vi) to oversee the submission of management compensation arrangements to the TSX for review and prior acceptance, if required.

The committee meets as required to fulfill its duties and responsibilities.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

The Board has not retained a compensation consultant or advisor since the beginning of the 2006 fiscal year.

8. **Other Board Committees** – *If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.*

See 5(c) above in connection with the Disclosure Committee.

9. **Assessments** – *Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.*

The directors of the Corporation conduct an annual self-evaluation with respect to the effectiveness of the Board as a whole, any committees on which the director sits and the director's individual effectiveness and contribution to the Board and relevant committees. The self-assessments are returned to the Corporation's outside counsel, who summarize the results and report to the Chairman of the Nominating and Corporate Governance Committee. The Chair of the Nominating and Corporate Governance Committee then reports the results to the Board of Directors.

Global Alumina

RR DONNELLEY
Printed in Canada

GLOBAL ALUMINA CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class 123

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual and Special Meeting to be held on April 25, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:30 am, Eastern Time, on Monday, April 23, 2007.

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of Common Shares of GLOBAL ALUMINA CORPORATION hereby appoint: Bruce J. Wrobel, or failing him, Michael J. Cella

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of GLOBAL ALUMINA CORPORATION to be held at The Four Seasons Hotel, 21 Avenue Road, Toronto, Ontario M5R 2G1 on April 25, 2007 at 9:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors as outlined in the Information Circular.

FOR all director nominees - allocate votes equally ▷ ☐

OR

WITHHOLD vote for all director nominees ▷ ☐

OR

CUMULATIVE voting - please specify the allocation of votes in the space provided: ▷ ☐

Note: Max. number of votes to be cast: 0,000,000,000

Director nominee	Vote allocation	Director nominee	Vote allocation
Michael J. Cella		Karim L. Karjian	
Bernard Cousineau		David Suratgar	
Ahmed M. Fikree		Bruce J. Wrobel	
Alan J. Gayer			

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario M5K 1G8, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

3. Stock Option Plan

Resolved that the amendments to the Stock Option Plan of Global Alumina Corporation set out in exhibit "A" to the accompanying Information Circular are hereby approved.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999 001111 9XX AR2 PWDQ

00FO7B

Global Alumina Corporation
PFIC Annual Information Statements*
For the Year Ended December 31, 2006

	Global Alumina Corporation (Canada)	Global Alumina International, Ltd. (BVI)	Guinea Alumina Corporation, Ltd. (BVI)	Guinea Alumina Corporation, S.A. (Republic of Guinea)
First day of applicable taxable year	January 1, 2006	January 1, 2006	January 1, 2006	January 1, 2006
Last day of applicable taxable year	December 31, 2006	December 31, 2006	December 31, 2006	December 31, 2006
Ordinary earnings	US$0	US$0	US$0	US$0
Net capital gain	US$0	US$0	US$0	US$0
Cash or other property distributed or deemed distributed	US$0	US$0	US$0	US$0

*This statement is provided as required by Treas. Reg. § 1.1295-1(g)

Global Alumina Corporation had 203,752,544 common shares outstanding at December 31, 2006

Global Alumina Corporation owns 100% of Global Alumina International, Ltd. which owns 100% of Guinea Alumina Corporation, Ltd. which owns 100% Of Guinea Alumina Corporation, S.A.

The Companies will permit shareholders to inspect and copy their permanent books of account, records and other documents that are necessary to establish that its ordinary earnings and net capital gain are computed in accordance with U.S. Income tax principles.

This statement is provided for information purposes only; Shareholders are advised to consult with their own tax advisors to determine any final income inclusions

Michael J. Cella
Chief Financial Officer

Computershare

SEDAR PROFILE 4063

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

February 21, 2007

To: All Canadian Securities regulatory authorities

Subject: Global Alumina Corporation **AMENDED**

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	**Meeting Type :**	**Annual General & Special**
2.	Security Description of Voting Issue :	NEW COMMON
3.	CUSIP Number :	379 44L 104
	ISIN :	CA 379 44L 104 0
4.	Record Date for Notice of Meeting :	March 14, 2007
	Record Date for Voting :	March 14, 2007
5.	Meeting Date :	April 25, 2007
6.	Meeting Location :	Toronto, Ontario

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for **Global Alumina Corporation**

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES JOINT VENTURE AGREEMENTS IN PROCESS OF FINALIZATION

TORONTO, ON – March 5, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that the Company has been informed that the proposed joint venture with an affiliate of BHP Billiton, Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") to develop and operate the Company's alumina refinery project in the Republic of Guinea has received board approvals from two joint venture partners, subject to resolution of outstanding issues. The parties are currently working to resolve final outstanding issues and are awaiting management approval from one other joint venture partner.

The joint venture partners, who are also lenders under the US$100 million Loan Facility Agreement, have agreed to extend from March 3, 2007 to March 10, 2007 the date within which to execute the joint venture agreements in order to facilitate finalization. To date, the Company has drawn down an aggregate of US$48,348,702 under the Loan Facility Agreement.

The execution of the Loan Facility Agreement and the agreement to negotiate the proposed joint venture were announced on November 5, 2006. Extensions to the date by which the parties would conclude negotiations and execute the joint venture agreements under the Loan Facility Agreement were announced on November 30, 2006, December 29, 2006, January 12, 2007 and February 16, 2007. A copy of the Loan Facility Agreement is available on the Company's reference page at www.sedar.com.

BHP Billiton is world's largest diversified resources company and the world's sixth largest producer of primary aluminum, with a total operating capacity in excess of one million tonnes of aluminum, approximately 14 million tonnes of bauxite and four million tonnes of alumina per annum.

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com.

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Global Alumina

GLOBAL ALUMINA ANNOUNCES
JOINT VENTURE AGREEMENTS IN PROCESS OF FINALIZATION.../2

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the UAE or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services. The company's goal is to diversify and further develop the rapidly growing economy of Abu Dhabi, while achieving solid returns on commercially viable investments.

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More –

Global Alumina

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure of the parties to reach agreement in the joint venture negotiations or to obtain corporate approvals of the final terms of the joint venture; a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES EXTENSION TO JOINT VENTURE NEGOTIATIONS

TORONTO, ON – March 12, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that negotiations to enter into the joint venture with an affiliate of BHP Billiton, Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") to develop and operate the Company's alumina refinery project in the Republic of Guinea have been extended.

The joint venture partners, who are also lenders under the US$100 million Loan Facility Agreement, have agreed to extend from March 10, 2007 to March 17, 2007 the date within which to execute the joint venture agreements in order to facilitate resolution of this final issue. To date, the Company has drawn down an aggregate of US$48,699,681 under the Loan Facility Agreement.

The execution of the Loan Facility Agreement and the agreement to negotiate the proposed joint venture were announced on November 5, 2006. Extensions to the date by which the parties would conclude negotiations and execute the joint venture agreements under the Loan Facility Agreement were announced on November 30, 2006, December 29, 2006, January 12, 2007, February 16, 2007 and March 5, 2007. A copy of the Loan Facility Agreement is available on the Company's reference page at www.sedar.com.

BHP Billiton is world's largest diversified resources company and the world's sixth largest producer of primary aluminum, with a total operating capacity in excess of one million tonnes of aluminum, approximately 14 million tonnes of bauxite and four million tonnes of alumina per annum.

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com.

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Global Alumina

GLOBAL ALUMINA ANNOUNCES
EXTENSION TO JOINT VENTURE NEGOTIATIONS.../2

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the UAE or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services. The company's goal is to diversify and further develop the rapidly growing economy of Abu Dhabi, while achieving solid returns on commercially viable investments.

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More –

Global Alumina

GLOBAL ALUMINA ANNOUNCES
EXTENSION TO JOINT VENTURE NEGOTIATIONS .../3

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure of the parties to reach agreement in the joint venture negotiations or to obtain corporate approvals of the final terms of the joint venture; a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

Global
Alumina

RECEIVED

2007 APR -6 A 10:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES JOINT VENTURE NEGOTIATION PROGRESS

TORONTO, ON – March 19, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that its board of directors will meet within this week to approve the establishment of a joint venture among an affiliate of BHP Billiton, Dubai Aluminium Company Limited ("DUBAL"), Mubadala Development Company PJSC ("Mubadala") and the Company to develop and operate the Company's alumina refinery project in the Republic of Guinea. Signing of the joint venture agreements would follow board approval.

The joint venture partners, who are also lenders under the US$100 million Loan Facility Agreement, have agreed to extend from March 17, 2007 to March 24, 2007 the date within which to execute the joint venture agreements. To date, the Company has drawn down an aggregate of US$48,699,681 under the Loan Facility Agreement. Availability under the Loan Facility Agreement is limited to US$50 million until the joint venture agreements are signed.

The execution of the Loan Facility Agreement and the agreement to negotiate the proposed joint venture were announced on November 5, 2006. Extensions to the date by which the parties would conclude negotiations and execute the joint venture agreements under the Loan Facility Agreement were announced on November 30, 2006, December 29, 2006, January 12, 2007, February 16, 2007, March 5, 2007 and March 12, 2007. A copy of the Loan Facility Agreement is available on the Company's reference page at www.sedar.com.

BHP Billiton is world's largest diversified resources company and the world's sixth largest producer of primary aluminum, with a total operating capacity in excess of one million tonnes of aluminum, approximately 14 million tonnes of bauxite and four million tonnes of alumina per annum.

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com.

- More -

Global Alumina

GLOBAL ALUMINA ANNOUNCES
EXTENSION TO JOINT VENTURE NEGOTIATIONS.../2

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the UAE or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services. The company's goal is to diversify and further develop the rapidly growing economy of Abu Dhabi, while achieving solid returns on commercially viable investments.

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More –

Global Alumina

GLOBAL ALUMINA ANNOUNCES
EXTENSION TO JOINT VENTURE NEGOTIATIONS .../3

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure of the parties to reach agreement in the joint venture negotiations or to obtain corporate approvals of the final terms of the joint venture; a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company 's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

Global Alumina

RECEIVED

2007 APR -6 A 10: 20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES 2006 YEAR-END RESULTS

TORONTO, ON – March 26, 2007 – Global Alumina Corporation (TSX: GLA.U) announced today that the Company's Board of Directors has approved its financial and operating results for the year-ended December 31, 2006. The text of the annual audited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

2006 Highlights

Significant corporate milestones included:

- Mining Concession granted over a 690 square kilometre area containing an estimated 1.4 billion tonnes of bauxite easily accessible to existing rail and port infrastructure;
- 20-year, take-or-pay alumina sale and purchase agreement with Glencore AG for 420,000 tonnes annually;
- Announced increase in the expected nominal capacity of the first stage refinery to 3.0 million tonnes per year;
- Augmented management team with the addition of many of the industry's most talented experts, and expanded employment within Guinea directly and indirectly through contractors to a December peak of 1,029, over 85% of whom are Guinean;
- Advanced engineering and construction activities, including completion of pioneer construction camp, access roads to the refinery, township and quarry sites, and quarry operations (including crushing and concrete batching plants), and commencement of port, refinery and rail spur sites' earthworks; and
- Finalized negotiations regarding the joint venture with BHP Billiton, Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") to develop and operate the Company's alumina refinery project in the Republic of Guinea.
- Commenced a preliminary business plan to conduct value engineering, seeking cost savings and efficiency improvements leading toward final construction cost and nominal capacity estimates and construction, contracting and financing plans targeting debt financial close by year-end and first alumina production in the middle of 2010.
- Arrangement of the $100 Loan Facility agreement with BHP Billiton, DUBAL and Mubadala or their respective affiliates, under which $48,699,681 has been drawn to date.

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7

Global Alumina

Significant financial highlights include:

- Construction-in-progress increased by $116.5 million to a total of $192.3 million at December 31, 2006 compared to a total of $75.8 million on December 31, 2005;
- An aggregate of $37.2 million received through warrants exercised in 2006 bringing the total equity gross proceeds raised to date to approximately $248 million;
- A net loss for year-ended December 31, 2006 of $19.5 million ($0.10 per share) versus $17.3 million ($0.14 per share) for the previous year; and

Global Alumina's 2006 Special and Annual General Meeting will be held at 9:30 am (Eastern Time) on April 25, 2007 at the Four Seasons Hotel, 21 Avenue Road, in downtown Toronto.

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Global Alumina

About Global Alumina:

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit www.globalalumina.com.

For further information, please contact:

Investors:
Michael Cella
Global Alumina
P: 212-351-0000
cella@globalalumina.com

Media:
Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

- More -

Global Alumina

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: anticipated timing of loan borrowings; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure of the Company or its subsidiaries to fulfill the conditions precedent to completion of the joint venture agreements; a failure by the Company or its subsidiaries to complete the preconditions to the drawdowns under the loan; the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES APPROVAL OF JOINT VENTURE AGREEMENTS

TORONTO, ON – March 26, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) today announced that it has approved agreements to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). The Company, through its wholly-owned subsidiary, Global Alumina International Ltd. ("GAI"), will sell a two-thirds interest in the Project to The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") for aggregate proceeds of approximately US$260 million, payable in four installments, indicating in aggregate an equivalent valuation of approximately US$1.91 per outstanding share of the Company. The Company has been advised that all other joint venture parties have also approved the major terms of the joint venture and have agreed to enter into the transaction subject to the finalization of definitive documentation.

The transaction will enable the Company to continue implementation of the Project in accordance with the investment and concession agreement with the Government of Guinea signed in 2004.

"The joint venture to be established by these agreements is one of Global Alumina's most exciting developments in its quest to construct the world's largest green-field alumina refinery in Guinea", stated Bruce Wrobel, CEO of Global Alumina. "Adding the financial and management resources of BHP Billiton, DUBAL and Mubadala, as well as DUBAL and Mubadala's significant need for alumina driven by their aggressive aluminium smelter growth plans and BHP Billiton's strong technical and operational expertise to Global Alumina's highly qualified project development team and the extensive work the team already completed creates a win-win for the success of the prospective joint venture, the refinery project and Global Alumina's shareholders. We look forward to the benefits that this significant step will bring to Global Alumina shareholder value."

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Global Alumina

The joint venture will be effected through a share subscription agreement (the "Subscription Agreement") whereby each of BHP Billiton, DUBAL and Mubadala (the "Subscribers") will subscribe for interests in the shares of Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), presently a wholly-owned subsidiary of GAI. Following closing of the subscription, the ownership structure of Guinea Alumina will be 33⅓% GAI, 33⅓% BHP Billiton, 25% DUBAL and 8⅓% Mubadala.

Completion of the subscription and payment of the approximately US$151.1 million first installment is subject to certain conditions, including formal consent of the Government of Guinea, and will occur within ten days after confirmation by the Subscribers that all conditions precedent to completion are satisfied. The Company expects to satisfy the conditions to completion shortly after signing.

The remaining three installments will be received when specified milestones are met, namely, confirmation of transfer of the Project mining concession from the Company to Guinea Alumina, completion of a bankable feasibility study (including final construction, contracting and financing plans) and receipt of a binding commitment for final debt financing for the Project, all of which the Company expects to occur within this year.

The Company has agreed to place 85% of the subscription proceeds in escrow to fund GAI's future capital contributions into Guinea Alumina and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% of the subscription proceeds freely available to fund ongoing corporate expenses.

The Subscribers, who are also lenders under the US$100 million Loan Facility Agreement, have agreed to extend to March 31, 2007 the date within which to execute the joint venture agreements in order to facilitate finalization. Upon execution of the Subscription Agreement, Guinea Alumina may draw further loan advances under the US$100 million Loan Facility Agreement with the Subscribers to fund costs prior to the completion of the Subscription Agreement. Upon completion of the Subscription Agreement, loans under the Loan Facility Agreement, together with accrued and unpaid interest, will be repaid by shareholder capital contributions, and the Loan Facility Agreement will terminate. To date, Guinea Alumina has borrowed approximately US$49 million under the Loan Facility Agreement.

Guinea Alumina, GAI and the Subscribers will enter into a shareholders' agreement (the "Shareholders' Agreement"), governing management of Guinea Alumina through a board of directors comprised of a maximum of nine directors. GAI and BHP Billiton each will have the right to appoint three directors, DUBAL will have a right to appoint two directors and Mubadala will have the right to appoint one director. BHP Billiton will have the right to nominate Guinea Alumina's Chief Executive and Chief Financial Officers.

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Global Alumina

Guinea Alumina and an affiliate of BHP Billiton will enter into a long-term technical services and support agreement through which BHP Billiton will provide support to Guinea Alumina's development, construction and operation's management.

On March 26, 2007 the board of directors of the Company, on the recommendation of a special committee of independent directors, determined that the Company is in serious financial difficulty, the joint venture agreements and transactions in connection therewith are designed to improve the financial position of the Company and the terms of the joint venture are reasonable under the circumstances of the Company. As a consequence, the transaction is exempt from the valuation requirements and minority shareholder approval requirements applicable to related party transactions under Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions*. The Toronto Stock Exchange ("TSX") has notified the Company that it will review eligibility of the Company for continued listing based on the Company's current financial condition. The Company is confident that completion of the Subscription Agreement will enable the Company to satisfy the TSX's financial condition requirements.

Completion of the Subscription Agreement may occur less than 21 days following the issuance of this press release. In the Company's view, this is both reasonable and necessary in the circumstances as it is experiencing liquidity issues, the exact date of completion is presently unknown and expedited completion of the subscription and related agreements will allow the Company to continue development of the Project.

The joint venture is beneficial to the Company as it preserves the Project's value under the present circumstances and substantially enhances the Project's value through the Subscribers' direct participation in the Project. Financing of the Project with the involvement of the Subscribers is expected to be completed by December 2007. Based on this schedule, alumina production would commence by the middle of 2010.

BHP Billiton is the world's sixth largest producer of primary aluminium, with a total operating capacity in excess of one million tonnes of aluminium, approximately 14 million tonnes of bauxite and four million tonnes of alumina per annum. BHP Billiton is one of the world's largest non-integrated producers of primary aluminum.

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Global Alumina

GLOBAL ALUMINA ANNOUNCES
APPROVAL OF JOINT VENTURE AGREEMENTS.../4

DUBAL is the owner of one of the largest single site aluminum smelters in the western world. DUBAL, which is wholly owned by the Dubai government, produces and exports primary aluminum products to more than 40 countries world-wide. DUBAL is also party to a subscription agreement with the Company dated August 10, 2005, a copy of which is available on the Company's reference page at www.sedar.com.

Mubadala Development Company is a principal investment company wholly owned by the Government of Abu Dhabi, with a mandate to establish new businesses and acquire (wholly or partly) existing businesses either in the United Arab Emirates or abroad. Mubadala invests in a wide range of strategic sectors including energy, utilities, health, real estate, public-private partnerships, basic industries and services.

On execution, a copy of the Subscription Agreement and Shareholders Agreement will be made available on the Company's reference page at www.sedar.com. A material change report containing additional information with respect to the transaction will be available on www.sedar.com within 10 days of this press release.

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Global Alumina

GLOBAL ALUMINA ANNOUNCES
APPROVAL OF JOINT VENTURE AGREEMENTS.../5

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Elynn Wareham
GCI Group
P: 416-486-5910
ewareham@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. Such forward looking information includes: the ability of the Company to satisfy the conditions precedent to the initial closing under the Subscription Agreement and in respect of the three deferred installments; the commencement or outcome of any negotiations with third parties; future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operation and other costs; and business strategies and plans of management.

- More -

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: a failure to enter into the Subscription Agreement; a failure by the Company or its subsidiaries to complete the conditions precedent to the initial closing or subsequent installments under the Subscription Agreement and the Company's inability to negotiate an alternative transaction; the failure by the Company to satisfy the conditions to the drawdowns under the Loan Facility Agreement; the ability of the Company to repay advances under the Loan Facility Agreement if transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the shareholders to approve plans for the development of the Project after completion of a feasibility study no later than September 30, 2007; construction risks such as cost overruns, delays and shortages of labour, materials and equipment; the Company's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's Annual Information Form dated March 29, 2006) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminum or raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's Annual Information Form. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name: GLOBAL ALUMINA CORPORATION

Fiscal year end date used to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i)199,752,544	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)US$1.47	
Market value of class or series	(i) x (ii) =	US$293,636,239.60=
US dollars converted to Canadian dollars at an exchange rate of US$1.00 = Cdn$1.1653 (Bank of Canada noon rate on December 29, 2006)		Cdn$342,174,310(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$342,174,310

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) $14,700

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year
―――――――――――――――――――― =
12

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

APPENDIX A – CORPORATE FINANCE PARTICIPATION FEES

Capitalization	Participation Fee
under $25 million	$600
$25 million to under $50 million	$1,300
$50 million to under $100 million	$3,200
$100 million to under $250 million	$6,700
$250 million to under $500 million	$14,700
$500 million to under $1 billion	$20,500
$1 billion to under $5 billion	$29,700
$5 billion to under $10 billion	$38,300
$10 billion to under $25 billion	$44,700
$25 billion and over	$50,300

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Global Alumina Corporation (the "Company") were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

PricewaterhouseCoopers LLP, Chartered Accountants, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The members of the Audit Committee are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(Signed) BRUCE WROBEL
Chairman and Chief Executive Officer

(Signed) MICHAEL J. CELLA
Chief Financial Officer

March 26, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Auditors' Report

To the Shareholders of
GLOBAL ALUMINA CORPORATION

We have audited the consolidated balance sheets of Global Alumina Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario, Canada
March 26, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

GLOBAL ALUMINA CORPORATION

CONSOLIDATED BALANCE SHEET
As at December 31, 2006 and 2005
(expressed in U.S. dollars)

	2006	2005
Assets		
Current assets		
Cash	$ 10,894,621	$ 71,413,258
Restricted cash (note 7)	—	15,316,955
Prepaid expenses	11,699,433	2,131,217
Due from affiliates and other assets	320,932	35,524
	22,914,986	88,896,954
Construction-in-progress (note 3)	192,295,864	75,836,168
Property, plant and equipment (note 3)	9,490,039	8,644,094
	224,700,889	173,377,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	26,230,473	15,426,923
Loan payable (note 11)	22,310,140	—
	48,540,613	15,426,923
Shareholders' Equity		
Capital stock and other equity (note 4)	238,593,736	201,360,887
Contributed surplus	1,477,886	982,167
Accumulated deficit	(63,911,346)	(44,392,761)
	176,160,276	157,950,293
	224,700,889	173,377,216

Going concern – Note 1

Approved by the Board of Directors

(Signed) BRUCE J. WROBEL
Director

(Signed) MICHAEL J. CELLA
Director

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31, 2006 and 2005
(expressed in U.S. dollars)

	Years ended December 31, 2006	Years ended December 31, 2005	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2006
Other income			
Interest	$ 1,497,830	$ 759,923	$ 2,664,526
Other	207,502	297,497	1,195,230
	1,705,332	1,057,420	3,859,756
Expenses			
Engineering	—	25,178	15,041,729
Professional fees	6,708,540	8,488,390	23,902,590
General and administrative	12,198,010	8,285,347	24,472,905
Amortization	2,317,367	1,526,793	4,335,982
	21,223,917	18,325,708	67,753,206
Loss for the year	(19,518,585)	(17,268,288)	$(63,893,450)
Deficit – Beginning of year	(44,392,761)	(27,124,473)	
Deficit – End of year	$(63,911,346)	$(44,392,761)	
Basic and diluted loss per share (note 6)	$ (0.10)	$ (0.14)	$ (0.40)

Going concern – Note 1

See accompanying notes to consolidated financial statements.

GLOBAL ALUMINA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006 and 2005

(expressed in U.S. dollars)

	Years ended December 31, 2006	Years ended December 31, 2005	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2006
Cash provided by (used in)			
Operating activities			
Loss for the year	$ (19,518,585)	$ (17,268,288)	$ (63,893,450)
Stock options/common stock issued for services (note 4)	495,719	710,682	1,777,884
Amortization	2,317,367	1,526,793	4,335,982
	(16,705,499)	(15,030,813)	(57,779,584)
Changes in non-cash items relating to operating activities			
Prepaid expenses	(9,568,216)	(2,077,390)	(11,694,606)
Due from affiliates and other assets	(285,408)	90,715	(412,871)
Accounts payable and accrued liabilities	10,803,550	11,294,573	26,176,103
Cash used in operating activities	(15,755,573)	(5,722,915)	(43,710,958)
Investing activities			
Acquisition of Aluminpro	—	—	(576,684)
Additions to other assets	(3,163,312)	(9,543,184)	(12,746,375)
Additions to construction-in-progress	(116,459,696)	(69,436,356)	(192,295,864)
Restricted cash	15,316,955	(15,316,955)	—
Payments to affiliates	—	—	(71,099)
Cash used in investing activities	(104,306,053)	(94,296,495)	(205,690,022)
Financing activities			
Proceeds from issuances of common shares	37,232,849	119,883,464	237,789,737
Deferred offering expenses	—	(4,827)	(4,827)
Collection of stock subscription receivable	—	—	4,000
Loan payable	22,310,140	—	22,310,140
Proceeds from affiliates	—	—	196,551
Cash provided by financing activities	59,542,989	119,878,637	260,295,601
Net increase (decrease) in cash during the year	(60,518,637)	19,859,227	10,894,621
Cash – Beginning of year	71,413,258	51,554,031	—
Cash – End of year	$ 10,894,621	$ 71,413,258	$ 10,894,621

See accompanying notes to consolidated financial statements

GLOBAL ALUMINA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(expressed in U.S. dollars)

1. Going Concern and Nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina is pursuing this initiative through its wholly owned subsidiaries, Global Alumina International, Ltd. and Guinea Alumina Corporation, Ltd., both British Virgin Islands companies, and its Guinean subsidiary, Guinea Alumina Corporation, S.A.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

However, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction activities and capital raising and financing initiatives, including a proposed joint venture transaction with certain parties (as described under Note 11 "Framework Agreement").

There is no assurance that these initiatives will be successful and as a result there is substantial doubt regarding the going concern assumption. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write–downs of the carrying values.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of Global Alumina Corporation and its direct and indirect wholly owned subsidiaries, Aluminpro Aluminium Industry Professionals Inc., Global Alumina Services Company, Global Alumina International, Ltd., Guinea Alumina Corporation, Ltd. and Guinea Alumina Corporation, S.A. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income taxes

The company uses the asset and liability method of accounting for income taxes, under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates or laws is recognized as part of the provision for income taxes in the period the changes are considered substantively enacted.

Future income tax benefits attributable to these differences, if any, are recognized to the extent that the realization of such benefits is more likely than not.

Foreign currency translation

Reporting currency

The consolidated financial statements are presented in U.S. dollars (the reporting currency).

(expressed in U.S. dollars)

The financial statements of the company's fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Monetary items are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, with corresponding amortization translated at the same exchange rates as the assets to which they relate. Revenues and expenses are translated into U.S. dollars at the rates of exchange prevailing when the underlying transactions occurred. Foreign exchange gains or losses on translation are recognized in the consolidated statements of operations.

Foreign currency transactions and balances

The U.S. dollar is the measurement currency of the company. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

Basic and diluted earnings per share

Basic earnings/(loss) per share is computed by dividing earnings/(loss) for the year by the weighted number of common shares outstanding during the year. Diluted earnings/(loss) per share is computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings/(loss) per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the year. Potential common shares represent the common shares issuable upon the exercise of stock options or warrants. Potential common shares are excluded from the calculation if their effect is antidilutive.

Development costs

The company follows the provisions of Accounting Guideline No. 11 (AcG-11), "Enterprises in the Development Stage," of The Canadian Institute of Chartered Accountants (CICA) Handbook. Development costs are capitalized only if they meet the following criteria: the product or process is clearly defined and costs attributable thereto can be defined; the technical feasibility of the process has been established; management of the company has indicated its intention to produce and market the process; the future market has been clearly defined; and adequate resources exist, or are expected to be available, to complete the project. As at December 31, 2006, the company has determined that it did not meet all of these criteria. Accordingly, all development costs have been expensed.

Property, plant and equipment

Property, plant and equipment comprise construction-in-progress, leasehold improvements, motor vehicles and equipment and are recorded at carrying values less amortization. The company's policy is to recognize 50% of the amortization charge in the year of addition to construction equipment, motor vehicles and equipment. Leasehold improvements are amortized on a straight-line basis over the life of the related lease. The other capital assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Motor vehicles	30%
Construction equipment	20%
Equipment	30%

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with CICA Handbook Section 3063, "Impairment of Long-lived Assets." Under that standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available. Future amortization will be charged based on the post-impairment carrying value.

Beginning October 1, 2004, in accordance with CICA Handbook Section 3061, "Property, Plant and Equipment," the company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery is available for commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

a) a change in the extent to which the project asset is expected to be used;

b) a change in the manner in which the project asset is expected to be used;

c) a construction interruption for an extended period of time;

(expressed in U.S. dollars)

d) physical damage; and

e) a change in law or the environment which significantly affects completion.

Stock option plans

The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in general and administrative expenses in the consolidated statements of operations and as contributed surplus within capital stock on the consolidated balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

3. Property, plant and equipment

	2006		
	Cost	Accumulated amortization	Net
Motor vehicles	$ 622,331	$ 185,163	$ 437,168
Construction equipment	10,442,833	2,677,537	7,765,296
Equipment	484,310	165,918	318,392
Leasehold improvement	1,196,902	227,719	969,183
Construction-in-progress	192,295,864	—	192,295,864
	$205,042,240	$3,256,337	$201,785,903

	2006		
	Cost	Accumulated amortization	Net
Motor vehicles	$ 276,846	$ 50,287	$ 226,559
Construction equipment	8,166,265	816,627	7,349,638
Equipment	299,306	48,376	250,930
Leasehold improvement	840,647	23,680	816,967
Construction-in-progress	75,836,168	—	75,836,168
	$ 85,419,232	$ 938,970	$ 84,480,262

4. Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 203,752,544 and 177,682,746 shares as at December 31, 2006 and 2005, respectively.

	Number of common shares		Number of warrants		Total
Balance – January 1, 2005	118,244,623	$ 77,488,786	33,050,000	$ 3,988,638	$ 81,477,424
Shares issued in private placements	57,222,222	117,150,437	—	—	117,150,437
Warrants exercised during the 2005 year	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance – December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Shares cancelled during the 2006 year	(94,601)	—	—	—	—
Warrants exercised or expired during the 2006 year	26,164,399	41,056,998	(28,043,249)	(3,824,149)	37,232,849
Balance – December 31, 2006	203,752,544	238,593,736	2,790,850	—	238,593,736

b) During the year ended December 31, 2006, a total of 26,164,399 (2005 – 2,215,901) warrants were exercised for proceeds of $37,232,849 (2005 – $2,733,026) and an additional 1,878,850 warrants expired unexercised. Details of the 2,790,850 share purchase warrants issued and outstanding as at December 31, 2006 are as follows:

Number of shares exercisable	Expiry date	Exercise price
2,790,850	February 3, 2008	$1.00

(expressed in U.S. dollars)

Stock options

The Company has a stock option plan (the "Plan") which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of stock options. Ten million common shares have been reserved for issuance under the Plan. Stock options granted under the Plan are limited to a maximum term of ten years. During 2006, the following awards were made. On March 7, 2006, a total of 45,000 options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. On December 11, 2006, a total of 1,975,000 options were granted with an exercise price of $1.00, a vesting period over three years and a maximum term of five years. During 2005, a total of 1,307,500 options, net of cancellations, were granted.

Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted during the year ended December 31, 2006 was estimated to be $662,333 (2005 – $1,066,654). Expenses in the amount of $495,719 and $710,682 have been recognized for the years ended December 31, 2006 and 2005, respectively. No stock options have been exercised as of December 31, 2006 and the unvested unamortized fair value of stock options granted amounts to $838,446 (2005 – $671,833).

The Black-Scholes model was developed for use in estimating the fair value of traded stock options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected share price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the awards for the year ended December 31, 2006 were as follows:

Risk-free interest rate	4.75%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

A summary of the status of the Company's plan is as follows:

	Number of stock options	Weighted average exercise price
Outstanding – December 31, 2005	2,345,500	$1.80
Forfeited	(3,000)	2.13
Granted in the year ended December 31, 2006	2,020,000	1.02
Outstanding – December 31, 2006	4,362,500	1.44
Exercisable – December 31, 2006	1,470,833	1.66

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding as at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding as at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price
$1.50	1,010,000	2.4 years	$1.50	1,010,000	2.4 years	$1.50
1.52	25,000	2.7 years	1.52	25,000	2.7 years	1.52
2.50	750,000	3.2 years	2.50	250,000	3.2 years	2.50
1.40	482,500	3.6 years	1.40	160,833	3.6 years	1.40
1.57	75,000	3.9 years	1.57	25,000	3.9 years	1.57
1.75	45,000	4.2 years	1.75	—	—	—
1.00	1,975,000	4.9 years	1.00	—	—	—

5. **Income taxes**

The Company's income tax provision (recovery) has been calculated as follows:

	2006	2005
Loss for the year	$(19,518,585)	$(17,268,288)
Income tax (recovery) provision at combined Canadian federal and provincial statutory rates	(6,847,723)	(6,064,623)
Current year losses not recognized	6,174,069	6,260,681
Permanent differences	181,131	—
Increase in valuation allowance	492,523	(196,058)
Provision for (recovery of) income taxes	$ —	$ —

(expressed in U.S. dollars)

The following summarizes the principal temporary differences and the related future income tax effect:

	2006	2005
Capital assets	$ 4,272,000	$ 4,271,000
Non-capital losses carried forward	2,913,000	3,049,000
Reorganization costs	1,193,000	1,382,000
Net future income tax asset	8,378,000	8,702,000
Valuation allowance	(8,378,000)	(8,702,000)
Net future income tax asset recorded	$ —	$ —

As at December 31, 2006, the Company has Canadian non-capital losses that expire as follows:

Year of expiry	
2014	$ 936,000
2015	3,786,000
2016	3,267,000

6. Loss per share

The computations for basic loss per share are as follows:

	2006	2005
Net loss for the year	$(19,518,585)	$(17,268,288)
Weighted average number of common shares	198,000,000	127,340,000
Loss per common share	(0.10)	(0.14)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting years.

7. Commitments

The Company has entered into operating lease arrangements for its leased premises. For the year ended December 31, 2006, the total amount paid under these operating leases was $360,637 (2005 – $108,724). The Company's commitments for the operating lease for the next five years are as follows:

	Year ending December 31,
2007	$ 695,367
2008	698,524
2009	698,524
2010	698,524
2011	523,893
Total	$3,314,832

The commitment amounts have not been reduced by the sublease income earned by the Company, as disclosed in note 9.

The Company entered into a letter of credit arrangement on May 5, 2006 to help finance the continued construction of the refinery. The terms and conditions of this facility included a restriction imposed on the Company to maintain cash on hand equal to 105% of the outstanding amount on the letter of credit. The facility expired on October 21, 2006.

From time to time, the Company enters into employment contracts with its senior executives that reflect standard commercial terms, including employment guarantees, in the alumina industry.

8. Segmented information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. As at December 31, 2006, the Company's total property, plant and equipment amounted to $201,785,903, consisting of construction-in-progress of $192,295,864 and other assets of $9,490,039, nearly all of which are located in the Republic of Guinea.

(expressed in U.S. dollars)

9. Related party transactions

During the year ended December 31, 2006, the Company had the following related party transactions:

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the Company's proposed alumina refinery in the Republic of Guinea and all ancillary infrastructure (the "Project"). The Company and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Company had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on Project related milestones (being the ratification of the mining concession and the signing of the DUBAL subscription agreement) being achieved. Both milestones were achieved and the associated incentive fees were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The total payments including the monthly retainer and incentive fees for the year ended December 31, 2006 amounted to $996,000 (2005 – $1,270,000).

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the year ended December 31, 2006 were approximately $55,000.

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is wholly-owned by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Company. The Company and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Company has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Company had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement.

The total payments attributable to the Herakles Agreement for the year ended December 31, 2006 amounted to approximately $208,000 (2005 – $1,181,000).

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total payments for the year ended December 31, 2006 amounted to approximately $407,000 (2005 – $218,000). In addition, the President of Sithe Global provides consulting services to the Company at a rate of $15,000 per month. The total payments for the year ended December 31, 2006 amounted to $180,000 (2005 – $150,000).

In prior years, the Company had an agreement to reimburse Herakles for occupancy expenses. For the year ended December 31, 2006, the Company reimbursed Herakles $nil (2005 – $215,000). This arrangement terminated when the Company moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Company for the year ended December 31, 2006 amounted to approximately $628,000 (2005 – $96,000).

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for Dubai Aluminium Company Limited ("DUBAL") and Dr. Abdulrahman Al Awar, a director of the Company, is Chief Risk Officer for DUBAL. DUBAL and the Company are parties to a subscription agreement dated August 10, 2005 (the "DUBAL Subscription Agreement"), and DUBAL and the Company's subsidiary, Guinea Alumina Corporation S.A., are parties to an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project. DUBAL and the Company are also parties to each of the Framework Agreement and the Loan Facility Agreement (as defined and described under Note 11).

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005.

On October 27, 2006, Herakles, a related party, provided the Company with an interest-free loan of approximately $177,000 (the "Herakles loan"), to facilitate the payment of project-related commitments which came due prior to the execution of the loan facility agreement. The Herakles loan was repaid by the corporation in full on November 8, 2006.

Amounts due from affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

10. Financial instruments

Fair value of financial instruments

The Company's financial instruments include cash, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values

Interest rate exposure

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. As at December 31, 2006, the outstanding loan payable in current liabilities is subject to an interest rate of 8.8%.

Foreign currency risk

The Company is exposed to foreign currency translation risk due to cash and accounts payable denominated in Canadian dollars and Guinean francs. As at December 31, 2006, assets consisting principally of cash and cash equivalents denominated in Canadian dollars totalled $13,905 (2005 – $15,435) and in Guinean francs totalled $185,582 (2005 – $176,395). The Company does not enter into arrangements to hedge its foreign currency risk.

11. Framework agreement Loan Agreement

On November 2, 2006, the Company entered into an agreement (the "Framework Agreement") pursuant to which the Company, Global Alumina International, Ltd. ("GAI"), a wholly-owned subsidiary of the Company, Guinea Alumina Corporation, Ltd. ("GAC"), a wholly-owned subsidiary of GAI, BHP Billiton Aluminium Company Limited, The Broken Hill Proprietary Company (Pty) Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") agreed to enter into exclusive negotiations to form a joint venture to develop and operate the Company's alumina refinery project in the Republic of Guinea (the "Project"). On November 2, 2006, GAC entered into a $100 million secured loan facility agreement (the "Loan Facility Agreement"), as borrower, with BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL, and Mubadala.

The Loan Facility Agreement provides interim financing of up to $100 million to fund Project expenditures incurred up to the date the joint venture agreements are finalized. The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purposes. The Company and GAI are guarantors under the Loan Facility Agreement. The facility is currently secured by a pledge by GAI of its shares of GAC. The facility bears interest at a rate of 8.8% per annum. Interest will accrue until the maturity date of the facility. If the parties are unable to agree on the definitive agreements contemplated under the Framework Agreement, amounts advanced under the Loan Facility Agreement are required to be repaid prior to May 31, 2007. At December 31, 2006 GAC had drawn down the Loan Facility Agreement by $22,072,845.

The original date by which the parties had to enter into the definitive agreements contemplated under the Framework Agreement was November 30, 2006. There have been several extensions of this date, which is now set for March 31, 2007.

Upon execution of definitive agreements contemplated under the Framework Agreement, the Company will become eligible to draw further funds under this Agreement until completion of the joint venture transaction.

Subsequent events

Subsequent to year end, in accordance with the terms of the Loan Facility Agreement GAC has drawn down a further $26,626,836.

On March 26, 2007 the Company approved entering into the joint venture agreements with BHP Billiton, DUBAL and Mubadala (the "Subscribers") under which the Company will retain a one-third interest in GAC and will sell a two-thirds interest in GAC for aggregate proceeds of approximately US$260 million. Completion of the transaction is subject to a number of conditions, including formal consent of the Government of the Republic of Guinea.

The joint venture will be effected through a share subscription agreement which will provide for the purchase by the Subscribers of fractional interests in the shares of GAC. GAC, GAI and the other Subscribers also will enter into a shareholders' agreement which will provide for governance and management of GAC.

Costs incurred in connection with the proposed transaction that are direct and incremental in nature amount to $885,377 and have been deferred as a prepaid expense on the balance sheet. Upon consummation of the transactions described in the Framework Agreement, the deferred costs will be recognized as part of the related components of the transaction.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

13. Contingent liability

There is litigation outstanding that management believes is without merit. Any financial statement impact will be reflected in the year of settlement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2006, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is March 26, 2007.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following: expectations regarding the financing of the Project (as defined below) and the sources of financing including the anticipated completion of the transactions contemplated by the Subscription Agreement (as defined below); the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure to execute the Subscription Agreement or to complete the transactions contemplated thereby and the Corporation's inability to negotiate an alternative transaction; the failure by the Corporation to satisfy the conditions to the drawdowns under the Loan Facility Agreement (as defined below); the Corporation may not be able to secure sufficient financing to address its current liquidity issues and continue with the development and construction of the Project; the ability of the Corporation to repay advances under the Loan Facility Agreement if transactions contemplated by the Subscription Agreement are not completed; the current political unrest in the Republic of Guinea and the political and economic risks of investing in a developing country; the failure of the joint venture parties to approve plans for the development of the Project after completion of a feasibility study no later than September 30, 2007; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; price volatility of alumina, aluminium or raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

Global Alumina's business was originated and carried on by its predecessor, GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999, until

May 25, 2004 when GAPCO completed a share exchange transaction by plan of arrangement with PL Internet Inc., which changed its name to Global Alumina Products Corporation and continued on May 26, 2004 as a New Brunswick corporation upon filing articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA"). The Corporation changed its name to Global Alumina Corporation effective as of April 29, 2005 upon filing articles of amendment under the NBBCA. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro")).

Global Alumina's business is the development, construction and operation of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine, power plant, port, railway, road and other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina currently operates through its wholly-owned subsidiary, Global Alumina International, Ltd. ("GAI") (formerly GAPCO), a British Virgin Islands corporation, which in turn wholly owns Guinea Alumina Corporation, Ltd. ("Guinea Alumina") (formerly Boké Alumina Corporation, Ltd.), also a British Virgin Islands corporation, and its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company") (formerly Boké Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina. From its inception on July 21, 1999 through December 31, 2006, Global Alumina has incurred a cumulative deficit of $63,911,346.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation, Guinea Alumina and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants Guinea Alumina and the Project Company exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. On May 16, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement. At the request of the Corporation, the Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. See "Loan Facility Agreement".

Alumina Sale and Purchase Agreements

On September 30, 2005, the Project Company and DUBAL entered into a twenty year purchase and sale agreement (the "DUBAL Off-take Agreement") on a take or pay basis for 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange.

On January 24, 2006, the Project Company and Glencore International AG ("Glencore") entered into a twenty year purchase and sale agreement on a take or pay basis for 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") to enter into good faith negotiations for the purchase of up to 25% of the proposed refinery's expected annual production. See "Recent Developments – Off-take Agreements".

On October 30, 2001, GAPCO granted an option (the "Marubeni Option") to Marubeni Corporation ("Marubeni") to enter into good faith negotiations for the purchase of up to 20% of the proposed refinery's expected annual production. This agreement was amended in 2006. See "Recent Developments – Off-take Agreements".

Recent Developments

A. Financial Hardship

On March 26, 2007 the board of directors of the Corporation, on the recommendation of a special committee of independent directors constituted to consider the joint venture Transaction (defined below) and the availability of certain exemptions under the Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions*, made the determination that the Corporation is in serious financial difficulty. The board also determined that the Transaction is designed to improve the financial position of the Corporation and the terms of the Transaction are reasonable under the circumstances of the Corporation.

The Corporation is a start-up entrant in a highly concentrated industry pursuing a high risk venture requiring approximately $3 billion in investment. At this stage, the Corporation is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and to fund capital expenditures. The Corporation has had to reduce its expenditure rate by approximately 35% in order to conserve cash. As a consequence, Project development has slowed to a pace just enabling the Corporation to meet its obligations to the Government of Guinea under the Basic Agreement and Mining Concession. The Corporation's cash requirements are being met almost entirely from advances under the $100 million secured loan facility agreement entered into on November 5, 2006 (the "Loan Agreement"). Pursuant to the Loan Agreement, approximately $49 million of the facility has been advanced to date. All amounts owing under the Loan Agreement would have become repayable with accrued and unpaid interest on May 31, 2007 if the Transaction negotiations had failed.

The Corporation's financial difficulties were due primarily to the challenges the Corporation encountered in its recent efforts to raise further equity financing. First, the significant worldwide escalation of costs relating to construction and development in resource based industries arising from current global economic conditions has caused an upward revision of the projected costs of development of the Project since its inception. Second, consolidation in the aluminium industry has resulted in a reduction in the number of strategic investors available to the Corporation. Third, major investors stated a preference, for tax and other reasons, to invest directly at the Project level. Fourth, current market prices for the Corporation's shares have not reflected, in management's view, an appropriate valuation of the Project.

Upon Completion (defined below), the Subscribers (defined below) under the Subscription Agreement (defined below) will make an initial payment of approximately $151.1 million, and subject to Guinea Alumina achieving certain future milestones, will make three additional payments totalling $108.9 million (bringing the total subscription price to $260 million) in exchange for a two-thirds interest in Guinea Alumina. The Corporation has agreed to place 85% of the purchase price in escrow to fund future capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement, leaving approximately 15% freely available to fund ongoing corporate expenses.

Also upon Completion, the shareholders of Guinea Alumina will make pro rata capital contributions sufficient to repay amounts outstanding, including accrued and unpaid interest, under the Loan Agreement (except that Global Alumina will contribute 100% of amounts required to repay borrowings incurred to pay corporate costs). The aggregate expected proceeds of $260 million are expected to provide the Corporation with sufficient capital to fund its one-third share of approximately $750 million of future Project equity requirements. The Transaction is beneficial to the Corporation in that the value of the Project will be preserved under the present circumstances and enhanced through the participation of the Subscribers.

B. Joint Venture Transaction Summary

Summary of Subscription Agreement

On March 26, 2007, the Corporation, GAI, Guinea Alumina, The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala" and, together with BHP Billiton and DUBAL, the "Subscribers") agreed to enter into a subscription agreement (the "Subscription Agreement", and together with the Shareholders' Agreement (defined below) and the related agreements described below, the "Transaction") under which the Subscribers agree to subscribe for, and Guinea Alumina agrees to issue, fractional interests in the equity capital of Guinea Alumina. Each of BHP Billiton, DUBAL and Mubadala will subscribe for such fractional interests resulting in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala. The Corporation has been advised that the other joint venture parties have also approved the major terms of the joint venture subject to the finalization of definitive documentation. The Corporation expects that execution of the Subscription Agreement will occur in the next few days. This management's discussion and analysis assumes that the Subscription Agreement has been signed as of the date hereof.

Pursuant to the Subscription Agreement, the Subscribers will pay GAI on completion of the initial subscription ("Completion") a combined initial subscription price of approximately $151.1 million. Within five business days of the earlier of the date of confirmation of transfer of the Mining Concession from the Corporation to the Project Company and receipt by the Project Company of a binding commitment for final debt financing of the Project, the Subscribers will pay GAI a combined first deferred subscription price of approximately $42.22 million. Within five business days of the earlier of ten business days after the completion of a bankable feasibility study (including construction and contracting and financing plans) with respect to the Project and June 30, 2007, the Subscribers will pay a combined second deferred subscription price of approximately $33.33 million provided such payment shall not be made until the requirements for the first deferred subscription price are met. Within five business days of the date of receipt by the Project Company of a binding commitment for final debt financing of the Project, the Subscribers will pay GAI an additional combined third deferred subscription price of approximately $33.33 million. The interests and associated payments are summarized in the following table.

Party	Fractional Interests	Completion Payment	First Deferred Payment	Second Deferred Payment	Third Deferred Payment	Total
GAI	1,000,000	—	—	—	—	—
BHP Billiton	1,000,000	$ 80 million	$ 20 million	$ 20 million	$ 20 million	$140 million
DUBAL	750,000	$ 51.11 million	$17.22 million	$ 8.33 million	$ 8.34 million	$ 85 million
Mubadala	250,000	$ 20 million	$ 5 million	$ 5 million	$ 5 million	$ 35 million
Total	3,000,000	$151.11 million	$42.22 million	$33.33 million	$33.34 million	$260 million

GAI has agreed to place 85% of each payment amount into a secured escrow account, the use of which is restricted to GAI's capital calls under the Shareholders' Agreement (as defined below) and any warranty and indemnity obligations that may arise under the Subscription Agreement.

Conditions Precedent to Completion

Completion will occur within 20 days following execution of the Subscription Agreement, provided that the Subscribers have confirmed that all conditions precedent to Completion, including consent to the Transaction of the government of the Republic of Guinea, have been satisfied. The conditions precedent must be completed within 90 days of execution of the Subscription Agreement. The Corporation expects to satisfy the conditions to Completion shortly after execution of the Subscription Agreement; however, there can be no assurance the conditions precedent to Completion will be satisfied.

Additional Provisions

Under the Subscription Agreement, GAI has agreed to indemnify the Subscribers against, among other things (i) the claim of a third party to obtain share capital of Guinea Alumina, GAI or the Corporation, (ii) the claim of such third party to an entitlement to purchase alumina from the Project, (iii) any claim of such third party brought against the Subscribers for interference in the exercise of its rights under (i) and (ii) above, (iv) the failure of the Corporation and its subsidiaries to satisfy any requirements with respect to the Mining Concession or its transfer to the Project Company and (v) certain tax indemnities with respect to any liabilities arising from the previous tax treatment of GAI. All of the obligations of GAI under the Subscription Agreement are unconditionally guaranteed by the Corporation.

Any Subscriber can terminate the Subscription Agreement by notice prior to Completion if (i) GAI fails to perform its obligations in any material respect or an event of default occurs under the Loan Facility Agreement prior to that time, (ii) the warranties under the agreement were materially inaccurate when given, (iii) there is a change in the business of the Project resulting in more than $10 million in reduction of value of GAI, the Corporation and Guinea Alumina, as a whole, or affecting the Project's general viability and (v) if the conditions precedent set out in the Subscription Agreement are not completed within 90 days after execution of agreement.

Summary of Shareholders' Agreement

On Completion, GAI, Guinea Alumina and the Subscribers will enter into a shareholders' agreement (the "Shareholders' Agreement") to govern management of Guinea Alumina and the Project. Guinea Alumina's board of directors will hold overall responsibility and control over management of Guinea Alumina and the Project, and will have a maximum of nine directors: GAI will have the right to appoint three directors; BHP Billiton will have the right to appoint three directors; DUBAL will have the right to appoint two directors; and Mubadala will have the right to appoint one director. BHP Billiton will have the right to appoint Guinea Alumina's chief executive and chief financial officers.

Voting Provisions

The voting entitlement of the directors appointed by each party at all times equals the aggregate proportionate shareholdings of the appointing shareholder. Certain fundamental issues will require unanimous board approval, and certain other major issues will require a super-majority board vote of 76%.

Development Plan

The Project management team will conduct a bankable feasibility study for the Project, including identification and implementation of any front-end engineering and design improvements, preparation of the Project's construction and contracting, and financing plans. The study will be submitted to Guinea Alumina's board of directors for approval no later than September 30, 2007 (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost to construct the Project, the financing plan and an operating plan.

The board of Guinea Alumina will consider the Development Plan and may approve it by either (i) unanimous resolution of the directors or (ii) the affirmative vote of all the directors appointed by any three shareholders. If one of the shareholders does not approve the Development Plan at that time (a "Non-Approving Shareholder"), the Non-Approving Shareholder may notify Guinea Alumina of its election to approve the Development Plan any time prior to January 31, 2008 at which time the shareholder will cease to be a Non-Approving Shareholder.

A Non-Approving Shareholder and its appointed directors may not vote on any resolution at any general meeting or board meeting of Guinea Alumina (other than with respect to matters requiring a unanimous resolution). Persons appointed by the Non-Approving Shareholder to the management of the Project Company, will be immediately removed from office. The Non-Approving Shareholder may not dispose of its interests in the Project, except to another shareholder or to a third party that has approved the Development Plan in which case the other shareholders may exercise their pre-emptive right but must do so within 21 days.

The Non-Approving Shareholder will not be required to provide capital (whether debt or equity) to the Project as may otherwise be required, but will not be entitled to exercise any rights of pre-emption under the Shareholders' Agreement.

A Non-Approving Shareholder will have the option exercisable by notice given to each of the other shareholders to return to Project participation upon a re-entry payment proportionate to the additional funds contributed by the other shareholders since the Non-Approving Shareholder failed to approve the Development Plan plus an additional amount depending on when the re-entry is effected. This option may be exercised by the Non-Approving Shareholder at any time up to and including the date that falls five business days prior to the date of final debt funding of the Project.

If the Non-Approving Shareholder does not exercise the re-entry option, the Non-Approving Shareholder will be deemed to have offered to sell all of its interest in the Project to the remaining shareholders.

Financing

Upon Completion: BHP Billiton, DUBAL and Mubadala will subscribe and make the initial payment for fractional interests in Guinea Alumina; the shareholders will immediately approve a distribution of initial subscription funds to GAI; and the shareholders will make capital contributions sufficient for Guinea Alumina to repay all amounts outstanding, including accrued and unpaid interest, under the Loan Agreement.

Guinea Alumina intends to raise up to approximately $2 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the Subscribers may also participate in the Project lending syndicate. Management believes that BHP Billiton's direct participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process.

Allocation of Alumina Production

The Shareholders' Agreement contemplates that the Project Company will enter into an off-take agreement, on similar terms and at the same price, with each shareholder for its proportionate share of all available alumina production from the Project. Alumina commitments under the pre-existing off-take agreements with Glencore for 420,000 tonnes per year and DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement (see "Off-take Agreements" below) will be allocated from GAI's shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements.

Material Breach

Material breach under the Shareholders' Agreement means a shareholder failing to provide capital under the Shareholders' Agreement, failing to comply with any material obligation under the Shareholders' Agreement, failing to make payment pursuant to an off-take agreement with the Project Company, or becoming insolvent.

In such circumstances, a defaulting shareholder and its appointed directors may not vote on any matter. A defaulting shareholder may not dispose of its shares in Guinea Alumina or exercise the pre-emptive rights provided by the Shareholders' Agreement. In the event that such breach is not cured prior to the expiry of the applicable cure period, such a defaulting shareholder will be deemed to have served an offer on each other shareholder to sell all of its interests in the Project. The price for such shareholder's interests will be the lower of: (a) the aggregate of: (i) in the case of the Subscribers, the consideration paid by such shareholder or, in the case of GAI, $80,000,000; and (ii) the aggregate of all amounts advanced by the defaulting shareholder to Guinea Alumina up to that date; and (b) 90 per cent of the fair market value of the relevant interests in the Project, and such defaulting shareholder's off-take rights (taken as a whole), where the fair market value is determined by an independent expert.

Change of Control

If a controlling interest is acquired in any shareholder, other than a publicly listed corporation, the other shareholders have the right, exercisable within 45 days, to make an offer to purchase all (but not some) of the interests of such shareholder in the Project.

The Corporation will be deemed to cease to be a publicly listed corporation for the purposes of the Shareholders' Agreement in the event that it or any of its affiliates (other than Guinea Alumina or its subsidiaries) engages in any business that is not located and operating solely in the Republic of Guinea and that is not confined to the natural resources, infrastructure or related service industries, other than any business conducted as at the date of the Shareholders' Agreement.

Restrictions and Requirements Regarding Transfer of Interests

Unless otherwise agreed in writing by the shareholders, a shareholder of Guinea Alumina may not dispose of all or any of its interests in the Project except by a transfer of the entire legal and beneficial interest in such interests to a transferee permitted by the Shareholders' Agreement. A shareholder may transfer its interest in the Project to an affiliate and, in the case of DUBAL and Mubadala only, to an affiliate of either of them. In the case of a transfer to an affiliate, the shareholder will be jointly and severally liable with such affiliate for all obligations under the Shareholders' Agreement.

A shareholder is also permitted to transfer its interest in the Project to a third party where a *bona fide* written offer for the Project interests has been made.

Before the selling shareholder transfers its interests in the Project it must give a notice in writing to all shareholders that it has received a *bona fide* offer from another shareholder or a third party. Any such offer must be in writing, for *bona fide* cash consideration or consideration readily convertible to cash, and expressly subject to the condition precedent that all necessary authorisations are obtained. The other shareholders then have the right to purchase the interests of the selling shareholder on the same terms within 30 days.

If at any time the shareholding percentage of any shareholder falls below five per cent, that shareholder will be deemed to offer to sell all (but not some) of its interests in the Project.

Summary of Ancillary Agreements

Pursuant to the Subscription Agreement, the Corporation has agreed to escrow a portion of the subscription funds and will execute an escrow agreement and related security agreement requiring the maintenance of a separate account with the escrow bank and a security interest in the account. The Corporation and GAI will pay into the escrow account 85% of the subscription price received pursuant to the Subscription Agreement, all investments acquired with escrow account funds and any interest from the escrow account balance.

On Completion, the Project Company and an affiliate of BHP Billiton will enter into a ten-year agreement under which BHP Billiton will provide technical services and support to the Project (the "Technical Services Agreement"). BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of $30 million for the period up to mechanical completion of the Project payable in 16 equal quarterly instalments of $1,875,000 beginning on the last day of June; (ii) $3.00 per tonne of alumina produced by the Project (as adjusted) up to the fifth anniversary of the Project being operational; and (iii) $2.50 per tonne of alumina produced by the Project (as adjusted) thereafter.

At the same time, the Project Company and Aluminpro will enter into a services agreement (the "Services Agreement") in connection with the Project. Pursuant to the Services Agreement, Aluminpro will provide additional services to the Project as requested, including of a technological support nature in connection with the design, construction and operation of the Project.

On Completion, the Project Company, Global Alumina, GAI and Aluminpro will enter into an intellectual property rights deed of transfer which provides for the assignment by Global Alumina, GAI and Aluminpro of all their intellectual property rights, business information and goodwill related to the Project to the Project Company. The Project Company, Guinea Alumina, Global Alumina and GAI will similarly enter into an asset transfer agreement which provides for the assignment by the Corporation and GAI of certain tangible assets related to the Project to the Project Company.

Framework Agreement

Effective as of November 2, 2006, Global Alumina, GAI and Guinea Alumina and the Subscribers entered into an agreement (the "Framework Agreement") to enter into exclusive negotiations to acquire an interest in Guinea Alumina and participate directly in development of the Project. On the same date, the Corporation, GAI and Guinea Alumina entered into the Loan Facility Agreement with the Subscribers and certain of their affiliates in order to fund the Corporation and its subsidiaries during the Transaction negotiation process.

Under the Framework Agreement, the parties agreed to use reasonable efforts to execute and deliver the Transaction agreements. The discussions ultimately resulted in the agreement to enter into the Subscription Agreement, the Shareholders' Agreement and related documents.

Under the Framework Agreement, DUBAL has agreed not to subscribe for additional subscription shares of the Corporation under the DUBAL Subscription Agreement (as defined below) prior to June 30, 2007.

Loan Facility Agreement

Effective as of November 2, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL, and Mubadala (collectively, the "Lenders") entered into a $100 million secured loan facility agreement (the "Loan Facility Agreement"). The Loan Facility Agreement was intended to provide interim financing of up to $100 million to fund Project expenditures incurred up to the date the parties enter into definitive Transaction agreements. The facility is secured by a pledge by GAI of its shares of Guinea Alumina. The facility bears interest at a rate of 8.8% per annum which accrues until the maturity date of the facility.

Under the Loan Facility Agreement, the Corporation and its subsidiaries may not: create or allow to exist any security interest on any of its assets other than as specified in the Loan Facility Agreement; redeem or otherwise repurchase or repay any of its share capital or issue any shares, or permit its subsidiaries to do any of the foregoing, other than as specified in the Loan Facility Agreement; incur any financial indebtedness other than as permitted by the Loan Facility Agreement; declare, make or pay any dividend on or in respect of its share capital, or permit its subsidiaries to do any of the foregoing, other than as specified in the Loan Facility Agreement; carry on any business or own any assets other than in connection with the shares it holds in its respective subsidiary or in performance of the transaction agreements and other agreements listed in the Loan Facility Agreement; or enter into any material transaction with any person otherwise than on arm's length terms and for full market value otherwise than as specified in the Loan Facility Agreement.

Outstanding amounts under the Loan Facility Agreement may become immediately repayable upon the occurrence of an event of default including: non-payment of amounts owing under the facility; a misrepresentation under the Loan Facility Agreement; defaults under any other financial indebtedness; the insolvency of the Corporation or one of its subsidiaries; the Corporation or one of its subsidiaries ceasing to carry on business; a change of control of the Corporation (generally, the acquisition of beneficial ownership of 33.33% of voting securities or the ability to elect a majority of the board) or the Corporation or its subsidiaries failing to hold all of the shares of their respective direct subsidiaries; a governmental expropriation of any assets which would be reasonably likely to result in a material adverse effect; and any objection of the Government of Guinea to any of the Transactions contemplated under the Loan Facility Agreement, the Framework Agreement or the Transaction agreements, unless such objection is remedied within ten business days.

On November 7, 2006, the Corporation completed the conditions precedent to the drawdown of $20 million of the facility (the "First Advance"). On December 22, 2006, the Corporation completed the conditions precedent to the drawdown of an additional $30 million of the facility (the "Second Advance"). The balance of the facility is available for subsequent borrowings (the "Subsequent Advances") upon satisfaction of certain conditions precedent, including: execution of each of the Transaction agreements; all governmental approvals or authorizations required with respect to the Transaction; the delivery of an approved business plan related to the Project; and the termination of the DUBAL Subscription Agreement or the written consent of DUBAL to the transactions contemplated under the Transaction agreements. To date, the Corporation has drawn down virtually all of the First Advance and Second Advance in multiple instalments aggregating $48,699,681. There is no assurance the Corporation will be able to satisfy all or any of the conditions precedent and draw down on the Subsequent Advances.

The proceeds of the facility may only be applied to the payment of approved Project costs and may not be used for any other purpose, except as may be permitted by the Lenders.

Guinea Alumina must repay the loan in full on May 31, 2007 if the Transaction agreements have not been entered into by March 31, 2007 or such later date as may be agreed by all the lenders and Guinea Alumina. In respect of the Subsequent Advances (which are only available after the Transaction agreements are entered into) the loan must be repaid on the date of Completion.

A copy of the Loan Facility Agreement has been filed under the Corporation's reference page at www.sedar.com.

C. *Off-take Agreements*

Under the Mitsubishi Option, after the date on which the Corporation has secured binding written commitments for the purchase of at least 75% of the expected annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation expressing its interest to purchase production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement in respect of up to 25% of the proposed refinery's expected annual production, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the arrangement with PL Internet, Inc. On December 11, 2006, Global Alumina gave Mitsubishi notice of receipt of binding commitments for the purchase of at least 75% of the expected annual production from the proposed refinery and on February 9, 2007, Mitsubishi gave Global Alumina notice of its interest to purchase production from the proposed refinery. On February 16, 2007, Global Alumina and Mitsubishi met and Global Alumina delivered to Mitsubishi a draft long-term alumina supply agreement. The parties are now in negotiations with respect to the terms of a supply agreement.

Under an agreement dated March 2, 2006 (the "Amended Marubeni Option"), Marubeni agreed to terminate the Marubeni Option in consideration for a lump-sum payment of $50,000 and an option to enter into good faith negotiations for the purchase of up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

D. *Herakles Loan*

On October 27, 2006, Herakles Capital Corp. ("Herakles"), a related party, provided the Corporation with an interest-free loan of approximately $177,000 (the "Herakles Loan"), to facilitate the payment of Project-related commitments which came due prior to the execution of the Loan Facility Agreement. Following receipt of the Herakles Loan, the Corporation's cash and cash equivalents were approximately $5,622,000. The Herakles Loan was repaid by the Corporation in full on November 8, 2006.

E. *Litigation*

On February 23, 2007, a complaint (the "Complaint") was filed against the Corporation, among others, alleging breach of contract and unjust enrichment. GAPCO, the Corporation's predecessor, contracted with the plaintiff to assist it in raising capital. The plaintiff arranged for IBK investment banking firm in Toronto to coordinate a private placement of units ("Units") of GAPCO, consisting of one GAPCO common share and one-half of a warrant (a "Warrant") to purchase a GAPCO common share for $1.50. Each Unit was sold for $1.00. GAPCO and the plaintiff entered into a written finders fee agreement (the "Finders Fee Agreement") on July 23, 2003 which provided that the plaintiff would receive a commission equal to 1.5% of the cash raised by the IBK private placement.

The Units were placed in January 2004, raising $50 million for GAPCO. GAPCO paid the plaintiff the finders fee of $750,000. The plaintiff alleges that the Finders Fee Agreement entitles him to an additional fee of $562,500 in respect of the proceeds raised on the exercise of the Warrants from time to time prior to their expiry date.

The Corporation's position is that no additional finders fee is payable under the Finders Fee Agreement, as industry practice dictates that commission is only payable in respect of the consideration paid for the securities purchased and not for additional securities that may be issued upon the exercise or conversion of such securities. As the commission was paid on the proceeds raised on the sale of the Units, the Corporation asserts that it has no further obligations to the plaintiff under the Finders Fee Agreement.

The Corporation has moved to dismiss the Complaint. In the event that the Complaint is not dismissed, the Corporation intends to vigorously defend against the allegations contained therein.

Selected Annual Information

The following table provides a brief summary of the Corporation's financial operations. For more detailed information, refer to Global Alumina's consolidated financial statements.

	Year ended December 31,		
	2006	2005	2004
Total revenues (interest and fee income)	$ 1,705,332	$ 1,057,420	$ 440,673
Expenses	$ 21,223,917	$ 18,325,708	$ 17,515,333
Loss before taxes	$ (19,518,585)	$ (17,268,288)	$(17,074,660)
Net loss	$ (19,518,585)	$ (17,268,288)	$(17,074,660)
Net loss per share	$ (0.10)	$ (0.14)	(0.18)

	As at December 31,		
	2006	2005	2004
Cash and restricted cash	$ 10,894,621	$ 86,730,213	$ 51,554,031
Working capital (deficit)	$ (25,625,627)	$ 73,470,031	$ 47,596,920
Total assets	$224,700,889	$173,377,216	$ 58,756,785
Total long-term liabilities	$ nil	$ nil	$ nil

Selected Quarterly Information (unaudited)

	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005
Total revenues (interest and fee income)	$ 80,701	$ 259,328	$ 632,660	$ 732,643	$ 488,573	$ 189,402	$ 192,209	$ 187,236
Net loss	$(6,214,878)	$(4,432,596)	$(5,014,005)	$(3,857,106)	$(6,434,571)	$(3,437,629)	$(3,369,821)	$(4,026,267)
Net loss per share	$ (0.03)	$ (0.02)	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.03)	$ (0.03)	$ (0.03)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no alumina sales revenue prior to 2010 at the earliest.

Global Alumina's operations during the year ended December 31, 2006 produced a net loss of $19,518,585 or $0.10 per share (2005 – $17,268,288 or $0.14 per share). Interest income for the year was $1,497,830 (2005 – $759,923). The interest income was earned on the proceeds realized from the private placements completed in 2005, proceeds realized from the exercise of warrants during 2006 and advances under the Loan Facility Agreement.

The "Breakdown of Expenditures" table which follows provides a summary analysis of operating expenditures for the year ended December 31, 2006 compared to the corresponding period in 2005 and 2004. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the year ended December 31, 2006 were $116,459,696.

Breakdown of Expenditures

Expenditures	Year ended December 31, 2006	2005	2004
Construction-in-progress	$116,459,696	$69,436,356	$ 6,399,812
Engineering	Nil	25,178	9,340,006
Professional fees	6,708,540	8,488,390	5,426,554
General and administrative	12,198,010	8,285,347	2,256,951
Amortization	2,317,367	1,526,793	491,822
Total expenditures	$137,683,613	$87,762,064	$23,915,145

The comparative numbers for 2005 and 2004 have been reclassified to conform to the presentation adopted in the current year. The reclassification relates to certain items previously included under "Professional fees" that are more appropriately classified under "General and administrative".

Professional fees include expenses related to consulting, legal, financing and accounting services. Professional fees for the year ended December 31, 2006 decreased by $1,779,850, or 21%, from 2005. A decrease in consulting work on the Project accounts for nearly $1.1 million of the decrease year over year. While legal fees decreased, an additional $885,377 of legal fees related to negotiation of debt financing have been deferred on the balance sheet. Costs of the debt financing advisor and the independent consultants it hired to review the Project for the prospective lenders increased $524,000 year over year.

The significant components of general and administrative expenses include Guinean operating expenses, travel and living expenses, salaries, insurance, healthcare and stock option expenses. Costs for those consultants who perform employment services have been classified in 2006 as general and administrative expenses. In 2005, these services, totaling $1,599,000, were formerly classified as professional fees. The 2005 balances have been reclassified to conform with the presentation adopted for 2006. General and administrative expenses increased in 2006 over 2005 by $3,912,663 to $12,198,010, due primarily to the expansion of the operations in Guinea, accruals for advance bauxite royalty payments for the years 2005 and 2006 expected to be payable to the Government of Guinea commencing in 2007 and accelerated pre-construction activities. Commencing in June 2006, the Corporation moderated its work and expenditure growth rate to conserve cash as it began to seek alternative financing to replace the previously anticipated debenture financing from Emirates International Investment Corporation LLC ("EIIC"). See "Liquidity and Capital Resources". Amortization expense increased by $790,574 for the year ended December 31, 2006 compared to 2005 primarily due to the acquisition of construction equipment totalling $8.2 million in late 2005 and an additional $2.6 million of construction equipment and automobiles in 2006.

Capital Expenditures

The Corporation's current estimate of the total cost to complete construction and development of the Project is approximately $3.0 billion. This anticipated increase in the total cost of the Project from an estimated $2.65 to $2.95 billion is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of higher commodities, materials and energy prices resulting from the substantial increase in new investment in the natural resource, oil and gas and construction sectors over the past three years. In addition, in the first quarter of 2006, the Corporation made the decision to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. If the transactions contemplated under the Subscription Agreement are completed, the Corporation's share of the final Project costs will be based on its proportionate interest in Guinea Alumina. See "Recent Developments – Subscription Agreement". The Project development schedule contemplates that initial alumina production from the refinery will commence by the middle of 2010 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity in 2011.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years.

Liquidity and Capital Resources

At December 31, 2006, the Corporation had a working capital deficiency of $25,625,627, compared to a working capital surplus of $73,470,031 at December 31, 2005. Accounts payable and accrued liabilities have increased by approximately 70% to $26,230,473 at December 31, 2006 as the Corporation awaited drawdowns under the Loan Facility Agreement. The decrease in working capital is primarily attributable to an increased level of construction-related expenditures in 2006. In June 2006, EIIC advised the Corporation that it did not intend to complete the purchase of a $50 million principal amount convertible debenture which it had agreed to purchase pursuant to a subscription agreement dated August 16, 2005 and amended September 22, 2005. To replace this anticipated source of financing, the Corporation has entered into the Loan Facility Agreement. The Corporation has drawn down $48,699,681 of the available borrowings under the Loan Facility Agreement as of the date hereof. In the event that the transactions contemplated by the Subscription Agreement and related agreements do not close, all amounts owing under the Loan Facility Agreement will become due and payable, with interest, on May 31, 2007. Assuming that the balance of the available borrowings become available under the Loan Facility Agreement, the Corporation expects that it will be able to meet its non-discretionary operating and capital expenditure requirements through the second quarter of 2007. However, if the Corporation does not meet the conditions precedent to further borrowings under the Loan Facility Agreement, the Corporation will have to identify and secure alternative sources of financing. If the Corporation does not meet such conditions precedent and an alternative source of financing is not secured, the Corporation will not be able to alleviate its liquidity shortfall, which may materially impact the current timetable for Project completion. The Corporation is subject to contractual limitations on its ability to raise debt and equity financing under the Loan Facility Agreement (see "Recent Developments – Loan Facility Agreement") and under the DUBAL Subscription Agreement and the IDBIF Subscription Agreement (as defined below).

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. Citigroup has agreed to suspend work and payment of the retainer fee for the period October 1, 2006 through March 31, 2007 pending completion of the Subscription Agreement. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2008.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (an "MOU") with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the Technip MOU, Technip agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $48.3 million to Technip in connection with Phase One. The Technip MOU has expired, however, the Corporation and Technip have been negotiating a new MOU whereby Technip will carry out the engineering and procurement of the equipment and bulk materials for, and supervise the construction of, the refinery. Until this replacement MOU is agreed between the parties, Technip will continue its work based on the terms of the expired Technip MOU.

Under an MOU dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "2005 MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. On September 29, 2006, the Corporation entered into a new MOU with CCIC and CB&I (the "2006 MOU"). Under the 2006 MOU, CCIC and CB&I will form a joint venture to construct the proposed alumina refinery in Guinea and undertake specialist associated engineering requirements. CB&I is also currently engaged in the engineering work related to the precipitation unit of the proposed refinery. To date, under the 2005 MOU and the 2006 MOU, the Corporation has made aggregate payments of $5.8 million and $6.1 million to CCIC and CB&I, respectively. Additional funds in the amount of $19.1 million have been paid to CCIC for other construction activities.

In 2006, the Corporation entered into additional contractual commitments for the procurement of construction materials and services, increasing the cumulative value of all construction contracts from inception through year-end to $235.6 million. Individual contracts valued in excess of $3.5 million that were entered in 2006 were: (i) a $33.0 million contract for early port of Kamsar works; (ii) a $22.5 million contract for construction of the rail spur from the main line to the refinery site; (iii) a $17.5 million contract for the refinery site earthworks; (iv) a $17.2 million contract for the production of crushed rock for use as railroad ballast, and in-road construction and the production of concrete; (v) a $12.6 million contract for refinery engineering; (vi) an $11.0 million contract for the construction of access roads from the existing highway to the refinery, quarry and new township sites; (vii) a $9.1 million contract for 15,000 tonnes of steel H-pile sections; (viii) a $6.3 million contract for refinery construction planning; (ix) a $4.6 million contract for transportation and setup of the concrete batch plant; and (x) a $3.8 million contract for construction of an upgraded, heavy duty road bridge along the main highway in Boké.

From time to time, Global Alumina enters into letter of credit arrangements in the ordinary course of business. In connection with the procurement of materials required for construction of the refinery, the Corporation entered into a letter of credit on May 5, 2006 which expired on October 21, 2006. Because of a quantity tolerance permitted in the terms and conditions of the letter of credit, the Corporation was required to keep cash on hand through the expiration date in an amount equal to 105% of the face value of the outstanding letter of credit. There are no letter of credit arrangements outstanding as at the date hereof.

The Corporation has entered into financing agreements as described under "Recent Developments" and "Financing Agreements" and the Transaction agreements. See also "Liquidity and Capital Resources".

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. To date, the Corporation has raised gross proceeds of approximately $248 million through the private placement of equity securities and the exercise of outstanding warrants and has a conditional commitment from DUBAL for an additional aggregate estimated amount of $255 million. If the Transaction is completed, DUBAL will no longer provide its additional $255 million investment in the Corporation, however, DUBAL and the Corporation will each assume a share of the final Project costs based on its proportionate interest in Guinea Alumina (being one-quarter and one-third, respectively). The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project. Each is described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into the DUBAL Subscription Agreement and issued to DUBAL 10,000,000 common shares at $2.00 per share, on September 30, 2005.

DUBAL also has the right to subscribe for additional common shares constituting 25% of the Corporation's shares outstanding on a fully-diluted basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription"). The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable. Based on a $1 billion equity requirement, the Additional Subscription price would be $255 million.

In consideration for its initial subscription and Additional Subscription, DUBAL will also be entitled to receive a number of common shares such that its shareholding in the Corporation would equal 25% of the common shares issued by the Corporation. DUBAL's entitlement to receive common shares upon conversion of convertible debt held by third parties, if any, arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, after the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The DUBAL Subscription Agreement restricts the Corporation's ability to raise equity financing by placing the following restrictions on issuances of equity securities by the Corporation: (i) the Corporation may not, prior to the final closing date, issue equity securities to any person if the effect of such issuance would be that such person would own more than 25% of the total number of common shares immediately following the final closing date; (ii) the Corporation may not, prior to the final closing date, issue equity securities at a price of $2.00 or less, unless the issuance is pursuant to a public offering of common shares; and (iii) the Corporation may not, at any time following the final closing date (provided that DUBAL owns at least 10% of the issued and outstanding common shares of the Corporation), issue any securities unless it offers DUBAL the opportunity to subscribe for that number of such securities representing 25% of the securities proposed to be issued.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription, for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina, and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. In anticipation of this right becoming effective, Dr. Abdulrahman Al-Awar was put forward as a nominee of DUBAL and was elected to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders held on May 8, 2006.

The Corporation and DUBAL will enter into an agreement to amend the DUBAL Subscription Agreement to provide that it will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by a specified future date, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005. EIIC was also committed to purchase a $50 million convertible debenture thereunder but failed to do so. The Corporation believes that EIIC has repudiated the agreement and that the Corporation is no longer bound by the agreement.

The EIIC Subscription Agreement had restricted the Corporation's ability to raise equity capital and had entitled EIIC to nominate one representative for election to the Corporation's Board of Directors so long as EIIC held not less than 10% of the Corporation's issued and outstanding common shares.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share, for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at December 31, 2006 or at December 31, 2005.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2006. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation would recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified: a change in the extent to which the project asset is expected to be used; a change in the manner in which the project asset is expected to be used; an interruption to the construction project for an extended period of time; physical damage to the construction project; or a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met: the costs are incremental and directly related to financing; the proposed financing details are specifically identified; and completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Financial Instruments and Comprehensive Income

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement" and 1530, "Comprehensive Income". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Corporation will adopt these new standards effective January 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that: all financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition; all financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and all derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

The Corporation is currently assessing the impact of these new standards on its consolidated financial statements.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 203,752,544 shares were issued and outstanding as at December 31, 2006 and March 26, 2007.

During the year ended December 31, 2006, 94,601 common shares were cancelled pursuant to the operation of an arrangement agreement dated April 3, 2000 between Pelangio-Larder Mines ("PLM") (a predecessor to the Corporation) and Marl Resources Corp., as amended by an agreement dated May 8, 2000 (collectively, the "PLM Agreement"). Pursuant to the PLM Agreement, any certificate representing an interest in PLM which was not surrendered prior to May 15, 2006 would cease to represent any interest or claim of any kind or nature. As of May 15, 2006, certificates representing 94,601 common shares had not been surrendered, therefore these certificates ceased to represent an interest in the capital of the Corporation and the Corporation's issued and outstanding common shares were reduced by 94,601 common shares.

Share Purchase Warrants

During the year ended December 31, 2006 a total of 26,164,399 warrants were exercised for proceeds of $37,232,849 and an additional 1,878,850 warrants expired unexercised. Details of the 2,790,850 share purchase warrants issued and outstanding at March 26, 2007 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
2,790,850	February 3, 2008	$1.00

Employee Stock Options

There are 4,362,500 options outstanding under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 5,637,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
1,010,000	1,010,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
750,000	250,000	500,000	March 10, 2010	$2.50
482,500	160,833	321,667	July 25, 2010	$1.40
75,000	25,000	50,000	November 8, 2010	$1.57
45,000	Nil	45,000	March 7, 2011	$1.75
1,975,000	Nil	1,975,000	December 11, 2011	$1.00

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $495,719 (2005 – $710,682) has been recognized in the financial statements for the year ended December 31, 2006.

Related Party Transactions

Related party transactions are disclosed in Note 9 to the financial statements for the year ended December 31, 2006 and are summarized below.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project and certain overhead expenses incurred by Karalco in respect thereof. The Corporation and Karalco have agreed that the Karalco Agreement will be retroactively effective from January 1, 2006. Under the Karalco Agreement, the Corporation has agreed to pay Karalco $60,000 per month. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Corporation had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on the achievement of Project-related milestones. One of these milestones, the signing of the DUBAL Subscription Agreement, occurred in 2005 and the other, the ratification of the Mining Concession, occurred in 2006. The incentive fees in respect of these milestones were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer and the incentive based compensation for the year ended December 31, 2006 amounted to $970,000 (2005 – $970,000). During the fourth quarter of 2005, the Corporation determined that an additional amount of $300,000 was payable with respect out-of-pocket and related administrative expenses incurred by Karalco in connection with the services provided to the Corporation. Beginning February 1, 2006, Karalco is reimbursed an amount for office expenses. The cost of such office expenses for 2006 totalled approximately $26,000 ($nil – 2005).

An employee of BusinessCom Europe, a company controlled by Mr. Karjian, provided professional services to Global Alumina in 2006. BusinessCom Europe was reimbursed at 105% cost. The arrangement terminated in June 2006. The total expenses for the year ended December 31, 2006 were approximately $55,000.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is wholly-owned by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The

Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles have agreed that the Herakles Agreement will be retroactively effective from January 1, 2006. Under the Herakles Agreement, the Corporation has agreed to pay Herakles $200,000 per annum. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $400,000. Prior to January 1, 2006, the Corporation had an oral agreement with Herakles to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. All professional services rendered by employees of, and consultants retained by, Herakles were retained at or below market rates and Herakles was reimbursed at cost. Effective January 1, 2006, this oral agreement with Herakles covered solely the professional services of Bruce Wrobel and has now been superseded by the Herakles Agreement. The total cost attributable to the Herakles Agreement for the year ended December 31, 2006 amounted to approximately $208,000 (2005 – $1,181,000).

On October 27, 2006, the Corporation received the Herakles Loan from Herakles. See "Recent Developments – Herakles Loan".

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which has provided and continues to provide professional services to the Corporation. Sithe Global is reimbursed at cost. The total cost for the year ended December 31, 2006 amounted to approximately $407,000 (2005 – $218,000). In addition, the President of Sithe Global provides consulting services to the Corporation at a rate of $15,000 per month. The total cost for the year ended December 31, 2006 amounted to $180,000 (2005 – $150,000).

In prior years, the Corporation had an agreement to reimburse Herakles for occupancy expenses. For the year ended December 31, 2006, the Corporation reimbursed Herakles $nil (2005 – $215,000). This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation for the year ended December 31, 2006 amounted to approximately $628,000 (2005 – $96,000).

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL and Dr. Abdulrahman Al-Awar, a director of the Corporation, is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement. See "Financing Agreements – The DUBAL Subscription Agreement" and "Recent Developments – Off-take Agreement Discussions". DUBAL and the Corporation are also parties to each of the Loan Facility Agreement and Framework Agreement. See "Recent Developments – Loan Facility Agreement" and "Recent Developments – Framework Agreement".

Mr. Mehdi Dazi is a director of the Corporation and Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation are parties to a the EIIC Subscription Agreement. See "Financing Agreements – The EIIC Subscription Agreement".

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors are described herein and under the heading "Risk Factors" in the Corporation's Annual Information Form. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under *Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the most recent year end there were no changes in the Corporation's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Framework Agreement, the Loan Facility Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form, are or will be available through SEDAR and can be accessed through the Internet at www.sedar.com.